2025
Management Proxy Circular

March 27, 2025 | Magna International Inc.



8 consecutive years

- Fortune's "World's Most Admired Companies"

4 consecutive years

- Ethisphere's "World's Most Ethical Companies"

100+ first-to-market innovations

Averaging 100 customer recognition awards annually **10 years running**

$36 million in energy cost avoidance in **2024**

Won 7 Total Automotive News PACE Innovation Awards in last **10 years**

Tens of Thousands connected devices across manufacturing footprint driving digital transformation

Message from the Chairman and Chief Executive Officer

Dear Fellow Shareholders,

We are pleased to invite you to Magna's upcoming (virtual) annual and special meeting of shareholders, which will be held on Thursday, May 8, 2025, at 10:00am (Eastern time). The Notice of Meeting lists the matters to be addressed at the meeting, with detailed information provided in the pages that follow.

Moving Forward with Focus

Despite facing another year of significant macroeconomic, geopolitical and industry challenges, Magna remains committed to driving long-term value creation through:

- **Product Portfolio Management**: We continue to assess Magna's portfolio through the lens of a long-term owner, focusing on profitable market opportunities, market positioning, and a sustainable competitive advantage.
- **Customer Diversification**: While Magna has six high-volume customers globally, we supply components and systems to every major vehicle manufacturer and continue pursuing opportunities to diverse and grow in the changing customer landscape. This includes successfully shifting our market mix in China with domestic OEMs and growing sales with them by 15%, in 2024.
- **Operational Excellence**: Continuous improvement – an essential part of our DNA – is critically important in a dynamic environment. We are focused on controlling what we can control, including by driving value through solid execution, long-term margin transformation of underperforming business units and leveraging factory of the future initiatives across the company.
- **Capital Allocation Strategy**: We remain committed to disciplined, profitable growth through a strong balance sheet, accretive investments that drive Free Cash Flow generation, and return of capital to shareholders through dividends and share repurchases. In fact, over the past decade, our discipled approach has enabled us to return approximately $16 billion to shareholders through repurchases and dividends.
- **People & Talent**: We aim to continuously advance our dedicated team of over 170,000 employees through a culture of fairness, accountability, integrity, innovation, and entrepreneurialism. In addition to multiple leading employer recognition awards, Magna was named one of the "World's Most Ethical Companies" by Ethisphere in 2025, for the fourth consecutive year.

Navigating Challenges with Purpose

In another year marked by a challenging market environment, including lower vehicle production in North America and Europe, Magna succeeded in driving margin expansion and increased cash flow generation through deliberate actions related to operational excellence, restructuring, reduced capital spending, and commercial recoveries. These measures aren't just about driving financial results – they position us to capitalize more effectively and efficiently on future growth opportunities.

Operational excellence and sustainability are deeply interconnected – by operating responsibly we strengthen our long-term financial performance, bolster our competitive position, and support our goal of delivering value for all stakeholders. Our primary sustainability focus remains on energy efficiency to reduce costs and carbon emissions, as we accelerate our transition to renewable energy. At the same time, consistent with our core values, we have made progress in areas such as responsible sourcing and supply chain transparency, both of which help mitigate supply chain risks.

Looking Ahead

At the upcoming annual meeting, shareholders will have the opportunity to elect 13 directors. In line with our Board's commitment to fresh perspectives, one new nominee has been put forward – Peter Sklar. Peter is a former automotive industry analyst, whose expertise will augment the Board's skills related to capital allocation and investor priorities. At the same time, all thirteen nominees bring critical skills and experience needed in addressing a dynamic environment, including rapidly evolving trade and tariff landscape.

We remain optimistic about Magna's future and thank you for your continued trust and support. We encourage you to participate in Magna's upcoming (virtual) annual and special meeting on May 8, 2025. You can submit your vote on the matters detailed in this proxy circular – either by proxy ahead of the meeting, or online during the meeting.

Sincerely,

Robert F. MacLellan
Board Chair

Swamy Kotagiri
President & Chief Executive Officer

Notice of Annual and Special Meeting of Shareholders

<table>
<tr><td>Date:</td><td>Thursday, May 8, 2025</td></tr>
<tr><td>Time:</td><td>10:00 a.m. (Toronto time)</td></tr>
<tr><td>Place:</td><td>Virtual-only meeting
via live internet webcast online at
www.virtualshareholdermeeting.com/MGA2025</td></tr>
</table>

We have opted to hold a virtual-only meeting, conducted via live internet webcast, in which all shareholders will have an equal opportunity to participate online regardless of geographic location.

Shareholders can submit questions or comments ahead of the Meeting via ProxyVote.com. Simply visit www.ProxyVote.com, enter your Control Number, Vote your Shares and ask your Pre-Meeting Questions.

You are receiving this Notice of Magna's Annual and Special Meeting of Shareholders (the "Meeting") since you held Magna Common Shares at the close of business on March 19, 2025. You are entitled to vote your shares at the Meeting, which is being held to:

1. receive Magna's consolidated financial statements and the report of independent registered public accounting firm thereon for the fiscal year ended December 31, 2024;

2. elect thirteen directors;

3. reappoint Deloitte LLP as our independent auditor and authorize the Audit Committee to fix the independent auditor's remuneration;

4. consider and, if thought advisable, pass an ordinary resolution ratifying Magna's new stock option plan;

5. vote, in an advisory, non-binding manner, on Magna's approach to executive compensation ("Say on Pay") described in the accompanying Management Information Circular/Proxy Statement (the "Circular"); and

6. transact any other business that may properly come before the Meeting.

As of the date of this Notice, we are not aware of any business to be addressed at the Meeting other than the five specific items listed above.

The Circular relating to the Meeting contains more information on the matters to be addressed at the Meeting. The section of the Circular titled "How to Vote Your Shares" contains detailed information to help you understand how to vote your shares within the applicable time limits. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion.

Magna has elected to use the Notice and Access rules permitted by Canadian securities regulators to deliver the Circular to both our registered and non-registered shareholders. This means that instead of receiving the Circular by mail, shareholders will receive a written notification with instructions on how to access the Circular online, together with a form of proxy or voting instruction form, as applicable. The Circular is available on our website at magna.com, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov/edgar.

By order of the Board of Directors.

March 27, 2025
Aurora, Ontario

BASSEM A. SHAKEEL
Vice-President, Associate General Counsel and
Corporate Secretary

Contents

Management Information Circular/Proxy Statement

Business of the Meeting

Corporate Governance

Additional Information

Management Information Circular/Proxy Statement

This Circular is being provided to you in connection with the Annual and Special Meeting of Magna's shareholders (the "Meeting"), which will be held on Thursday, May 8, 2025, commencing at 10:00 a.m. (Toronto time) via live internet webcast online at **www.virtualshareholdermeeting.com/MGA2025**.

Proxy Summary

In this summary, we highlight certain information you will find in various other parts of this management information circular/proxy statement (the "Circular"). This summary does not contain all of the information that you should consider. Please review the entire Circular carefully before casting your vote.

Business of the Meeting

		Board Vote Recommendation	For More Information
1.	***Receive*** the audited consolidated financial statements and the report of the auditor for the year ended December 31, 2024	N/A	Page(s) 1, 11
2.	***Vote*** to elect thirteen directors for a term of approximately one-year, ending on the date of the next annual meeting	**FOR**	Page(s) 2, 12
3.	***Vote*** to reappoint Deloitte LLP as Magna's independent auditor and authorize the Audit Committee to set the independent auditor's remuneration	**FOR**	Page(s) 3, 29
4.	***Vote*** to ratify Magna's new stock option plan	**FOR**	Page(s) 4, 31
5.	***Vote*** on the advisory, non-binding resolution on Magna's approach to executive compensation ("Say on Pay")	**FOR**	Page(s) 4, 37

1. Financial Statements

Magna's consolidated financial statements for the fiscal year ended December 31, 2024, together with the report of independent registered public accounting firm on those statements, will be presented at the Meeting, but no shareholder vote is required in connection with the financial statements. The report of independent registered public accounting firm on our financial statements for the fiscal year ended December 31, 2024, was unqualified and without reservation. Both of these items are contained in our 2024 Annual Report, which is available on our website at www.magna.com.

Selected financial results for 2024 are found below. However, we encourage shareholders to review our complete financial statements and the report of independent registered public accounting firm thereon.



1. Adjusted Return on Invested Capital is a non-GAAP financial measure. Definitions and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP, can be found in the company's Annual Report for the Year Ended December 31, 2024, in the Management's Discussion and Analysis of Results or Operations and Financial Position section. The Magna International Inc. 2024 Annual Report has been posted to the company's website through the Investors link at www.magna.com.

2. Election of Directors – 2025 Nominees

Independence

| 92% |

2024 Attendance

| >97% |

Average 2024 Votes FOR

| 97% |



Age 66 yrs Avg.	**Tenure** 5 yrs Avg.
<60 yrs : 1 nominee	0-4 yrs : 7 nominees
60-65 yrs : 6 nominees	5-9 yrs : 5 nominees
66-70 yrs : 4 nominees	10+ yrs : 1 nominee
>70 yrs : 2 nominees	

Diversity 38% Diverse Nominees*

* LGBTQ+ or underrepresented minority in home country

Gender 38% Women

Nominee Overview

Nominee	Age	Director Since	Tenure Limit	Principal Occupation	Independence[1]	Financial Expertise	Committee Memberships[2]
Mary S. Chan	62	2017	2029	Chief Operating Officer, Nikola Corporation and Corporate Director	I		GNSC/TC
Hon. V. Peter Harder, P.C.	72	2020	2029	Senator and Corporate Director	I		GNSC*/TC
Jan R. Hauser	66	2022	2034	Corporate Director	I	●	AC/TC
Seetarama S. Kotagiri	56	2021	–	Chief Executive Officer of Magna	M		–
Jay K. Kunkel	65	2023	2035	Corporate Director	I	●	AC/TC
Robert F. MacLellan	70	2018	2030	Chairman, Northleaf Capital Partners and Corporate Director	I	●	Board Chair/TC
Mary Lou Maher	64	2021	2033	Corporate Director	I	●	AC*/TC
William A. Ruh	63	2017	2029	Chief Executive Officer, Lifestyle Solutions Real Estate and Corporate Director	I		TC*/TOCC
Dr. Indira V. Samarasekera	72	2014	2026	Corporate Director	I		TOCC*/TC
Peter Sklar	67	2025	2037	Corporate Director	I	●	AC/TC
Matthew Tsien	64	2023	2035	Corporate Director	I		TOCC/TC
Dr. Thomas Weber	70	2022	2034	Corporate Director	I		GNSC/TC
Lisa S. Westlake	63	2019	2031	Corporate Director	I	●	TOCC/TC

Notes:
1. I = Independent; M = Management.
2. The Board has four (4) standing committees: Audit Committee ("AC"); Governance, Nominating and Sustainability Committee ("GNSC"); Technology Committee ("TC"); and Talent Oversight and Compensation Committee ("TOCC"). Asterisk (*) denotes Committee Chair.

Additional information about the Nominees, including their biographies, skills and compensation can be found starting on page 13 of the Circular.

Highlights of our approach to corporate governance include:

Corporate Governance Overview

• Active Board engagement in, and approval of strategy	• Diverse Nominee skills, expertise and backgrounds
• Strong oversight of management succession planning	• Board Diversity Policy with gender parity target
• Environmental, Social and Governance (ESG) oversight	• Director tenure limit
• Active shareholder engagement	• Limitation on director interlocks
• Advance Notice By-Law	• Independent Board Chair
• Annual director election; no slate ballots	• 100% Independent Directors on all Board committees
• Annual Say on Pay vote	• Independent Directors meet without Management
• Mandatory deferral of director fees	• Rigorous annual Board/Director effectiveness evaluation
• Equity maintenance requirement for directors	• Director orientation and continuing education
• Trading blackouts and anti-hedging restrictions	• Controls against overboarding
• Commitment to culture of ethics and compliance	• Majority voting policy; prompt disclosure of vote results

3. Reappointment of Deloitte LLP as Magna's Independent Auditor



AUDIT FEES 2024

□ Audit: 57%
□ Audit-related: 37%
■ Tax: 6%
■ Other Permitted: <1%
— Total: 100%

94% Audit / Related Fees

>99% 2024 Votes FOR

11 Fiscal Yrs as auditor

Deloitte LLP ("Deloitte"), an Independent Registered Public Accounting Firm, was first appointed Magna's independent auditor on May 8, 2014 and has audited Magna's consolidated financial statements for the fiscal years ended December 31, 2014 and after. Deloitte reports directly to the Audit Committee, which assesses its independence, oversees its work, evaluates its performance and sets its compensation.

The Audit Committee believes that Deloitte provides value to Magna's shareholders through its methodical, independent challenge to Magna's external financial reporting. Deloitte's audit approach is based on an audit risk assessment, which is continuously updated throughout the year. Audit risks identified in the risk assessment are addressed through tailored audit procedures that reflect Deloitte's understanding of Magna-specific factors as well as the general business environment in which Magna operates. The firm's communications to the Audit Committee demonstrate strong audit quality, professional skepticism and innovation in the audit, including through the effective use of data analytics. The Audit Committee is satisfied that Deloitte's integrated audit team consists of audit professionals and specialists who are qualified and experienced to provide audit services in the regions in which Magna operates. The firm has demonstrated a commitment to promoting a learning culture within its own team and sharing the firm's insights, perspectives and best practices with the Audit Committee, the Board, internal audit, as well as management and Magna's finance teams.

Additional information about Deloitte, including their independence, services and fees can be found starting at page 29 of the Circular.

4. Ratification of 2025 Stock Option Plan

Shareholders are being asked to ratify the 2025 Incentive Stock Option Plan (the "2025 Stock Option Plan"), adopted by the Board on March 27, 2025, as our current Amended and Restated Incentive Stock Option Plan (the "2009 Plan") no longer has sufficient shares available for future option grants. The terms of the 2025 Stock Option Plan are substantially similar in nature to the terms of the 2009 Plan.

Assuming shareholder approval, the 2025 Stock Option Plan provides for the issuance of up to 9,000,000 Common Shares from treasury on exercise of stock options granted under the Plan, with each option exercisable for one Common Share. Consistent with the 2009 Plan, stock options granted under the 2025 Stock Option Plan will vest in equal one-third tranches on the first three anniversaries of the grant date and expire on the seventh anniversary of the grant date.

Additional information about the 2025 Stock Option Plan can be found starting at page 31 of the Circular.

5. Say on Pay / Executive Compensation

Magna's executive compensation system seeks to promote effective decision-making through balanced incentives, with the goal of driving achievement of the following critical objectives:



Driving Execution of and Accountability for Our Strategic and Business Plans
We seek to promote effective decision-making through balanced incentives aimed at profitable growth, strong free cash flow generation, and efficient capital allocation to drive achievement of our annual business plan, three-year business plan, and seven-year strategic plan.



Rewarding Superior Performance with Superior Compensation
We operate a complex business in a rapidly evolving, highly competitive, cyclical, lean manufacturing industry. In this context, we recognize that downside risks are more likely than upside opportunities and, accordingly, believe that superior performance should be rewarded with superior compensation.



Creating Long-Term Shareholder Value
Magna has a long track record of delivering significant value to shareholders. While macroeconomic, geopolitical, and industry factors have challenged value creation across our industry in recent years, our compensation system seeks to incent the behaviours that will drive value-creation going forward.



Supporting the Attraction, Motivation and Retention of Top Leadership Talent
We cannot drive our strategic and business plans, generate superior performance, or create long-term value without world-class leadership. Accordingly, our compensation system has been structured to support our ability to attract, motivate, and retain top leadership talent.

A summary of the incentives we use to achieve these objectives can be found below:

Timeframe		Short (1-year)		Mid (3-years)		Long (7-years)
Element of Compensation	Base Salary	Performance Cash / STIs		Performance Equity / MLTIs		
	Fixed	Pre-Tax Profit	Free Cash Flow	ROIC PSUs	rTSR PSUs	Stock Options
Purpose	Compensation for day-to-day responsibilities.	Incents absolute earnings performance and drives achievement of business plan.	Incents effective working capital and efficient capital expenditure management.	Incents capital efficiency and effective capital allocation over mid-term.	Rewards market outperformance relative to peers competing for investment capital.	Incents absolute share price appreciation.
Features	At or below-market salaries. Generally not adjusted annually.	Fully "at-risk" with payouts ranging from 0-200%. Paid-out in cash.		Fully "at-risk" with payouts ranging from 0-200% of the number of PSUs granted. Redeemed by delivery of Magna Common Shares.		Vest over 3-years.

2024 CEO Compensation

Compensation in 2024 for Magna's CEO, Seetarama S. Kotagiri, consisted of a low base salary, a profit and free cash flow based STI, as well as MLTIs tied to value-creation on both an absolute basis and relative to industry peers. Mr. Kotagiri's proportions of his $17.0 million target TDC represented by fixed and performance conditioned compensation, were 7% and 93% respectively.

	Proportion of TDC (%)	Target TDC ($)	Actual/GDFV[1] ($)		Performance as of December 31, 2024
Base Salary	7	1,250,000	1,250,000		—
STIs (Cash)					
Pre-Tax Profit (75%)	21	3,565,000	2,303,000	Actual	64.6% payout
Free Cash Flow (25%)	7	1,185,000	2,370,000		200.0% payout
MLTIs (Equity)					
ROIC (40%)	26	4,400,000	4,400,000	GDFV[1]	Tracking at Target
rTSR (20%)	13	2,200,000	2,200,000		Tracking Below Target
Stock Options (40%)	26	4,400,000	4,400,000		Out-of-the-Money
Total	100	17,000,000	16,923,000		

Note:
1.   "GDFV" means Grant Date Fair Value.

In-line with compensation governance best practices, the TOCC engaged its independent compensation advisor to perform a "realized/realizable" compensation analysis of Mr. Kotagiri's 2024 compensation to assist the TOCC in assessing pay outcomes. Realized/realizable compensation provides an indication of how the different elements of compensation are actually performing as of a point in time – in this case, December 31, 2024. The graph below shows realized and realizable compensation values for 2024, relative to actual TDC, which includes base salary, actual STI earned and target MLTI values.



This graph demonstrates that realized/realizable values for elements of incentive compensation which are more within Executive Management's control – the Pre-Tax Profit STI and the ROIC MLTI – tracked closely to forecast levels. Additionally, realized/realizable values for market-driven elements of incentive compensation – the rTSR MLTI and stock options – closely reflect the broader Magna shareholder experience in 2024. Please refer to the CD&A later in this Circular for a full discussion of 2024 realized/realizable compensation, including a comparison against prior years.

Pay for Performance

The Say on Pay vote at the Meeting represents your opportunity to express your view as to whether the company's approach to executive compensation generates outcomes that are justified by Magna's performance. In light of the alignment between pay and performance as depicted in the graph below, the TOCC is satisfied that compensation outcomes are reasonably aligned with performance.



Voting Information

Record Date

March 19, 2025, is the record date for the Meeting (the "Record Date"). Only holders of our Common Shares as of the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Outstanding Shares, Votes and Quorum

As of the Record Date, 281,735,503 Magna Common Shares were issued and outstanding. Each Magna Common Share is entitled to one vote. A quorum of shareholders is needed to hold the Meeting and transact business. Under our by-laws, quorum means at least two persons holding, or representing by proxy, at least 25% of our outstanding Common Shares.

Principal Shareholders

To our knowledge, the only shareholder that beneficially owns or exercises control or direction, directly or indirectly, 10% or more of Magna's Common Shares which were outstanding as at the Record Date is Pzena Investment Management, LLC.



COMMON SHARES HELD

☐ **Public:**	**84%**
☐ **Pzena Investment Management, LLC**	**10%**
☐ **North American and European DPSPs:**	**6%**
■ **Directors/Executive Officers:**	**<1%**
Total:	**100%**

Shareholder Group	Number of Shares	Percentage of Shares
Public Shareholders	236,871,916	84%
Pzena Investment Management, LLC[2]	28,289,811	10%
Magna Directors and Executive Officers (N = 21)	442,794	<1%
Magna Employee Deferred Profit Sharing Plans (Canada, U.S., Europe)[1]	16,130,982	6%

Notes:

1. To the best of our knowledge, all of these shares will be voted FOR the election of directors, the re-appointment of the auditor, the ratification of the 2025 Stock Option Plan, and the "Say on Pay" advisory resolution.

2. Information about Pzena Investment Management, LLC is derived from publicly available information dated February 4, 2025.

Individual Voting

At the Meeting, shareholders will vote for each nominee for election to the Board, individually. We do not use slate voting.

Majority Voting

We maintain a majority voting policy, which is described under "Corporate Governance", and each nominee for election to the Board has agreed to abide by such policy.

Voting Results

Detailed voting results will be promptly disclosed in a press release issued and filed on the Meeting date.

You may request a paper copy of the Circular, at no cost, up to one year from the date the Circular was filed on SEDAR+. You may make such a request at any time prior to or following the Meeting by contacting Broadridge at 1-877-907-7643 (Toll Free for Registered Shareholders and Non-Registered/Beneficial Shareholders – North America) or Direct 1-303-562-9305 (English) / 1-303-562-9306 (French) (Other countries) and follow the instructions. Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by email.

How To Vote Your Shares

Your Vote Is Important

Your vote is important. This Circular tells you who can vote, what you will be voting on and how to vote. Please read the information below to ensure your shares are properly voted.

Since the Meeting is being held as a virtual-only meeting, there are differences in how the Meeting will be conducted compared to an in-person meeting. However, shareholders will have an equal opportunity to participate at the meeting online, regardless of geographic location. This means that shareholders attending online will have the opportunity to ask questions and vote in real-time. All shareholders are encouraged to cast their votes in advance by proxy as described below.

Registered vs. Non-Registered Shareholder

How you vote your shares depends on whether you are a **registered shareholder** or a **non-registered shareholder**. In either case, there are different ways to vote, but shareholders will <u>not</u> be able to attend the Meeting and vote in person since it will be a virtual-only meeting.

Registered Shareholder: You are a registered shareholder if you hold one or more share certificates that indicate your name and the number of Magna Common Shares that you own. As a registered shareholder, you will receive a form of proxy from Broadridge Investor Communications Corporation representing the shares you hold. If you are a registered shareholder, refer to "How to Vote – Registered Shareholders".

Non-Registered Shareholder: You are a non-registered shareholder if a securities dealer, broker, bank, trust company or other nominee holds your shares for you, or for someone else on your behalf. As a non-registered shareholder, you will most likely receive a Voting Instruction Form from Broadridge Investor Communications Corporation, although in some cases you may receive a form of proxy from the securities dealer, broker, bank, trust company or other nominee holding your shares. If you are a non-registered shareholder, refer to "How to Vote – Non-Registered Shareholders".

Proxies Are Being Solicited by Management

Management is soliciting your proxy in connection with the matters to be addressed at the Meeting (or any adjournment(s) or postponement(s) thereof) to be held at the time set out in the accompanying Notice of Annual and Special Meeting. We will bear all costs incurred in connection with Management's solicitation of proxies, including the cost of preparing and delivering this Circular and accompanying materials. In addition to the use of mail and email, some of our officers and employees may (for no additional compensation) also directly solicit proxies by phone, fax or other electronic methods. Banks, brokerage houses and other custodians, nominees or fiduciaries will be requested to forward proxy solicitation material to the persons on whose behalf they hold Magna shares and to obtain authorizations for the execution of proxies. These institutions will be reimbursed for their reasonable expenses in doing so.

These securityholder materials are being sent to both registered and non-registered owners of Magna Common Shares.

HOW TO VOTE – REGISTERED SHAREHOLDERS

If you are a registered shareholder, you may vote either by proxy or by completing an online ballot during the Meeting.

Submitting Votes by Proxy

There are four ways to submit your vote by proxy:

smartphone internet mail telephone

The form of proxy contains instructions for each of these methods.

If you are voting by smartphone, internet or telephone, you will need the pre-printed Control Number on your form of proxy.

A proxy submitted by mail must be in writing, dated the date on which you signed it and be signed by you (or your authorized attorney). If such a proxy is being submitted on behalf of a corporate shareholder, the proxy must be signed by an authorized officer or attorney of that corporation. If a proxy submitted by mail is not dated, it will be deemed to bear the date on which it was sent to you.

If you are voting your shares by proxy, you must ensure that your completed, signed and dated proxy form or your smartphone, internet or telephone vote is **received by Broadridge Investor Communications not later than 5:00 p.m. (Toronto time) on May 6, 2025**. If the Meeting is adjourned or postponed, you must ensure that your completed and signed proxy form or your smartphone, internet or telephone vote is received by Broadridge not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting.

Appointment of Proxyholder

Unless you specify otherwise or appoint a proxyholder, the Magna officers whose names are pre-printed on the form of proxy will vote your shares:

- **FOR** the election to the Magna Board of Directors of all thirteen nominees named in this Circular;
- **FOR** the reappointment of Deloitte LLP as Magna's independent auditor and the authorization of the Audit Committee to fix the independent auditor's remuneration;
- **FOR** the ordinary resolution ratifying Magna's 2025 Stock Option Plan; and
- **FOR** the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

You have the right to appoint someone else (who need not be a shareholder) as your proxyholder; however, if you do, that person must vote your shares on your behalf during the Meeting. To appoint someone else as your proxyholder, insert the person's name in the space provided on the form of proxy and provide an appointee identification number as indicated.

HOW TO VOTE – NON-REGISTERED SHAREHOLDERS

If you are a non-registered shareholder, the intermediary holding on your behalf (and not Magna) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Submitting Voting Instructions

There are four ways to submit your vote by Voting Instruction Form:

smartphone internet mail telephone

The Voting Instruction Form contains instructions for each of these methods.

If you are a non-registered shareholder and have received a Voting Instruction Form from Broadridge Investor Communications, you must complete and submit your vote by smartphone, internet, mail or telephone, in accordance with the instructions on the form.

Your completed, signed and dated Voting Instruction Form or your smartphone, internet or telephone vote must be **received by Broadridge not later than 5:00 p.m. (Toronto time) on May 6, 2025**. If the Meeting is adjourned or postponed, you must ensure that your completed, signed and dated Voting Instruction Form or your smartphone, internet or telephone vote is received by Broadridge not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. If a Voting Instruction Form submitted by mail or fax is not dated, it will be deemed to bear the date on which it was sent to you.

Additionally, Magna may use Broadridge's QuickVote™ service to assist beneficial shareholders with voting their shares. Broadridge will tabulate the results of all the instructions received and then provide the appropriate instructions for such shares to be represented at the Meeting.

In some cases, you may have received a form of proxy instead of a Voting Instruction Form, even though you are a non-registered shareholder. Such a form of proxy will likely be stamped by the securities dealer, broker, bank, trust company or other nominee or intermediary holding your shares and be restricted as to the number of shares to which it relates. In this case, you must complete the form of proxy and submit it to Broadridge as described to the left under "How to Vote – Registered Shareholders – Submitting Votes By Proxy".

If you choose to vote by proxy, you are giving the person (referred to as a "proxyholder") or people named on your form of proxy the authority to vote your shares on your behalf at the Meeting (including any adjournment or postponement of the Meeting).

HOW TO VOTE – REGISTERED SHAREHOLDERS (cont'd)	HOW TO VOTE – NON-REGISTERED SHAREHOLDERS (cont'd)

Appointment of Proxyholder (cont'd)

You may indicate on the form of proxy how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you do not specify on the form of proxy how you want your shares to be voted, your proxyholder will have the discretion to vote your shares as they see fit.

The form of proxy accompanying this Circular gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual and Special Meeting and with respect to any other matters that may properly come before the Meeting (including any adjournment or postponement of the Meeting). As of the date of this Circular, we are not aware of any amendments, changes or other matters to be addressed at the Meeting.

Voting Online During the Meeting

The Meeting will be held virtually via internet webcast. As a registered shareholder, you or your duly appointed proxyholder, will be able to cast votes and ask questions during the Meeting. To do so, you or your duly appointed proxyholder can access the Meeting **on May 8, 2025, at 10:00 am (Toronto time)** by visiting **www.virtualshareholdermeeting.com/MGA2025**. To participate in the Meeting, registered shareholders will need the control number pre-printed on the form of proxy. Duly appointed proxyholders will need the appointee identification number provided in the form of proxy by the registered holder of the shares being represented.

If you vote online during the Meeting and had previously completed and returned your form of proxy, your proxy will be automatically revoked and any votes you cast on a poll at the Meeting will count.

Revoking a Vote Made by Proxy

You have the right to revoke a proxy by **ANY** of the following methods:

- Vote again by phone, internet or smartphone not later than 5:00 p.m. (Toronto time) on May 6, 2025 (or not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting);

- Deliver by mail another completed and signed form of proxy, dated later than the first form of proxy, such that it is received by Broadridge not later than 5:00 p.m. (Toronto time) on May 6, 2025 (or not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting);

- Deliver to us at the following address a signed written notice revoking the proxy, provided it is received not later than 5:00 p.m. (Toronto time) on May 7, 2025 (or not later than 5:00 p.m. on the last business day prior to the date of the adjourned or postponed Meeting):

> Magna International Inc.
> 337 Magna Drive
> Aurora, Ontario, Canada L4G 7K1
> Attention: Corporate Secretary

Voting Online During the Meeting

If you have received a Voting Instruction Form and wish to vote online during the Meeting, you must first appoint yourself as a proxyholder by completing, signing and returning the Voting Instruction Form or completing the equivalent electronic form online, in each case, and **returning it to Broadridge not later than 5:00 pm (Toronto time) on May 6, 2025.**

If you have received a form of proxy and wish to vote online during the Meeting, you must insert your name in the blank space provided on the form of proxy. If you are voting your shares by proxy, you must ensure that your completed and signed proxy form or your phone or internet or smartphone vote is **received by Broadridge not later than 5:00 p.m. (Toronto time) on May 6, 2025.**

If the Meeting is adjourned or postponed, you must ensure that your completed and signed Voting Instruction Form (or equivalent electronic form online) is received by Broadridge not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting.

The Meeting will be held virtually via internet webcast. As a non-registered shareholder who has duly appointed yourself or someone else as proxyholder, you or your duly appointed proxyholder will be able to cast votes and ask question during the Meeting. To do so, you or your duly appointed proxyholder can access the Meeting **on May 8, 2025, at 10:00 am (Toronto time)** by visiting **www.virtualshareholdermeeting.com/MGA2025**. To participate in the Meeting, you will need the appointee identification number provided in the voting instruction form for the shares being represented.

If you have not appointed yourself as a proxyholder in accordance with the instructions on your Voting Instruction Form, you can participate in the Meeting as a guest. Guests will be able to listen to the Meeting proceedings, but will not be able to vote or ask questions.

Revoking a Voting Instruction Form or Proxy

If you wish to revoke a Voting Instruction Form or form of proxy for any matter on which a vote has not already been cast, you must contact your securities dealer, broker, bank, trust company or other nominee or intermediary (for a form of proxy sent to you by such intermediary) and comply with any applicable requirements relating to the revocation of votes made by Voting Instruction Form or proxy.

1 | Financial Statements

Magna's consolidated financial statements for the fiscal year ended December 31, 2024, together with the report of independent registered public accounting firm on those statements, will be presented at the Meeting. No shareholder vote is required in connection with the foregoing. The report of independent registered public accounting firm on our financial statements for the fiscal year ended December 31, 2024, was unqualified and without reservation. Both of these items are contained in our 2024 Annual Report, which is available on our website at www.magna.com.

Selected financial results for 2024 are found below. However, we encourage shareholders to review our complete financial statements and the report of independent registered public accounting firm thereon.



SALES
U.S. $ MILLIONS
42,797 42,836
2023 2024

DILUTED EPS
U.S. $
4.23 3.52
2023 2024

CASH PROVIDED FROM OPERATING ACTIVITIES
U.S. $ MILLIONS
3,149 3,634
2023 2024

ADJUSTED RETURN ON INVESTED CAPITAL[1]
10.0% 9.5%
2023 2024

DIVIDENDS PAID PER SHARE
U.S. $
1.60 1.72 1.80 1.84 1.90
2020 2021 2022 2023 2024

1.   Adjusted Return on Invested Capital is a non-GAAP financial measure. Definitions and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP, can be found in the company's Annual Report for the Year Ended December 31, 2024, in the Management's Discussion and Analysis of Results or Operations and Financial Position section. The Magna International Inc. 2024 Annual Report has been posted to the company's website through the Investors link at www.magna.com.



2 Election of Directors

IN THIS SECTION

Nominee Summary

Independence

92%

2024 Attendance

>97%

Average 2024 Votes FOR

97%



Age
66 yrs Avg.
<60 yrs : 1 nominee
60-65 yrs : 6 nominees
66-70 yrs : 4 nominees
>70 yrs : 2 nominees
Tenure
5 yrs Avg.
0-4 yrs : 7 nominees
5-9 yrs : 5 nominees
10+ yrs : 1 nominee
Diversity
38% Diverse Nominees*
* LGBTQ+ or underrepresented minority in home country
Gender
38% Women

The Board recommends that you vote FOR each of the 13 nominees.

Nominee Overview

Nominee		Age	Director Since	Tenure Limit	Principal Occupation	Financial Literacy	Financial Expertise	Committee Memberships[1] AC	GNSC	TC	TOCC
	Mary S. Chan Independent	62	2017	2029	Chief Operating Officer of Nikola Corporation and Corporate Director	●			●	●	
	Hon. V. Peter Harder, P.C. Independent	72	2020	2029	Senator and Corporate Director	●			C	●	
	Jan R. Hauser Independent	66	2022	2034	Corporate Director	●	●	●		●	
	Seetarama S. Kotagiri Non-Independent	56	2021	–	President & Chief Executive Officer of Magna	●					
	Jay K. Kunkel Independent	65	2023	2035	Corporate Director	●	●	●		●	
	Robert F. MacLellan Independent Board Chair	70	2018	2030	Chairman, Northleaf Capital Partners and Corporate Director	●	●			●	
	Mary Lou Maher Independent	64	2021	2033	Corporate Director	●	●	C		●	
	William A. Ruh Independent	63	2017	2029	Chief Executive Officer, Lifestyle Solutions Real Estate and Corporate Director	●				C	●
	Dr. Indira V. Samarasekera Independent	72	2014	2026	Corporate Director	●				●	C
	Peter Sklar Independent	67	2025	2037	Corporate Director	●	●	●		●	
	Matthew Tsien Independent	64	2023	2035	Corporate Director	●				●	●
	Dr. Thomas Weber Independent	70	2022	2034	Corporate Director	●			●	●	
	Lisa S. Westlake Independent	63	2019	2031	Corporate Director	●	●			●	●

Note:

1. The Board has four (4) standing committees: Audit Committee ("AC"); Governance, Nominating and Sustainability Committee ("GNSC"); Technology Committee ("TC"); and Talent Oversight and Compensation Committee ("TOCC"). Every director sits on the Technology Committee. **C** denotes Committee Chair.

Board Overview

Board's Role

Directors are elected by shareholders to act as stewards of the company. The Board is Magna's highest decision-making body, except to the extent certain rights have been reserved for shareholders under applicable law or Magna's articles of incorporation or by-laws. Among other things, the Board is responsible for appointing our Chief Executive Officer, overseeing Management, shaping and overseeing implementation of our long-term strategy, satisfying itself that material risks are being managed appropriately, reviewing and approving financial statements, establishing our

systems of corporate governance and executive compensation, as well as overseeing our corporate culture. In fulfilling their duties, directors are required under applicable law to act in the best interests of the company.

2025 Nomination Process

Nominees for election at the Meeting include twelve directors who were elected at our 2024 annual meeting of shareholders, along with one candidate who was appointed to the Board effective February 14, 2025 and is being nominated for the first time, as discussed below.

	Director Name	
Re-election	Mary S. Chan	Mary Lou Maher
	Hon. V. Peter Harder	William A. Ruh
	Jan R. Hauser	Dr. Indira V. Samarasekera
	Seetarama S. Kotagiri (CEO)	Matthew Tsien
	Jay K. Kunkel	Dr. Thomas Weber
	Robert F. MacLellan (Board Chair)	Lisa S. Westlake
New	Peter Sklar	

In recommending to the Board the thirteen nominees, the GNSC considered a number of factors including:

- nominees' respective skills, expertise, and experience in relation to Magna's business and corporate strategy;
- the diversity of backgrounds and experiences that would be represented across the Board if all nominees are elected;
- feedback from the annual Board effectiveness evaluation process, which incorporates both a self-evaluation and a peer review process;
- individual voting results from the 2024 annual meeting of shareholders;
- general feedback from the independent director search firm utilized by the GNSC; and
- the outcome of independent reference verification checks for the new nominee.

Peter Sklar was appointed to the Board following an assessment of his skills and experience in relation to the Board skills matrix, Magna's strategic priorities and an analysis of potential skill gaps in relation to those strategic priorities. Mr. Sklar has extensive experience in the automotive and investment sectors, with nearly three decades of experience as a top-ranked equity research analyst at BMO Capital Markets. After his suitability for service on the Board was considered by the GNSC and the Board, the GNSC engaged its board search advisor to perform reference and background checks and present its recommendations to the GNSC. Following completion of satisfactory reference checks, the GNSC recommended, and the Board unanimously approved, Mr. Sklar's appointment to the Board, effective February 14, 2025, and his nomination for election at the Meeting.

The GNSC and the Board are confident that each of the thirteen nominees:

- exceeds the minimum requirements set out in our Board Charter and the *Business Corporations Act* (Ontario) ("OBCA");
- has skills, experience and expertise that provide the Board with the necessary insight to effectively carry out its mandate; and
- will, if elected, provide responsible oversight as a steward of the company, including prudent oversight of Management.

The "Details of the 2025 Nominees" section which follows contains information regarding nominees' independence, skills, expertise and other relevant information that you should consider in casting your vote.

Unless otherwise instructed, the Magna officers whose names have been pre-printed on the form of proxy or Voting Instruction Form intend to vote <u>FOR</u> each such nominee.

Details of the 2025 Nominees

Nominee Independence

Twelve out of thirteen, or 92%, of the nominees for election at the Meeting have been affirmatively determined to be independent.

Nominee	Independent	Management	Basis for Determination
Mary S. Chan	●		No material relationship
Hon. V. Peter Harder	●		No material relationship
Jan R. Hauser	●		No material relationship
Seetarama S. Kotagiri		●	President & CEO
Jay K. Kunkel	●		No material relationship
Robert F. MacLellan	●		No material relationship
Mary Lou Maher	●		No material relationship
William A. Ruh	●		No material relationship
Dr. Indira V. Samarasekera	●		No material relationship
Peter Sklar	●		No material relationship
Matthew Tsien	●		No material relationship
Dr. Thomas Weber	●		No material relationship
Lisa S. Westlake	●		No material relationship

Nominees' Meeting Attendance

Independent Directors are expected to attend all Board meetings, as well as all meetings of standing Committees on which they serve, and are welcome to attend any other Committee meetings. However, we recognize that scheduling conflicts are unavoidable from time to time, particularly in the first year of a director's tenure, and also where meetings are called on short notice. Our Board Charter requires Directors to attend a minimum of 75% of regularly scheduled Board and applicable standing Committee meetings, except where an absence is due to medical or other valid reason. Magna's Chief Executive Officer does not serve as a member of any Board Committee, but typically attends most or all Committee meetings. The Board Chair serves as a member of the Technology Committee, which is a committee of all the Independent Directors. Although the Board Chair does not serve on any other standing committees, he typically attends most or all committee meetings. The twelve nominees who served on the Board during 2024 achieved over 97% attendance at all Board and applicable Committee meetings as set forth below.

Nominee	BOARD (#)	AUDIT (#)	GNSC (#)	TOCC (#)	TECH (#)	TOTAL (#)	TOTAL (%)
Mary S. Chan	8/8	—	5/5	—	5/5	18/18	100
Hon. V. Peter Harder	8/8	—	5/5	—	5/5	18/18	100
Jan R. Hauser	7/8	5/6	—	—	4/5	16/19	84
Seetarama S. Kotagiri	8/8	—	—	—	5/5	13/13	100
Jay K. Kunkel	8/8	6/6	—	—	5/5	19/19	100
Robert F. MacLellan	8/8	6/6	—	—	5/5	19/19	100
Mary Lou Maher	8/8	6/6	—	—	5/5	19/19	100
William A. Ruh	7/8	—	—	7/7	5/5	19/20	95
Dr. Indira V. Samarasekera	7/8	—	—	7/7	5/5	19/20	95
Matthew Tsien	8/8	—	—	7/7	5/5	20/20	100
Dr. Thomas Weber	8/8	—	5/5	—	5/5	18/18	100
Lisa S. Westlake	8/8	—	—	7/7	5/5	20/20	100

2024 Annual Meeting Vote Results

Twelve of the nominees standing for re-election received a substantial majority of votes "for" their election at our 2024 annual meeting of shareholders, as set forth in the table below. One nominee was appointed to the Board and is standing for election at the Meeting for the first time.

Nominee	2024	
	Votes FOR (%)	Votes WITHHELD (%)
Mary S. Chan	95.3	4.7
Hon. V. Peter Harder	99.0	1.0
Jan R. Hauser	99.7	0.3
Seetarama S. Kotagiri	99.5	0.5
Jay K. Kunkel	99.8	0.2
Robert F. MacLellan	97.6	2.4
Mary Lou Maher	98.2	1.8
William A. Ruh	96.5	3.5
Dr. Indira V. Samarasekera	89.1	10.9
Matthew Tsien	96.2	3.8
Dr. Thomas Weber	95.1	4.9
Lisa S. Westlake	95.3	4.7

Nominees' Equity Ownership

We believe it is important that each director be economically aligned with shareholders. We try to achieve such alignment in two principal ways:

- **Equity Maintenance Requirement:** Each director-at-large is required to hold a minimum of $825,000 of Magna Common Shares and/or Deferred Share Units ("DSUs") within five years of joining the Board. Each Committee Chair is required to hold a minimum of $900,000 of Magna Common Shares and/or Deferred Share Units ("DSUs") within five years of joining the Board. The Board Chair is required to hold a minimum of $1,500,000 of Magna Common Shares and/or DSUs within three years of becoming Chair. In assessing compliance with these requirements, we consider the value of any Magna Common Shares held by a director, together with the aggregate value of deferred compensation in the form of retainers and fees, excluding accrued dividend equivalents and without reference to increases or decreases in the market value of such compensation.

- **Mandatory Deferral of Compensation:** Until the equity maintenance requirement has been achieved, a minimum of 60% of a director's annual retainer is paid in the form of DSUs. Once a director has achieved the minimum equity maintenance requirement, a minimum of 40% is automatically deferred in the form of DSUs, subject to the director's election to defer a greater amount. DSUs are notional units, the value of which is tied to the market value of our Common Shares. The value represented by a director's DSUs can only be realized following their departure from the Board and remains "at risk" until that time.

Taking into account the five-year period in which to accumulate the minimum required value of Common Shares and DSUs, each of Magna's nominees complies with or exceeds the minimum equity maintenance requirement.

Holdings by each nominee of Magna Common Shares and/or DSUs, together with the status of compliance with the equity maintenance requirement and the "at-risk" value of their equity as of the Record Date are set forth in the table below.

Nominee	Common Shares (#)	DSUs (#)	Total Equity "At-Risk"[2] ($)	Equity Maintenance Requirement Status[1]
Mary S. Chan	—	40,659	1,476,000	Exceeds
Hon. V. Peter Harder	—	28,656	1,040,000	Exceeds
Jan R. Hauser	—	13,321	484,000	Complies
Seetarama S. Kotagiri	218,840	407,440[3]	22,589,000	Exceeds
Jay K. Kunkel	—	6,651	241,000	Complies
Robert F. MacLellan	—	51,010	1,852,000	Exceeds
Mary Lou Maher	3,100	16,917	727,000	Complies
William A. Ruh	—	44,637	1,620,000	Exceeds
Dr. Indira V. Samarasekera	—	63,387	2,301,000	Exceeds
Peter Sklar	—	852	31,000	Complies
Matthew Tsien	—	6,651	241,000	Complies
Dr. Thomas Weber	—	18,721	680,000	Complies
Lisa S. Westlake	2,000	18,975	761,000	Exceeds

Notes:
1. "Complies" signifies a director who is within their first five years of tenure and accumulating equity value to achieve the minimum equity requirement.
2. In calculating the value of total equity at risk, we have used the closing price of Magna Common Shares on the NYSE on the Record Date.
3. Represents ROIC PSUs and rTSR PSUs (at target), but excludes TFG PSUs.

Nominee Skills and Expertise

The GNSC seeks to recruit candidates who reflect a diversity of skills, experience, perspectives and backgrounds that are relevant to Magna's business. While the specific mix may vary from time to time and alternative categories may be considered in addition to or instead of those below, the following skills matrix lists the types of experience generally sought by the GNSC and includes each nominee's self-assessed ranking of their experience level for each item.

	Mary S. Chan	Hon. V. Peter Harder	Jan R. Hauser	Seetarama S. Kotagiri	Jay K. Kunkel	Robert F. MacLellan	Mary Lou Maher	William A. Ruh	Dr. Indira V. Samarasekera	Peter Sklar	Matthew Tsien	Dr. Thomas Weber	Lisa S. Westlake
Accounting/Audit: technical expertise with financial statements and financial reporting matters; understanding of critical accounting policies, technical issues relevant to the internal and external audit, as well as internal controls.	○	◐	●	○	◐	●	●	◐	○	●	○	○	◐
Automotive: practical experience with automobile manufacturers or suppliers; solid understanding of industry dynamics on a global or regional basis; knowledge of automotive/industrial manufacturing; or experience in comparable capital-intensive manufacturing industries.	●	○	○	●	●	◐	○	○	○	●	●	●	○
Cybersecurity: an understanding of digital, data management, technology and/or cyber security issues in large, complex enterprises; and/or experience in cybersecurity oversight, including cybersecurity frameworks, risk mitigation strategies and controls.	◐	◐	◐	○	○	○	◐	●	○	○	○	◐	◐
Environmental, Social and Governance ("ESG"): sophisticated understanding of environment/climate change, as well as social issues, including human rights and supply chain; ESG governance/oversight; and/or general familiarity with ESG regulatory requirements and reporting frameworks.	○	●	◐	○	◐	●	●	◐	●	◐	○	◐	◐
Finance/Financial Advisory: senior financial management roles and/or financial advisory roles; expertise related to capital allocation, capital structure or capital markets.	○	◐	●	◐	●	●	●	◐	○	●	○	○	●
Governance/Board: sophisticated understanding of corporate governance practices and norms; prior board experience; expertise with stakeholder management or engagement.	◐	●	●	◐	●	●	●	◐	●	◐	◐	◐	●
High-Growth Markets: a track record of operational success or other experience in markets other than North America and Western Europe, such as China.	●	●	●	●	●	○	○	◐	◐	○	●	◐	●
Large Cap Company: board, management and/or other applicable experience with companies that have a market capitalization in excess of $10 billion.	●	●	●	●	●	●	●	●	●	●	●	◐	●
Legal/Regulatory/Public Policy: experience with legal and regulatory compliance oversight; experience in relevant areas of government or public policy.	○	●	◐	○	●	◐	◐	◐	◐	◐	◐	○	◐
Mergers & Acquisitions ("M&A"): management or board-level experience with complex M&A in different industries and/or different geographic regions.	◐	○	●	●	●	●	◐	◐	◐	●	◐	●	●
R&D/Innovation/Technology: domain expertise and skill in technology/innovation; practical experience with technological transformation and disruption.	●	◐	○	●	●	○	○	●	●	○	●	●	◐
Risk Oversight: practical expertise in risk governance, including enterprise risk management frameworks; knowledge/understanding of risk monitoring and mitigation.	◐	●	●	◐	◐	●	●	●	◐	◐	◐	●	●
Senior/Executive Leadership: demonstrated track record of leadership, mature judgement, operating success and value creation in complex organizations and/or in progressively challenging roles.	●	●	●	●	●	●	●	●	●	◐	●	●	●
Strategy Development: board, senior management and/or other experience in strategy development, analysis or oversight.	●	●	●	●	●	●	●	●	●	●	●	●	●
Talent Management/Compensation: hands-on experience developing, managing, compensating and motivating employees.	●	●	●	●	●	●	●	●	●	◐	●	●	●

Ranking Legend

Significant expertise/experience ●

Strong familiarity ◐

General understanding ○

Biographies of 2025 Nominees

Mary S. Chan MSc



GNSC, Technology
Independent

Arizona, U.S.A.
Age: 62
Tenure: ~8

100% | **>95**%
2024 Meeting Attendance | 2024 Annual Meeting Voting Result

Total 2024 Compensation:
$295,000

Equity-at-risk (Record Date):
$1,476,000

Ms. Chan brings to the Board extensive experience in connected cars, autonomous and semi-autonomous vehicles, as well as demonstrated executive leadership success in the mobility communications infrastructure, products and services industry.

Ms. Chan is currently the Chief Operating Officer of Nikola Corporation (since October 2023), a hydrogen truck manufacturer. Prior to this role, she was a managing partner of VectoIQ LLP (2015-2023), an advisory firm that partners with organizations participating in the transition towards mobility as a service and an autonomous vehicle society. Prior to joining VectoIQ, she served as President, Global Connected Consumer & OnStar Service of General Motors Company (2012-2015), where she was responsible for building the next generation of connected vehicle product and services. At GM, Ms. Chan led the industry-first launch of 4G LTE connectivity across GM's global brands in the U.S., China, Europe and Mexico. Ms. Chan was also previously Senior VP & General Manager, Enterprise Mobility Solutions & Services, Dell Inc. (2009-2012), and had progressive executive roles, including Executive VP Wireless Network Business Unit, at Alcatel-Lucent Inc. (1996-2009). Ms. Chan holds B.Sc. and M.Sc. degrees in Electrical Engineering (Columbia).

Significant Expertise/Experience:

- Automotive
- High-Growth Markets
- Large Cap Company
- R&D/Innovation/Technology
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- SBA Communications Corporation (Compensation,Governance & Nomination)

Ms. Chan was the Chief Operating Officer of Nikola Corporation ("Nikola") when it filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on February 19, 2025. Ms. Chan will retain her position as Chief Operating Officer until Nikola emerges from bankruptcy protection.

Hon. V. Peter Harder P.C., LLD



GNSC (Chair), Technology
Independent

Ontario, Canada
Age: 72
Tenure: 5+

100% | **99**%
2024 Meeting Attendance | 2024 Annual Meeting Voting Result

Total 2024 Compensation:
$320,000

Equity-at-risk (Record Date):
$1,040,000

Mr. Harder, who previously served on our Board from May 2012 to March 2016, brings to the Board a Canadian-centred, globally aware perspective that draws upon his extensive experience in foreign affairs and international trade.

Mr. Harder currently serves as a member of the Senate of Canada and was the first independent Government Representative in the Senate (2016-2020). Prior to his appointment to the Senate, Mr. Harder was a long-serving Deputy Minister in the Government of Canada (1991-2007). While Deputy Minister of Foreign Affairs, he served as the Prime Minister's Personal Representative to the G-8 and as the first co-chair of the Canada-China Strategic Working Group. After leaving the public service in 2007, Mr. Harder served as the President of the Canada-China Business Council (2008-2015) and as a director to a number of major Canadian corporations as well as charitable and not-for-profit organizations. He possesses a valuable understanding of the workings of China's political establishment, as well as its economic drivers, in addition to Canada-China trade and investment issues. Mr. Harder also brings demonstrated expertise regarding compensation issues and corporate governance. Mr. Harder is a member of the King's Privy Council of Canada.

Significant Expertise/Experience:

- Environmental, Social and Governance
- Governance/Board
- High-Growth Markets
- Large Cap Company
- Legal/Regulatory/Public Policy
- Risk Oversight
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- None

Jan R. Hauser BBA, CPA



Audit, Technology
Independent
Massachusetts, U.S.A.
Age: 66
Tenure: ~3

84%
2024 Meeting
Attendance

>99%
2024 Annual Meeting
Voting Result

Total 2024 Compensation:
$295,000
Equity-at-risk (Record Date):
$484,000

Ms. Hauser, brings to the Board global financial leadership, including more than 35 years dealing with financial reporting and complex business transactions.

Ms. Hauser is a corporate director who previously served as the Vice President, Controller and Chief Accounting Officer of General Electric Company (2013-2018), prior to which she held various roles at PricewaterhouseCoopers (1981-1991 and 1993-2013), including Senior Consulting Partner, Accounting Consulting Services, National Professional Services Group. During her time at PricewaterhouseCoopers, she led diversity efforts for the national office and served on the US Partner Admissions Committee. She also served as PricewaterhouseCoopers' representative on the Financial Accounting Standard Board's (FASB) Emerging Issues Task Force and the Financial Accounting Standards Advisory Council for the FASB. Earlier in her career, she was selected for a fellowship in the Office of the Chief Accountant at the US Securities and Exchange Commission (1991-1993). Ms. Hauser previously served on the board of Vonage Holdings Corporation and Proterra Inc. Ms. Hauser has a BBA in Accounting (Wisconsin) and is also a licensed CPA.

Significant Expertise/Experience:

- Accounting/Audit
- Finance/Financial Advisory
- Governance/Board
- High-Growth Markets
- Large Cap Company
- Mergers & Acquisitions
- Risk Oversight
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- Enfusion Inc. (Audit (Chair); Compensation)
- Sprinklr Inc. (Audit)

Ms. Hauser was a director of Proterra Inc. ("Proterra") when it filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on August 7, 2023. Ms. Hauser's term as a director of Proterra ended effective March 13, 2024, when it emerged from bankruptcy protection.

Seetarama S. Kotagiri MSc



Chief Executive Officer
Management
Michigan, U.S.A.
Age: 56
Tenure: 4+

100%
2024 Meeting
Attendance

>99%
2024 Annual Meeting
Voting Result

Total 2024 Compensation:
$16,923,000
Equity-at-risk (Record Date):
$22,589,000

Swamy Kotagiri, became Chief Executive Officer and a Director of Magna International effective January 1, 2021. Under his leadership, Magna remains at the forefront of a changing mobility landscape, driving the company's growth to benefit shareholders, customers and employees.

With more than 31 years of industry experience, Mr. Kotagiri has been instrumental in steering Magna through a dynamic and ever-changing automotive industry. His leadership has been pivotal in ensuring the company's transformation aligns with industry changes. Mr. Kotagiri's operational excellence mindset has been crucial in executing Magna's strategy characterized by deliberate portfolio management and stringent financial discipline, including purposeful capital allocation.

Mr. Kotagiri joined Magna in 1999, shortly after working for General Motors and receiving his master's degree in mechanical engineering from Oklahoma State University with a specialization in materials and structural engineering. He has more than 12 patents in automotive product and process design.

His contributions to the industry have been widely recognized. Mr. Kotagiri was featured in Business Insider's 100 People Transforming Business, an annual list that highlights individuals who are revolutionizing business practices across various industries. He was named to Motor Trend's Movers and Shakers list for 2022, 2023 and 2024; and was honoured as Automotive News All Star's top Global Supplier Executive in 2021 and 2024. Additionally, he was included in Macleans Power List for 2023 and 2024.

Significant Expertise/Experience

- Automotive
- High-Growth Markets
- Large Cap Company
- Mergers & Acquisitions
- R&D/Innovation/Technology
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Board:

- Johnson Controls International PLC (Audit)

Jay K. Kunkel BBA



Audit, Technology
Independent

Tokyo Prefecture,
Japan
Age: 65
Tenure: ~2

100% 2024 Meeting Attendance **>99**% 2024 Annual Meeting Voting Result

Total 2024 Compensation:
$307,000
Equity-at-risk (Record Date):
$241,000

Mr. Kunkel brings to the Board deep knowledge and experience in the global automotive industry from the perspectives of both OEM and supplier, with particular expertise in Asia.

Mr. Kunkel is a corporate director who most recently held senior executive roles within the Tenneco group (2018-2020), including Executive Vice President for Tenneco Federal Mogul Corporation and President for Tenneco's Asia operations. Prior to joining Tenneco, he served as Senior Vice President and CEO of Asia at Lear Corporation (2013-2018); Corporate Senior Vice President and President of Continental for Asia and China, and was on the Management Board in Germany (2005-2013); Head, Corporate Finance and M&A Advisory for PricewaterhouseCoopers in Japan (2000- 2005); Director, Business Operations for Visteon Automotive Systems in Asia Pacific, Japan (1997-2000); Vehicle Program Manager for Mitsubishi Motors in Japan (1990-1996); and Purchasing Manager, Chassis Systems and Manager, Asia Planning for USA in Japan (1983-1990). Mr. Kunkel has a BBA from Western Michigan University, USA.

Significant Expertise/Experience:

- Automotive
- Finance/Financial Advisory
- Governance/Board
- High-Growth Markets
- Large Cap Company
- Legal/Regulatory/Public Policy

- Mergers & Acquisitions
- R&D/Innovation/Technology
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- Varex Imaging Corporation (Audit; Nominating and Corporate Governance Committee)

Robert F. MacLellan CPA, MBA



Board Chair, Technology
Independent

Ontario, Canada
Age: 70
Tenure: ~7

100% 2024 Meeting Attendance **>97**% 2024 Annual Meeting Voting Result

Total 2024 Compensation:
$512,000
Equity-at-risk (Record Date):
$1,852,000

Mr. MacLellan, who has served as Board Chair since May 2022, brings to the Board significant financial and accounting acumen, a track record of executive leadership success, blue-chip board experience and the perspective of the institutional investment community.

Mr. MacLellan serves as the Chairman of Northleaf Capital Partners, an independent global equity and infrastructure fund manager and advisor (since 2009), prior to which he was the Chief Investment Officer of TD Bank Financial Group (TDBFG) (2003-2008) where he was responsible for overseeing the management of investments for its Employee Pension Fund, The Toronto-Dominion Bank, TD Mutual Funds and TD Capital Group. He served in various other capacities with TDBFG (1995-2003). Prior boards include WIND Mobile Group, ACE Aviation Holdings Inc., Yellow Pages Group and Maple Leaf Sports and Entertainment Ltd. Mr. MacLellan is a Chartered Accountant and has a B.Comm. (Carleton) and an MBA (Harvard). Mr. MacLellan serves as an independent director of T. Rowe Price Group, Inc., which is one of Magna's shareholders. As an independent director of T. Rowe Price, Mr. MacLellan has no involvement in portfolio investment decisions at T.Rowe Price.

Significant Expertise/Experience:

- Accounting/Audit
- Environmental, Social and Governance
- Finance/Financial Advisory
- Governance/Board
- Large Cap Company

- Mergers & Acquisitions
- Risk Oversight
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- T. Rowe Price Group, Inc. (Compensation (Chair); Audit)

Mary Lou Maher FCPA, FCA



Audit (Chair), Technology
Independent

Ontario, Canada
Age: 64
Tenure: ~4

100%
2024 Meeting Attendance

>98%
2024 Annual Meeting Voting Result

Total 2024 Compensation:
$303,000

Equity-at-risk (Record Date):
$727,000

Ms. Maher brings to the Board extensive audit and financial experience. She is a highly regarded and widely respected business advisor having advised client CEOs, CFOs and Boards of Directors on a variety of complex issues.

Ms. Maher was concurrently the Canadian Managing Partner, Quality and Risk, KPMG Canada, and Global Head of Inclusion and Diversity, KPMG International from October 2017 to February 2021. Ms. Maher was with KPMG since 1983 and had served in various executive and governance roles, including CFO and CHRO. Ms. Maher also has experience serving on not-for-profit boards, including being Chair of Women's College Hospital and a member of the CPA Ontario council. In addition, Ms. Maher founded KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher has been recognized for her work on inclusion and diversity, receiving the Wayne C. Fox Distinguished Alumni Award from McMaster University and was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada. She also received the Lifetime Achievement Award from Out on Bay Street (Proud Strong), as well as the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher holds a Bachelor of Commerce degree from McMaster University. Ms. Maher serves as an independent director of the Canadian Imperial Bank of Commerce (CIBC), which provides routine banking services to Magna. Magna's fees to CIBC in 2024 represented less than 0.01% of the bank's 2024 revenues and are not material to Magna or the bank.

Significant Expertise/Experience:

- Accounting/Audit
- Environmental, Social and Governance
- Finance/Financial Advisory
- Governance/Board
- Large Cap Company

- Risk Oversight
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- Canadian Imperial Bank of Commerce (Audit (Chair))
- CAE Inc. (Human Resources (Chair); Audit)

William A. Ruh MSc



Technology (Chair), TOCC
Independent

Montana, U.S.A.
Age: 63
Tenure: ~8

95%
2024 Meeting Attendance

>96%
2024 Annual Meeting Voting Result

Total 2024 Compensation:
$332,000

Equity-at-risk (Record Date):
$1,620,000

Mr. Ruh brings over four decades of leadership experience in driving digital transformation for large industrial organizations. His expertise spans a broad range of advanced software and automation solutions, including cloud-based platforms, data analytics, artificial intelligence, and cybersecurity.

Currently, Mr. Ruh serves as the Chief Executive Officer of Lifestyle Solutions Real Estate, a real estate and investment management firm. He also plays an active role in the startup ecosystem, advising or serving on the boards of several companies, including; Podium.io; Joogi; kscope.ai; Accion Labs; and StratifyPro. Other previous executive roles included: Chief Executive Officer, Digital of Lendlease Group, an international property and infrastructure group; and Chief Executive Officer for GE Digital, as well as Senior Vice President and Chief Digital Officer for GE (2011-2018). Mr. Ruh's career included senior roles at: Cisco Systems, Inc. (2004-2011) where he held global responsibility for developing advanced services and solutions; Software AG, Inc. (2001-2004); and The Advisory Board Company (2000-2001). In addition, Mr. Ruh is currently a member of the advisory boards at World/Digital 50 and Research Board for Corporate Directors, and has contributed to numerous startup boards, such as eNTR, Akrometrix, Taleris, Pivotal, and CADMakers. He has also served on the boards of nonprofit organizations, including the American Chamber of Commerce Australia. Mr. Ruh has a B.Sc. and M.Sc in computer science from California State University, Fullerton where he is a member of the Advisory Board for the School of Engineering.

Significant Expertise/Experience:

- Cybersecurity
- Large Cap Company
- R&D/Innovation/Technology
- Risk Oversight

- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- None

Dr. Indira V. Samarasekera PhD, PEng



TOCC (Chair), Technology
Independent

British Columbia, Canada
Age: 72
Tenure: ~11

95%
2024 Meeting
Attendance

>89%
2024 Annual Meeting
Voting Result

Total 2024 Compensation:
$332,000
Equity-at-risk (Record Date):
$2,301,000

Dr. Samarasekera brings to the Board a proven record of technical expertise, demonstrated leadership, tangible success in building international relationships and a long-standing commitment to R&D/innovation. She was Corporate Governance, Compensation and Nominations Committee Chair from May 2020 to August 2022 when the committee was split, and has served as TOCC chair since August 2022.

Dr. Samarasekera is a corporate director who previously served on the boards of TC Energy, Stelco Holdings Inc. and the Bank of Nova Scotia. Dr. Samarasekera served as the President and Vice-Chancellor of the University of Alberta (2005-2015). She is internationally recognized as a leading metallurgical engineer, including for her work on steel process engineering for which she was appointed an Officer of the Order of Canada. Among other things, Dr. Samarasekera was previously a member of Canada's Science, Technology and Innovation Council as well as Canada's Global Commerce Strategy. She possesses an M.Sc. in mechanical engineering (California), as well as a PhD in metallurgical engineering (British Columbia). Dr. Samarasekera has also been elected as a Foreign Associate of the National Academy of Engineering in the U.S. She currently serves on the board of the Canadian Institute for Advanced Research.
Dr. Samarasekera was also a committee member of the TMX Group/Institute of Corporate Directors Committee to Chart the Future of Corporate Governance in Canada.

Significant Expertise/Experience:

- Environmental, Social and Governance
- Governance/Board
- Large Cap Company
- Legal/Regulatory/Public Policy
- R&D/Innovation/Technology
- Senior/Executive Leadership
- Strategy Development

Other Current Public Company Boards:

- Intact Financial (Compliance Review and Corporate Governance; Human Resources and Compensation (Chair))

Peter Sklar CPA, MBA



Audit, Technology
Independent

Ontario, Canada
Age: 67
Tenure: ~1

New
Nominee

Total 2024 Compensation:
NIL (New Nominee)
Equity-at-risk (Record Date):
$31,000

Mr. Sklar brings to the Board extensive expertise in the automotive and investment sectors, with nearly three decades of experience as a top-ranked equity research analyst at BMO Capital Markets.

Mr. Sklar most recently served as a Managing Director at BMO Capital Markets where he served as a top-ranked equity research analyst specializing in automotive and consumer stocks (1993-2023). Prior to joining BMO Capital Market's predecessor, he was a Vice President at the Canada Development Investment Corporation (1990-1993), managing a portfolio of Crown corporations and supporting the Canadian federal government's privatization program. Mr. Sklar started his career in institutional sales and investment banking at Wood Gundy (1984-1990), becoming Vice President of Investment Banking (1988). He has received numerous industry recognitions, including rankings from the Brendan Wood International Survey andthe StarMine Analyst Awards for his expertise in small cap/special situations, consumer products, and automotive components. Mr. Sklar holds a B.Com in Accounting and Finance (Toronto), an MBA (Wharton), and is also a CPA.

Significant Expertise/Experience:

- Accounting/Audit
- Automotive
- Finance/Financial Advisory
- Large Cap Company
- Mergers & Acquisitions
- Strategy Development

Other Current Public Company Boards:

- None

Matthew Tsien MSc



TOCC, Technology
Independent
Washington, U.S.A
Age: 64
Tenure: ~2

100%
2024 Meeting
Attendance

>96%
2024 Annual Meeting
Voting Result

Total 2024 Compensation:
$307,000
Equity-at-risk (Record Date):
$241,000

Mr. Tsien brings to the board extensive technology and engineering experience within the automotive industry, particularly from a large OEM perspective in China.

Mr. Tsien's career spanned 45 years with General Motors and its group of companies (1976-2021), where he built a strong track record in areas such as electrification and connectivity. He held various roles with GM, including Executive Vice President, Chief Technology Officer, and President, General Motors Ventures (2020-2021); Executive Vice President and President, GM China (2014-2020); Vice President, Planning and Program Management, GM China and GM International, and Strategic Alliances for China (2012-2013) where he was responsible for product planning and program management for international markets encompassing Asia, Russia, the Middle East and Africa. Other prior roles include Executive Vice President, SAIC-GM-Wuling Automobile China (2009-2011); Executive Director, Global Technology Engineering (2005-2008); Executive Director, Vehicle Systems, North America Product Development (2001-2005); Electrical Chief Engineer Germany (1999-2000), Regional Vehicle Line Executive Australia (1997-1998), Chief Technology Officer and Director, Business Planning China (1995-1997); and Director, Audio Systems Engineering, Delco Electronics (1992-1995). Mr. Tsien has a BS (Kettering), an MS (Stanford) and an MS (MIT).

Significant Expertise/Experience:

- Automotive
- High-Growth Markets
- Large Cap Company
- R&D/Innovation/Technology

- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- AGCO Corporation (Audit; Talent and Compensation)

Dr. Thomas Weber PhD



GNSC, Technology
Independent
Baden-Württemberg, Germany
Age: 70
Tenure: 3+

100%
2024 Meeting
Attendance

>95%
2024 Annual Meeting
Voting Result

Total 2024 Compensation:
$295,000
Equity-at-risk (Record Date):
$680,000

Dr. Weber brings to the Board valuable knowledge and experience regarding the global automotive industry, with particular expertise within Europe, as well as the development and production of future-oriented vehicles (including alternative powertrain systems).

Dr. Weber's career spanned a wide range of demanding functions and responsibilities relating to passenger cars within Daimler AG (1990-2016), including serving on the Board of Management, responsible for Group Research & Mercedes-Benz Cars Development (2004-2016). Since 2017, he served as a director of the German National Academy of Science and Engineering "Acatech" with responsibility for areas related to "mobility of the future" and circular economy. In 2023, he was elected as President of Acatech. In addition, he is an Honorary Professor in the field of mechanical engineering and mobility of the future at the University of Stuttgart (since 2010). Dr. Weber previously served as a member of Magna's Technology Advisory Council (2019-2021) and is a Mechanical Engineer (Stuttgart), with a doctorate in production and automation (Fraunhofer Institute).

Significant Expertise/Experience:

- Automotive
- R&D/Innovation/Technology
- Risk Oversight

- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- None

Lisa S. Westlake MBA



TOCC, Technology
Independent
Florida, U.S.A.
Age: 63
Tenure: ~6

100%
2024 Meeting
Attendance

>95%
2024 Annual Meeting
Voting Result

Total 2024 Compensation:
$295,000

Equity-at-risk (Record Date):
$761,000

Ms. Westlake brings to the Board extensive global experience in both human resources and finance, as well as an established reputation for her leadership abilities in organizational transformations, leveraging technology to drive innovation, stakeholder and crisis management, as well as enterprise risk management.

Ms. Westlake most recently served as the Chief Human Resources Officer of global information and analytics services firm, IHS Markit Ltd. (2017-2018), prior to which she served in a range of senior human resources and finance roles with Moody's Corporation, including Chief Human Resources Officer (2008-2017), Vice-President, Investor Relations (2006-2008) and Managing Director, Finance (2004-2006). In a career that spanned nearly 35 years, Ms. Westlake also had a range of Financial Officer and other senior roles at: American Express Company (1996-2003); The Dun & Bradstreet Corporation (1989-1995); and Lehman Brothers (1984-1987). Ms. Westlake has a B.A. in biochemistry (Dartmouth), as well as an MBA (Columbia).

Significant Expertise/Experience:

- Finance/Financial Advisory
- Governance/Board
- High-Growth Markets
- Large Cap Company
- Mergers & Acquisitions

- Risk Oversight
- Senior/Executive Leadership
- Strategy Development
- Talent Management/Compensation

Other Current Public Company Boards:

- None

Director Compensation

Objectives of Director Compensation

We have structured director compensation with the aim of attracting and retaining skilled directors and aligning their interests with the interests of our long-term shareholders. To accomplish these objectives, we believe that such compensation must be competitive with that paid by our S&P/TSX60 peer companies, as well as the global automotive and industrial peers in our executive compensation peer group. Additionally, we believe that a significant portion of such compensation must be deferred until departure from the Board, thus tying the redemption value to the market value of our Common Shares and placing it "at risk" to align the interests of directors with those of shareholders. For purposes of director compensation, non-independent, non-executive directors are compensated on the same basis as Independent Directors. Magna's Chief Executive Officer, the sole member of Management on the Board, does <u>not</u> receive any incremental compensation for such Board service.

Compensation Structure

The current schedule of retainer and fees payable to Independent Directors, in effect and unchanged since January 1, 2023, is set forth below.

Retainer / Fee Type	Amount ($)	3x Equity Maintenance ($)
Comprehensive Board Chair Annual Retainer	500,000	1,500,000
Comprehensive Committee Chair Annual Retainer	300,000	900,000
Comprehensive Director-At-Large Annual Retainer	275,000	825,000
Per Meeting Fee (applicable solely to meetings in excess of 25 meetings in aggregate)	1,000	
Travel Time Fee (half day/full day)	2,000 / 4,000	
Special Committee Chair Retainer	To be set on Committee formation	

Each director is entitled to a period of five years from the date of election or appointment to the Board in which to meet the equity maintenance requirements as reflected in the table above, and an additional three years to achieve compliance with future increases (if any) in equity maintenance holdings. In assessing compliance with these requirements, we consider the value of any Magna Common Shares held by a director, together with the aggregate value of deferred compensation in the form of retainers and fees, excluding accrued dividend equivalents and without reference to increases or decreases in the market value of such compensation.

The GNSC has responsibility for reviewing director compensation and typically reviews it approximately every two to three years, with the most recent such review completed in 2022.

2024 Directors' Compensation

The table below sets forth a summary of the compensation earned by all Independent Directors directors during the year ended December 31, 2024.

| Name | Fees Earned[1] | | Share-Based Awards[2] | | Option-Based Awards ($) | Non-Equity Incentive Plan Compensation ($) | Pension Value ($) | All Other ($) | Total ($) |
	Cash ($)	% of Total Fees	Deferred to DSUs ($)	% of Total Fees					
Mary S. Chan	NIL	—	295,000	100	NIL	NIL	NIL	NIL	295,000
Hon V. Peter Harder	NIL	—	320,000	100	NIL	NIL	NIL	NIL	320,000
Jan R. Hauser	130,000	44	165,000	56	NIL	NIL	NIL	NIL	295,000
Jay K. Kunkel	142,000	46	165,000	54	NIL	NIL	NIL	NIL	307,000
Robert F. MacLellan	NIL	—	512,000	100	NIL	NIL	NIL	NIL	512,000
Mary Lou Maher	51,000	17	252,000	83	NIL	NIL	NIL	NIL	303,000
William A. Ruh	NIL	—	332,000	100	NIL	NIL	NIL	NIL	332,000
Dr. Indira V. Samarasekera	64,000	19	268,000	81	NIL	NIL	NIL	NIL	332,000
Matthew Tsien	142,000	46	165,000	54	NIL	NIL	NIL	NIL	307,000
Dr. Thomas Weber	NIL	—	295,000	100	NIL	NIL	NIL	NIL	295,000
Lisa S. Westlake	185,000	63	110,000	37	NIL	NIL	NIL	NIL	295,000
Peter G. Bowie	NIL	—	111,000	100	NIL	NIL	NIL	5,000[3]	116,000

Notes:
1. Consists of all retainers and fees paid to the director in cash. NIL indicates that 100% of the retainers and fees earned were deferred in the form of DSUs.
2. Consists of retainers and fees deferred in the form of DSUs pursuant to the DSU Plan (as defined under "Deferred Share Units").
3. Peter G. Bowie previously served as a director from May 2012 and received a retirement gift valued at $5,000, upon his retirement from the Magna Board on May 9, 2024.

Deferred Share Units

Mandatory Deferral Creates Alignment With Shareholders

We maintain a Non-Employee Director Share-Based Compensation Plan (the "DSU Plan"), which governs the retainers and fees that are deferred in the form of DSUs. In addition to the 60% of the annual retainer that is automatically deferred, each Independent Director may annually elect to defer up to 100% (in increments of 10%) of their total annual cash compensation from Magna (including Board and Committee retainers, meeting attendance fees, work and travel day payments and written resolution fees). Once the minimum equity maintenance requirement has been met, 40% of the annual retainer is automatically deferred in the form of DSUs, subject to a director's election to defer a greater proportion. All DSUs are fully vested on the date allocated to a director under the DSU Plan. Amounts deferred under the DSU Plan cannot be redeemed until a director's departure from the Board. The mandatory deferral aims to align the interests of Independent Directors with those of shareholders.

DSU Value is "At Risk"

DSUs are notional stock units. The value of a DSU increases or decreases in relation to the NYSE market price of one Magna Common Share, and dividend equivalents are credited in the form of additional DSUs at the same times and in the same amounts as dividends that are declared and paid on our Common Shares. Upon a director's departure from the Board, we deliver Magna Common Shares in satisfaction of the after-tax redemption value of the DSUs.

Outstanding Share-Based Awards

The following table sets forth outstanding share-based awards (DSUs) for all Independent Directors as at December 31, 2024. Aside from the deferral of compensation in the form of DSUs, directors are not eligible to receive or be granted any other forms of equity for service on the Board.

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yy)	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed[1] ($)
Mary S. Chan	NIL	NIL	NIL	NIL	NIL	NIL	1,607,000
Hon. V. Peter Harder	NIL	NIL	NIL	NIL	NIL	NIL	1,106,000
Jan R. Hauser	NIL	NIL	NIL	NIL	NIL	NIL	480,000
Jay K. Kunkel	NIL	NIL	NIL	NIL	NIL	NIL	233,000
Robert F. MacLellan	NIL	NIL	NIL	NIL	NIL	NIL	1,978,000
Mary Lou Maher	NIL	NIL	NIL	NIL	NIL	NIL	764,000
William A. Ruh	NIL	NIL	NIL	NIL	NIL	NIL	1,765,000
Dr. Indira V. Samarasekera	NIL	NIL	NIL	NIL	NIL	NIL	2,552,000
Matthew Tsien	NIL	NIL	NIL	NIL	NIL	NIL	233,000
Dr. Thomas Weber	NIL	NIL	NIL	NIL	NIL	NIL	703,000
Lisa S. Westlake	NIL	NIL	NIL	NIL	NIL	NIL	838,000

Note:
1. Represents the value of Independent Directors' aggregate DSU balance, which includes dividends credited in the form of additional DSUs, based on the closing price of Magna Common Shares on the NYSE on December 31, 2024.

Incentive Plan-Awards – Value Vested During the Year

The values of share-based awards (DSUs) which vested in the year ended December 31, 2024, are set forth below in respect of each director who served during 2024.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year[1] ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Mary S. Chan	NIL	361,000	NIL
Hon. V. Peter Harder	NIL	364,000	NIL
Jan R. Hauser	NIL	183,000	NIL
Jay K. Kunkel	NIL	173,000	NIL
Robert F. MacLellan	NIL	591,000	NIL
Mary Lou Maher	NIL	276,000	NIL
William A. Ruh	NIL	404,000	NIL
Dr. Indira V. Samarasekera	NIL	376,000	NIL
Matthew Tsien	NIL	173,000	NIL
Dr. Thomas Weber	NIL	321,000	NIL
Lisa S. Westlake	NIL	142,000	NIL
Peter G. Bowie[2]	NIL	146,000	NIL

Notes:

1. Represents the aggregate grant date value of retainers and fees deferred in the form of DSUs in 2024 as disclosed in the table under the heading "2024 Directors' Compensation", together with dividends credited in the form of additional DSUs on Independent Directors' aggregate DSU balance (which includes DSUs granted in prior years) as follows:

Name	Dividends on Aggregate DSUs ($)	Name	Dividends on Aggregate DSUs ($)
Mary S. Chan	66,000	William A. Ruh	72,000
Hon. V. Peter Harder	44,000	Dr. Indira V. Samarasekera	108,000
Jan R. Hauser	18,000	Matthew Tsien	8,000
Jay K. Kunkel	8,000	Dr. Thomas Weber	26,000
Robert F. MacLellan	79,000	Lisa S. Westlake	32,000
Mary Lou Maher	24,000	Peter G. Bowie[2]	35,000

2. Peter Bowie retired from the Board on May 9, 2024.

Trading Blackouts and Restriction on Hedging Magna Securities

Trading Blackouts

Directors are subject to the terms of our Insider Trading and Reporting Policy and Code of Conduct & Ethics, both of which restrict directors from trading in Magna securities while they have knowledge of material, non-public information. One way in which we enforce trading restrictions is by imposing trading "blackouts" on directors for specified periods prior to the release of our financial statements and as required in connection with material acquisitions, divestitures or other transactions. The regular quarterly trading blackouts commence at 11:59 p.m. on the last day of each fiscal quarter and end 48 hours after the public release of our quarterly financial statements. Special trading blackouts related to material transactions extend to 48 hours after the public disclosure of the material transaction or other conclusion of the transaction.

Anti-Hedging Restrictions

Directors are not permitted to engage in activities that would enable them to improperly profit from changes in our stock price or reduce their economic exposure to a decrease in our stock price. Prohibited activities include "puts", "collars", equity swaps, hedges, derivative transactions and any transaction aimed at limiting a director's exposure to a loss or risk of loss in the value of the Magna securities that they hold.

3 Reappointment of Deloitte LLP as Magna's Independent Auditor



AUDIT FEES 2024

☐ Audit:	57%
☐ Audit-related:	37%
☐ Tax:	6%
☐ Other Permitted:	<1%
Total:	**100%**

94[%] Audit / Related Fees

>99[%] 2024 Votes FOR

11 Fiscal Yrs as auditor

> **The Audit Committee recommends that you vote <u>FOR</u> the reappointment of Deloitte.**

Deloitte, an Independent Registered Public Accounting Firm, was first appointed Magna's independent auditor on May 8, 2014 and has audited Magna's consolidated financial statements for the fiscal years ended December 31, 2014 and after. Deloitte reports directly to the Audit Committee, which assesses its independence, oversees its work, evaluates its performance and sets its compensation.

The Audit Committee believes that Deloitte provides value to Magna's shareholders through its methodical, independent challenge to Magna's external financial reporting. Deloitte's audit approach is based on an audit risk assessment, which is continuously updated throughout the year. Audit risks identified in the risk assessment are addressed through tailored audit procedures that reflect Deloitte's understanding of Magna-specific factors as well as the general business environment in which Magna operates. The firm's communications to the Audit Committee demonstrate strong audit quality, professional skepticism and innovation in the audit, including through the effective use of data analytics. The Audit Committee is satisfied that Deloitte's integrated audit team consists of audit professionals and specialists who are qualified and experienced to provide audit services in the regions in which Magna operates. The firm has demonstrated a commitment to promoting a learning culture within its own team and sharing the firm's insights, perspectives and best practices with the Audit Committee, the Board, internal audit, as well as management and Magna's finance teams.

Deloitte's Independence

Deloitte is independent with respect to the company within the applicable rules and regulations adopted by the Securities Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. In order to protect Deloitte's independence, the Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, Deloitte. This process includes quarterly review of any incremental services proposed to be provided by Deloitte, together with associated costs. Audit Committee approval is required for any services that have not previously been pre-approved. In assessing the impact of any proposed services on auditor independence, the Audit Committee considers whether:

- the services are consistent with applicable auditor independence rules;
- the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as familiarity with Magna's business, people, culture, accounting systems and risk profile; and
- the services enhance Magna's ability to manage or control risks and improve audit quality.

The Audit Committee has also established a process to pre-approve the future hiring (if any) of current and former partners and employees of Deloitte who were engaged on Magna's account. There were three such hirings in 2024, which were pre-approved in accordance with the Audit Committee's pre-approval process.

Services and Fees

Services provided by the independent auditor may fall into one of the following categories: audit services, audit-related services, tax services and other permitted services. The nature of the services in each of these categories is detailed below.

None of the services provided by Deloitte in 2024 were treated as exempt from pre-approval pursuant to the *de minimis* provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pursuant to this approval process, the Audit Committee approved and Magna was billed the following fees for services provided by Deloitte in respect of 2024 and 2023:

Type of Services	2024		2023	
	Fees ($)	% of Total	Fees ($)	% of Total
Audit[1]	10,265,000	57	10,199,000	52
Audit-related[2]	6,786,000	37	8,198,000	42
Tax[3]	1,114,000	6	1,069,000	6
Other Permitted[4]	10,000	<1	7,000	<1
Total	18,175,000	100	19,473,000	100

Notes:

1. Services performed in order to comply with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), including integrated audit of the consolidated financial statements and quarterly reviews. In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with the standards of the PCAOB. This category includes the audit of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

2. Assurance and related services, including such things as due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, services related to statutory audits of certain foreign subsidiaries, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. Audit-related services actually provided by Deloitte in respect of 2024 consisted of: services related to statutory audits of certain foreign subsidiaries, assurance services and procedures related to attest engagements not required by statute or regulation, due diligence relating to mergers and acquisitions, as well as other assurance services.

3. Tax compliance, planning and advisory services, excluding any such services required in order to comply with the standards of the PCAOB that are included under "Audit Services". The tax services actually provided by Deloitte in respect of 2024 consisted of: domestic and international tax advisory, compliance and research services, as well as transfer pricing advisory services.

4. All permitted services not falling under any of the previous categories.

Unless otherwise instructed, the persons designated in the form of proxy or Voting Instruction Form intend to vote <u>FOR</u> the resolution reappointing Deloitte.

Representatives of Deloitte are expected to participate at the Meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from shareholders.

4 | Ratification of 2025 Stock Option Plan

Overview

Shareholders are being asked to ratify the 2025 Incentive Stock Option Plan (the "2025 Stock Option Plan"), adopted by the Board on March 27, 2025, as our current Amended and Restated Incentive Stock Option Plan (the "2009 Plan") no longer has sufficient shares available for future option grants. The terms of the 2025 Stock Option Plan are substantially similar manner to the 2009 Plan.

Assuming shareholder approval, the 2025 Stock Option Plan provides for the issuance of up to 9,000,000 Common Shares from treasury on exercise of stock options granted under the plan, with each option exercisable for one Common Share. Consistent with the 2009 Plan, stock options granted under the 2025 Stock Option Plan will vest in equal one-third tranches on the first three anniversaries of the grant date and expire on the seventh anniversary of the grant date.

The Board has delegated responsibility to the TOCC to determine the specific terms applying to any option grant. The TOCC is committed to responsible option granting practices, including by maintaining annual option grants to all participants below 1% of our issued and outstanding shares. Our stock option governance practices include:

What We Do	What We Don't Do
✓ Annual option grants <1% shares outstanding	✗ No option backdating
✓ Grants at or above market price	✗ No option repricing
✓ Limits on grants to insiders	✗ No pricing during trading blackouts
	✗ No financial assistance for option exercises
	✗ No grants to non-executive directors

Background, Rationale and Purpose for 2025 Stock Option Plan

Stock options have been an integral part of Magna's executive compensation structure for many years, serving as an effective compensation tool to:

- attract, retain, motivate and reward key employees, officers and certain other eligible participants (collectively, "Participants") of the company;
- motivate Participants to act in the long-term best interests of the company; and
- align the interests of Participants with those of our shareholders.

The 2009 Plan has enabled the use of stock option grants to achieve the above objectives for around 15 years, without any reloading of shares since its adoption. However, in light of the limited number of stock options remaining available for grant under the 2009 Plan, the TOCC reviewed and considered the terms of the 2025 Stock Option Plan, unanimously approving and recommending it to the Board on March 27, 2025. The Board unanimously approved the 2025 Stock Option Plan on March 27, 2025, subject to final TSX approval, as well as ratification by shareholders.

The terms of the 2025 Stock Option Plan are described in detail under "Plan Summary".

> **The Board recommends that you vote <u>FOR</u> the resolution ratifying the 2025 Stock Option Plan and conditional option grants.**

Potential Maximum Dilution

Including the 2025 Stock Option Plan, there are currently three plans under which Common Shares may be issued from treasury:

Security-Based Compensation Arrangement	Number of Common Shares / Options	Maximum Dilution[1]
2025 Stock Option Plan		
Maximum Number of Common Shares Reserved:	**9,000,000**	3.2%
Options Conditionally Granted:	1,288,658	
Common Shares Remaining Available for Future Grants:	7,711,342	
2009 Plan		
Maximum Number of Common Shares Reserved:	6,946,421	1.8%[2]
Issuable on Exercise of Outstanding Options:	**4,956,003**	
Common Shares Remaining Available for Future Grants:	NIL[2]	
2022 Treasury PSU Plan		
Maximum Number of Common Shares Reserved:	**3,000,000**	1.1%
Maximum Issuable on Redemption of Outstanding PSUs:	1,591,658	
Common Shares Remaining Available for Future Grants:	1,408,342	
Total	16,956,003[2]	6.1%

Notes:

1. Calculated as at the Record Date.

2. Subject to ratification of the 2025 Stock Option Plan, the 2009 Plan will terminate, and no further grants will be made under it. Accordingly, maximum dilution has been calculated on the basis only of the Common Shares issuable upon exercise of the outstanding options.

Resolution

A resolution ratifying the 2025 Stock Option Plan must be approved by no less than a simple majority of all votes cast in favour by the shareholders in person or represented by proxy at the Meeting. **The text of the ratifying resolution and the full text of the 2025 Stock Option Plan are attached as Appendix A to this Circular.**

The Board unanimously recommends that Magna shareholders vote FOR the resolution ratifying the 2025 Stock Option Plan and the conditional option grants. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote **FOR** such resolution.

Magna "insiders" (as defined in the TSX Company Manual) who have been conditionally granted options under the 2025 Stock Option Plan collectively owned beneficially or exercised control or direction over 442,794 Common Shares representing approximately 0.2% of the class, as at the Record Date. We have been advised that these optionees intend to vote their Common Shares **FOR** the ordinary resolution ratifying the 2025 Stock Plan.

The 2009 Plan will automatically terminate on ratification of the 2025 Stock Option Plan, such that no further grants will be made under it. However, all options or other awards granted under the 2009 Plan will continue in full force and effect in accordance with their original terms and conditions as contained in the applicable option agreements and the terms of the 2009 Plan.

2025 Stock Option Plan Summary

The following is a summary of the key provisions of the 2025 Stock Option Plan:

Eligible Participants: Current, actively employed employees of Magna or any of Magna's subsidiaries are eligible for grants under the 2025 Stock Option Plan. While we expect that options will primarily be granted to members of Magna's Executive Management and other senior leaders, eligibility is not limited to such leaders. Independent consultants are **not** eligible participants. However, if an eligible participant transitions from an employment relationship to a consulting relationship, this is not treated as a termination of service for purposes of vesting and exercisability of prior option grants.

Non-executive directors are **not** eligible participants under the 2025 Stock Option Plan.

Plan Administrator: Magna's Board is the Plan Administrator, except to the extent it has delegated responsibilities to the TOCC. The Board has delegated general responsibility to the TOCC to make recommendations related to executive and incentive compensation and has delegated to the TOCC specific responsibility for:

- determining the employees to whom option grants will be made;

- establishing the terms applying to any grant of options;

- making determinations related to cancellation, amendment, adjustment, acceleration, termination, waiver of termination or any other changes to any grant of options under the 2025 Stock Option Plan;

- interpreting the 2025 Stock Option Plan and any option grant thereunder, as well as adopting, amending, prescribing and rescinding administrative guidelines and other rules and regulations relating to the plan and any option grant thereunder; and

- making all other determinations and taking all other actions necessary or advisable for the implementation and administration of the plan and any grant agreement thereunder.

Maximum Number of Underlying Shares: 9,000,000 Common Shares, which represent approximately 3.2% of our issued and outstanding Common Shares as of the Record Date.

The maximum number of Common Shares underlying the 2025 Stock Option Plan, together with the Common Shares underlying unexercised options previously granted under the 2009 Plan, represent 5.0% of our issued and outstanding Common Shares as of the Record Date.

Conditional Option Grants under the 2025 Stock Option Plan: Effective February 18, 2025, options representing a total of 1,288,658 Common Shares were conditionally granted to certain Magna employees and officers (representing an effective burn-rate of 0.5% as at the Record Date), of which 1,112,051 options were conditionally granted to "insiders" (as defined in the TSX Company Manual). These options were priced at $37.85, and expire at the close of business on February 17, 2032. For greater certainty, no exercise of any conditionally granted option can occur until shareholder approval is first obtained. If shareholders do not approve the 2025 Stock Option Plan, all options conditionally granted under this plan will be cancelled.

The shares underlying the options conditionally granted in 2025 represent approximately 0.5% of our issued and outstanding Common Shares as of the Record Date.

Limits on Insider Participation:	The maximum number of Common Shares:
	(a) issued to Magna "insiders" within any one-year period; and
	(b) issuable to Magna "insiders" at any time,
	under the 2025 Stock Option Plan, the 2022 Treasury Performance Stock Unit Plan, the 2009 Plan and any other "security-based compensation arrangement" (as defined in the TSX Company Manual), shall not exceed 10% of Magna's total issued and outstanding Common Shares. Other than this limit, the 2025 Stock Option Plan does not provide for a maximum number of Common Shares that may be issued to one participant.
Method of Determining Exercise Price:	The exercise price applicable to any option will be established at the time of grant but cannot be less than the closing price of a Common Share on the trading day immediately prior to the date of grant on the NYSE.
	The exercise price must be paid at the time options are exercised. We will not provide any financial assistance to Participants in order to facilitate the exercise of options.
Vesting Terms:	Options granted to Participants vest and are exercisable as to 1/3 on each of the first three anniversaries of the date of grant, unless otherwise determined by the Plan Administrator.
Option Term:	Options expire on the seventh anniversary of the date of grant, unless:
	• expiry is accelerated as set forth in the 2025 Stock Option Plan; or
	• the Plan Administrator determines otherwise at the time of grant.
	Options due to expire within, or within two business days after the end of, a blackout period established by the Corporation, expire instead on the tenth business day following the expiry of the blackout period.
Accelerated Expiry:	Where a Participant's employment terminates by reason of death, disability or retirement, all options granted to the Participant under the 2025 Stock Option Plan (whether or not vested and exercisable) may be exercised by the Participant until the earlier of the date on which the exercise period otherwise would have expired and:
	• one year from a Participant's death;
	• three years from a Participant's disability or retirement, in the case of employee Participants; or
	• one year from the date of a consultant Participant's disability or completion of service under the applicable consulting agreement or arrangement.
	Where an employee Participant is terminated without cause or voluntarily resigns, all vested options which are exercisable by the Participant on the effective date of termination (the "Termination Date") remain exercisable until the earlier of the date:
	• on which the exercise period of the option otherwise would have expired; and
	• that is three months after the Termination Date.
	Where an employee Participant is terminated for cause, all options held by such Participant (whether or not exercisable) immediately expire and are cancelled.

Where a consultant Participant's consulting agreement or arrangement is terminated other than as a result of a breach, or voluntarily terminated by the consultant Participant, vested options which are exercisable by such Participant on the Termination Date remain exercisable until the earlier of the date:

- on which the exercise period for the option otherwise would have expired; and

- that is three months after the Termination Date.

Where a consultant Participant's consulting agreement or arrangement is terminated for breach, all options held by such Participant (whether or not vested and exercisable) immediately expire and are cancelled.

Where an employee Participant is employed within a business unit or subsidiary that is sold or disposed, all vested options which are exercisable by the Participant on the completion of such sale or disposition (the "Disposition Date") remain exercisable until the earlier of the date:

- on which the exercise period of the option otherwise would have expired; and

- that is one year after the Disposition Date.

Under the 2025 Stock Option Plan, the Plan Administrator has discretion to permit the exercise of any or all options held by a Participant (whether or not vested and exercisable) up to, but not beyond, the original option expiry date in situations where the expiry would otherwise have been accelerated.

Participants cease to be eligible to receive further grants of options following their death, disability or retirement, or upon written notification that their employment, term of office, consulting agreement or arrangement has been terminated.

Effect of Expiry, Surrender or Cancellation of Options:	Common Shares underlying options which expire, or are surrendered or cancelled, are added back to the number of Common Shares reserved for issuance under the 2025 Stock Option Plan and are available for re-grant under the 2025 Stock Option Plan.
Assignability:	Subject to certain exceptions with respect to the death of a Participant and applicable TSX rules and policies and applicable law, options granted under the 2025 Stock Option Plan may only be exercised during the lifetime of the Participant and must be exercised personally. Except as permitted by the Plan Administrator, optionees may not assign or transfer options except to certain permitted assigns.
Change in Control:	A "Change in Control" means:

- completion of a transaction in which all of our Common Shares are acquired;

- completion of a transaction in which all or substantially all of our assets are sold, other than to a "related party"; or

- the dissolution or liquidation of Magna, except in connection with the distribution of assets to a "related party".

If Magna becomes aware of or enters into a transaction which would be a Change in Control, the Plan Administrator has discretion to, among other things, accelerate vesting of stock options so that they may be exercised on or prior to the completion of the Change in Control transaction. The Plan Administrator may also convert or exchange options under the 2025 Stock Option Plan into options, rights or other securities of any entity participating in or resulting from the Change in Control.

The 2025 Stock Option Plan will terminate on completion of a "Change in Control" in which the Plan Administrator has accelerated vesting of options under the 2025 Stock Option Plan.

Plan Amendment Procedure:

The 2025 Stock Option Plan may generally be amended, suspended or discontinued by the Board, without having to obtain shareholder approval. However, shareholder approval is required for the following amendments:

- an increase in the number of Common Shares reserved for issuance under the 2025 Stock Option Plan, <u>except</u> for adjustments resulting from a reorganization, recapitalization or other event specified in Section 5.2 of the 2025 Stock Option Plan (a "Share Adjustment Event");

- a reduction in the exercise price of an option held by an insider of the Corporation, <u>except</u> for the purpose of maintaining option value in connection with a Share Adjustment Event;

- an extension of the term of an option held by an insider (other than an extension to 10 business days after the end of a blackout period if the expiry date would otherwise fall within or within 2 days after the end of a blackout period);

- any increase to the 10% insider limit or the elimination of the 10% insider limit altogether;

- any amendment to eligible participants to permit the introduction of non-employee directors on a discretionary basis;

- any amendment to permit options granted under the 2025 Stock Option Plan to be transferrable or assignable other than for normal estate settlement purposes; and

- any amendment to the list of matters requiring shareholder approval other than the addition of matters to be subject to shareholder approval.

The Plan Administrator may, subject to regulatory approval, where required, in its sole discretion and without shareholder approval, make all other amendments to the 2025 Stock Option Plan that are not contemplated above. Some examples of amendments which could be made without shareholder approval include:

- amendments of a "house-keeping nature" or clerical nature, including those required to clarify any ambiguity or rectify any inconsistency in the 2025 Stock Option Plan;

- amendments required to comply with mandatory provisions of applicable law, including the rules and regulations of the TSX or NYSE;

- amendments which are advisable to accommodate changes in tax laws;

- amendments to the vesting provisions of any grant under the 2025 Stock Option Plan; and

- amendments to the terms of an option grant in order to maintain option value in connection with a Share Adjustment Event.

5

Say on Pay

IN THIS SECTION

The Board recommends that you vote <u>FOR</u> our Say on Pay resolution

---

85%

2024
Say on Pay

At the Meeting, shareholders will again have the opportunity to cast an advisory, non-binding vote on Magna's approach to executive compensation – this is often referred to as "Say on Pay". We most recently held a Say on Pay vote at our May 9, 2024, annual meeting of shareholders, which was supported by a majority (85%) of the votes cast on the resolution.

Our approach to executive compensation is set out in detail in the CD&A in this Circular. Included in the CD&A is a detailed discussion and benchmarking results demonstrating the relationship between executive compensation and corporate performance over a three-year period. We encourage you to carefully read the CD&A.

The text of the Say on Pay resolution to be voted on at the Meeting reads as follows:

> **"Resolved, on an advisory basis and not to diminish the roles and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the accompanying Management Information Circular/Proxy Statement."**

Although Say on Pay votes are non-binding, the TOCC will consider the results when assessing future compensation decisions.

Unless otherwise instructed, the Magna officers whose names have been pre-printed on the form of proxy or Voting Instruction Form intend to vote <u>FOR</u> the Say on Pay resolution

Compensation Discussion & Analysis

Key Terms Used in This Section

CD&A:	the Compensation Discussion & Analysis section of this Circular
executive compensation peer group:	the group of companies discussed in Section B of this CD&A, against which the compensation of our Executives is compared or benchmarked
Fasken:	the Board's independent legal advisor, Fasken Martineau DuMoulin LLP
Free Cash Flow:	free cash flow is cash from operations *plus* proceeds from normal course dispositions of fixed and other assets *minus* fixed asset additions and increase in investment in other assets[1]
GDFV:	grant date fair value
Hugessen:	the Board's independent compensation advisor, Hugessen Consulting
MLTIs:	mid – and long-term incentives
Named Executive Officers or NEOs:	our five most highly compensated executive officers
Pre-Tax Profit:	Magna's income from operations before income taxes
PSUs:	performance stock units
ROIC:	the company's adjusted return on invested capital[1]
RSUs:	restricted stock units
rTSR:	TSR, relative to the rTSR peer group
rTSR peer group:	the group of companies discussed in Section B of this CD&A, against which Magna's rTSR is measured in connection with the company's rTSR PSUs
STIs:	short-term incentives in the form of annual cash bonuses based on Magna's Pre-Tax Profit and Free Cash Flow
TDC:	total direct compensation
TFG PSUs:	the special, non-recurring Transformational Grant PSUs granted in September 2022 to incent the long-term, strategic transformation of Magna
TSR:	total shareholder return

Note:

1. Adjusted Return on Invested Capital and Free Cash Flow are non-GAAP financial measures. A definition and reconciliation of Adjusted Return on Invested Capital to the most directly comparable financial measures calculated in accordance with U.S. GAAP can be found in the company's Annual Report for the Year Ended December 31, 2024, in the Management's Discussion and Analysis of Results or Operations and Financial Position section. The Magna International Inc. 2024 Annual Report has been posted to the company's website through the Investors link at www.magna.com.

Compensation and Performance Report

March 27, 2025

Dear Fellow Shareholders,

As members of the Talent Oversight and Compensation Committee (the "TOCC"), we are pleased to share with you in this CD&A our approach to executive compensation at Magna, including 2024 compensation decisions and outcomes in the context of the company's overall performance and Executive Management's achievements during the year.

2024 Financial and Operating Performance

Magna operates in a rapidly evolving, highly competitive, cyclical, lean manufacturing industry. The automotive industry continues to face headwinds, including lower vehicle production volumes in North America and Europe, along with elevated inflation, macroeconomic, geopolitical, trade/tariff and other risks. Earnings, cash flows, and financial returns for Magna and many of its industry peers have been squeezed over the last few years due to elevated inflation and a spike in capital investments associated with production related to electric vehicles ("EVs"), for which the pace of consumer acceptance remains uncertain in North America and Europe. Given this broader context, share price performance for Magna and many of its industry peers has lagged the broader market.

Magna's operating results are dependent on light vehicle production in three key regions – North America, Europe, and China. Declines in vehicle production in North America and Europe in 2024 were offset by production volume increases in China, leaving global volumes substantially flat year over year. Consistent with the trend in production volumes, Magna's total Sales were essentially unchanged in 2024, as compared to 2023. However, compared to the company's 2024 business plan (reflected in its February 2024 Outlook), 2024 Sales of $42.8 billion were $1.0 billion (2.3%) below the bottom-end of the range, due largely to lower than anticipated production volumes in North America and Europe, negative customer and program mix, as well as the impact of the bankruptcy of Fisker Inc.

Given the backdrop of lower than expected 2024 Sales, there were a number of positives in Magna's overall financial and operating performance, including:

- achieving Adjusted EBIT Margin performance within the range of its business plan/February 2024 Outlook, with strong operational and commercial performance offsetting production volume declines and the financial impacts associated with the bankruptcy of Fisker Inc.;
- implementing structural cost reductions, accelerated continuous improvement activities, and continued execution of Factory of the Future initiatives to drive increased efficiency going forward;
- success in negotiating commercial recoveries;
- continued progress in developing the company's next generation leaders and advancing succession resilience;
- strong performance in employee health & safety, as well as environmental performance; and
- further progress in transitioning to renewable energy.

Overall, in 2024, Magna performed well in the face of industry challenges and uncertainties, driving margin expansion and increasing cash flow generation through deliberate actions related to operational excellence and restructuring, while reducing capital spending and realizing commercial recoveries. The company also continued advancing its strategy, adjusting as necessary to address the evolving macroeconomic environment.

Approach to 2024 Executive Compensation

As we advised you in the proxy circular for last year's annual meeting, beginning for the 2024 compensation year, the TOCC and Executive Management redesigned Magna's legacy executive compensation system to better support executive talent attraction and retention, while still promoting entrepreneurialism, innovation and value creation. Other key objectives of the redesign included: reducing the extreme volatility in annual compensation experienced under the legacy system; improving precision around performance that is within Executive Management's influence; and enhancing

accountability for execution of the company's business plan. And, above all, the changes sought to enhance the link between executive pay and performance, in alignment with the interests of all shareholders. From Magna's perspective, the changes implemented represented a significant redesign of the company's executive compensation system, particularly due to the departure from the legacy profit sharing mechanism. However, we expect that shareholders and other stakeholders will recognize the changes as more closely aligning Magna's compensation structure to market norms.

Magna's 2024 executive compensation program consisted of the following three elements:


Fixed
Base Salary
Performance Cash
Pre-Tax Profit STI
Free Cash Flow STI
Performance Equity
ROIC PSUs
rTSR PSUs
Stock Options

- **Fixed Compensation:** Base Salaries for members of Executive Management are stratified in three bands to differentiate fixed compensation based on roles and overall compensation levels:
  - CEO – $1,250,000;
  - Other NEOs – $750,000; and
  - Other members of Executive Management – $500,000.

  Although higher than Base Salaries under Magna's legacy structure, these three salary bands remain at or below-market norms for equivalent roles in Magna's executive compensation peer group.

- **Performance Cash:** short-term, performance-based cash incentives were tied to two metrics critical to the operation of Magna's business and measurement of how Executive Management drives value for shareholders through execution of the company's annual business plan:
  - Pre-Tax Profit, representing 75% of the aggregate STI; and
  - Free Cash Flow, representing 25% of the aggregate STI.

  Both STIs are determined on the basis of market-typical target setting practices and represent a departure from the company's legacy system of profit sharing percentages for members of Executive Management. Additionally, as the Free Cash Flow STI was newly added to the redesigned compensation program for 2024, it represents diversification of the annual bonus metrics to help drive a better range of performance outcomes for the company. Performance metrics and corresponding payout levels are summarized below and presented in Section C of this CD&A.

  Magna's 2024 Pre-Tax Profit was $1,542 million, representing a 76.4% achievement level which corresponds to a 64.6% payout of the Pre-Tax Profit STI relative to the target opportunity. Magna's 2024 Free Cash Flow was $1,058 million, representing a 158.9% achievement level which corresponds to a 200.0% payout of the Free Cash Flow STI relative to the target opportunity.

- **Performance Equity:** mid- and long-term performance incentives consisted of three compensation vehicles:
  - adjusted ROIC PSUs, representing 40% of the aggregate MLTI;
  - rTSR PSUs representing 20% of the aggregate MLTI; and
  - time-vested stock options, representing 40% of the aggregate MLTI.

  The MLTI program was reviewed as part of the 2024 executive compensation redesign, and after thorough consideration, the TOCC determined that the current MLTI program was largely working as intended. However, the TOCC made one change related to ROIC PSU performance levels. Prior to 2024, such performance levels were kept consistent year-over-year, despite significant macroeconomic and industry changes which impacted the ability to achieve the specified performance levels without adjustments to exclude large scale investments in electronics/advanced driver assistance systems, electric mobility and corporate R&D which would not generate returns within applicable ROIC PSU performance periods. Consistent with the

methodology applied to performance target ranges for the STIs, the TOCC adopted the approach of setting the ROIC PSU performance target range for each grant year based on expected ROIC levels in Magna's business plan for that grant year. Performance metrics and corresponding payout levels are discussed further below and in Section C of this CD&A.

Putting the above performance into the context of 2024 target and actual total direct compensation for our CEO, Swamy Kotagiri, results in the following:

		Proportion of TDC (%)	Target TDC ($)	Actual/GDFV ($)		Performance as of December 31, 2024
Base Salary		7	1,250,000	1,250,000		—
STIs (Cash)						
Pre-Tax Profit (75%)		21	3,565,000	2,303,000	Actual	64.6% payout
Free Cash Flow (25%)		7	1,185,000	2,370,000		200.0% payout
MLTIs (Equity)						
ROIC (40%)		26	4,400,000	4,400,000	GDFV[(1)]	Tracking at Target
rTSR (20%)		13	2,200,000	2,200,000		Tracking Below Target
Stock Options (40%)		26	4,400,000	4,400,000		Out-of-the-Money
	Total	100	17,000,000	16,923,000		

To assist in assessing pay outcomes, the TOCC considered a "realized/realizable" compensation analysis of Mr. Kotagiri's compensation over the last three years. Realized/realizable compensation provides an indication of how the different elements of compensation are actually performing as of a point in time – in this case, December 31, 2024, 2023, and 2022. For 2022, the realized/realizable analysis shows compensation on a normalized basis, without the impact of the one-time TFG PSU grant made in September 2022, for comparative purposes. However, the realizable value of the TFG PSUs is shown separately for transparency.

The graph below shows realized/realizable compensation values relative to actual TDC, which includes base salary, actual STIs earned and target MLTI values.



Overall, the above analysis demonstrates that realized/realizable values for the:

- 2024 STIs (in aggregate), which are more within Executive Management's control, tracked closely to forecast/target;
- 2024 LTIs, which are more market-driven elements of compensation, closely reflect the broader Magna shareholder experience in 2024; and
- 2022 TFG PSUs demonstrate the rigour of a grant which was intended to generate compensation value only to the extent exceptional share price appreciation is achieved.

We believe the balance in realized/realizable 2024 compensation represents a reasonable outcome. While none of the TFG PSU hurdles have yet been achieved, we recognize the challenges posed by continuing geopolitical, macroeconomic, industry and stock market headwinds since the date of grant. The TFG PSU performance period runs until December 31, 2027, and we are pleased that management efforts to drive value creation and share price appreciation have intensified in the face of the headwinds being experienced.

Pay for Performance

The Say on Pay vote at the Meeting represents your opportunity to express your view as to the company's overall approach to executive compensation. We continue to believe that expression of shareholder views on the approach to compensation should be grounded in an analysis of the relationship between pay and performance, relative to applicable peers. One way to assess the pay/performance relationship is depicted in the graph below, which shows three-year TSR performance against three-year average CEO compensation for Magna relative to the companies in its executive compensation peer group.



The diagonal line from the bottom left to top right of the above graph represents perfect alignment between CEO compensation and TSR performance, with the dashed-lines above and below it representing a range of reasonable alignment. Overall, the pay for performance graph demonstrates that compensation for Mr. Kotagiri is reasonably aligned with Magna's TSR performance for the three years ended December 31, 2024, when normalized to exclude the one-time September 2022 TFG PSU grant.

In Closing

At Magna's May 8, 2025, annual and special meeting, you will have the opportunity to express your views on the company's approach to executive compensation through the advisory Say on Pay vote. In casting your vote, we trust that you will carefully consider the perspectives we have shared in this CD&A and we look forward to your support on the Say on Pay resolution.

Dr. Indira V. Samarasekera   William A. Ruh   Matthew Tsien   Lisa S. Westlake
    (Committee Chair)

Section Summary

The balance of this CD&A is divided into the following sections:

Section	Description	Page
A	Magna's overall approach to executive compensation	43
B	Compensation governance practices followed by the Board and TOCC	45
C	Detailed description of the elements of our executive compensation program	48
D	Compensation risk mitigation practices	56

The Summary Compensation Table follows on page 57.

A. Our Approach to Executive Compensation

Magna is a global, entrepreneurial-minded company with a team of over 170,000 employees across 343 manufacturing operations and 107 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

Magna's executive compensation system is intended to promote realization of the company's vision through the following critical objectives:



Driving Execution of and Accountability for Our Strategic and Business Plans
We seek to promote effective decision-making through balanced incentives aimed at profitable growth, strong free cash flow generation, and efficient capital allocation to drive achievement of our annual business plan, three-year business plan, and seven-year strategic plan.



Rewarding Superior Performance with Superior Compensation
We operate a complex business in a rapidly evolving, highly competitive, cyclical, lean manufacturing industry. In this context, we recognize that downside risks are more likely than upside opportunities and, accordingly, believe that superior performance should be rewarded with superior compensation.



Creating Long-Term Shareholder Value
Magna has a long track record of delivering significant value to shareholders. While macroeconomic, geopolitical, and industry factors have challenged value creation across our industry in recent years, our compensation system seeks to incent the behaviours that will drive value-creation going forward.



Supporting the Attraction, Motivation and Retention of Top Leadership Talent
We cannot drive our strategic and business plans, generate superior performance, or create long-term value without world-class leadership. Accordingly, our compensation system has been structured to support our ability to attract, motivate, and retain top leadership talent.

What We Do

Our executive compensation system includes a number of features which are intended to drive responsible decision-making and effective compensation governance, including:

✓ At or below-market base salaries, emphasis on performance-based, variable compensation which is fully "at-risk"

✓ Balanced short- and mid-term incentives tied to core business and strategic metrics

✓ Majority of compensation directly impacted by share price

✓ Responsible compensation practices – STI/PSU payout caps, share ownership requirements, clawbacks

✓ Benefits which are substantially consistent with those of other employees in same office/jurisdiction

✓ Target total direct compensation regularly benchmarked against compensation peer group

✓ Board oversight of executive compensation, primarily through the TOCC

✓ Annual Say on Pay

What We Don't Do

Demonstrating our goal of effective compensation governance, there are practices which we expressly prohibit or avoid:

✗ <u>No</u> defined-benefit pensions

✗ <u>No</u> stock option repricing or backdating

✗ <u>No</u> stock option grants below fair market value

✗ <u>No</u> hedging or other transactions to limit executives' exposure to loss of value of Magna equity

✗ <u>No</u> single-trigger change in control protection

✗ <u>No</u> loans to executives or directors

✗ <u>No</u> tax gross-ups

How We Aim to Achieve the Objectives of our Executive Compensation System

As noted above, Magna's executive compensation system seeks to promote effective decision-making through balanced incentives, with the goal of driving achievement of the company's business and strategic plans. Balance is intended to include the:

- timeframes over which compensation is determined;
- nature of compensation vehicles – fixed and variable;
- proportions of target TDC represented by fixed and performance-conditioned compensation which, in the case of our CEO, are 7% and 93%, respectively;
- mix of compensation tools, including cash, share-settled PSUs, and stock options; and
- specific terms applying to each element of compensation.

A summary of the compensation system is below, with the elements of compensation discussed in further detail in Section C of this CD&A.

Timeframe		Short (1-year)		Mid (3-years)		Long (7-years)
Element of Compensation	Base Salary	Performance Cash / STIs		Performance Equity / MLTIs		
	Fixed	Pre-Tax Profit	Free Cash Flow	ROIC PSUs	rTSR PSUs	Stock Options
Purpose	Compensation for day-to-day responsibilities.	Incents absolute earnings performance and drives achievement of business plan.	Incents effective working capital and efficient capital expenditure management.	Incents capital efficiency and effective capital allocation over mid-term.	Rewards market outperformance relative to peers competing for investment capital.	Incents absolute share price appreciation.
Features	At or below-market salaries. Generally not adjusted annually.	Fully "at-risk" with payouts ranging from 0-200%. Paid-out in cash.		Fully "at-risk" with payouts ranging from 0-200% of the number of PSUs granted. Redeemed by delivery of Magna Common Shares.		Vest over 3-years.

B. Compensation Governance

Role of the Board and TOCC

The Board oversees our system of executive compensation including by satisfying itself that our system is effective in achieving the intended objectives and performance outcomes. The Board also annually assesses the company's performance and that of the Chief Executive Officer in relation to predefined objectives approved by the Board.

The Board has delegated to the TOCC responsibility for annually reviewing, considering and making recommendations related to executive compensation matters, including the application of our executive compensation program to the NEOs discussed in this CD&A, as well as other members of Executive Management.

While some NEOs, such as the Chief Executive Officer, Chief Financial Officer and Chief People Officer, are usually invited to participate in TOCC meetings, final compensation decisions affecting NEOs are typically made by the TOCC without any NEOs present in order to ensure the independence of the decision-making process.

Role of the Chief Executive Officer

The TOCC looks to the Chief Executive Officer to assess the performance, and make recommendations regarding target compensation levels, of his direct reports. Such performance assessments are considered by the TOCC when setting target total direct compensation for such executives. The TOCC also looks to the Chief Executive Officer and Chief Financial Officer to put forward their general recommendation regarding MLTI awards for other proposed recipients.

Independent Advisors

In reviewing, considering and making recommendations on executive compensation matters, the TOCC considers the advice of the Board's independent advisors, Hugessen Consulting Inc. ("Hugessen") and Fasken Martin Dumoulin LLP ("Fasken"), including through *in camera* sessions as part of each of the TOCC's meetings they attend.

Hugessen has acted as the Board's compensation advisor since December 2012 and only provides board-side advice. One or more representatives of Hugessen are invited to attend TOCC meetings at which executive compensation matters are discussed. On executive compensation matters, Hugessen reports directly to and seeks its instructions directly from the TOCC, communicating as needed directly with the TOCC Chair between meetings.

The scope of Hugessen's services generally includes advice related to executive and director compensation program structure and design, benchmarking data and observations, as well as pay for performance analytics. In addition, Hugessen provides contextual information relating to compensation best practices and emerging trends. The specific services provided by Hugessen in 2024 included:

- advice regarding the 2024 compensation redesign;
- executive compensation and rTSR peer group review;
- NEO compensation benchmarking;
- consideration of and recommendations related to 2024 target compensation levels;

- advice related to 2024 STIs and MLTIs;
- review of the performance and payout of the 2021 ROIC and rTSR PSUs redeemed in February 2024;
- general advice and analysis of Magna's NEO compensation outcomes, including realized/realizable and pay for performance considerations; and
- review and advice on compensation outcomes and recommendations presented for TOCC approval.

Hugessen's advice was only one of a number of factors (discussed below) that were reviewed and considered by the TOCC in making its executive compensation recommendations to the Board.

The fees billed by Hugessen for the services it provided in 2024 and 2023 were as set forth below.

	2024		2023	
Description of Services	**(C$)**	**(%)**	**(C$)**	**(%)**
Executive compensation advisory services	145,000	100	319,000	100
All other services for Magna	NIL	NIL	NIL	NIL
Total	145,000	100	319,000	100

In connection with executive compensation decisions, the TOCC will normally consider a wide range of factors, including:

- alignment of management, employee and shareholder interests to create long-term shareholder value;
- our financial, operating, stock price, ROIC, TSR and rTSR performance;
- long-term strategic objectives;
- compensation risk considerations;
- compensation benchmarking data;
- pay for performance alignment data;
- individual executive performance;
- performance of prior MLTI grants;
- the recommendations of the CEO with respect to his direct reports;
- the advice and recommendations of the TOCC's independent advisors;
- accounting impact and potential dilution to shareholders from equity compensation;
- feedback received from shareholders and other stakeholders;
- general information relating to executive compensation trends and developments; and
- retention, succession and other relevant considerations.

In making recommendations to the Board, the TOCC does not rely solely on any one of the above or other factors.

Compensation Setting Process


1. Review Framework
2. Set Targets & TDC; Award Compensation
3. Monitor Performance
4. Prepare for Next Cycle
5. Review & Approve Outcomes

As noted elsewhere in this CD&A, 2024 was the first year with the current compensation framework. However, the compensation-setting process under the framework generally involves the following steps:

1. **Review Framework**
   Executive Management, the TOCC, and their advisors review the executive compensation framework in light of the company's updated strategic and business plans to assess whether any structural changes are required. Review of the framework includes consideration of the STI and PSU performance metrics to be applied and their respective weightings, as well as overall pay mix across Base Salaries, STIs and MLTIs. Typically, this is completed between early November of one compensation year and the end of January of the next year.

2. **Set Targets and TDC; Award Compensation**
   Executive Management reviews with the TOCC and its advisors the proposed performance target for each metric in the compensation framework, based on the company's updated business plan. Factors potentially impacting achievement of the business plan and thus target levels of performance are considered to assist the TOCC in understanding potential payout scenarios for the year. Additionally, the CEO proposes target TDC levels and pay mix for members of Executive Management (excluding himself).

The TOCC considers the proposals regarding target performance and TDC, makes its determinations *in camera*, and presents its recommendations to the Board for approval and award. Board decisions establishing targets, awarding STIs and granting MLTIs are also made *in camera*. Typically, these steps are completed between early January and mid-March each year.

3. **Monitor Performance**
   Executive Management typically presents quarterly performance updates regarding STIs granted in respect of the current year to support the TOCC's assessment of performance and compensation outcomes relative to expectations for the year.

4. **Prepare for Next Cycle**
   During the year, Executive Management and Hugessen review the company's executive compensation and rTSR peer groups for potential changes based on established screening criteria. Recommended peer group changes, if any, are presented to the TOCC for its consideration and approval, typically by August of each year. Based on the approved peer group, Hugessen updates NEO compensation benchmarking to provide a reference for the following year's compensation cycle.

5. **Review & Approve Outcomes**
   Following the end of a compensation year, Executive Management presents preliminary STI payout outcomes relative to the performance targets approved at the time STIs were awarded. Performance levels of in-flight PSUs are also presented for reference, with specific emphasis on maturing PSUs for which the performance period just completed. To the extent required, the TOCC may apply informed judgement to ensure equitable compensation outcomes in light of a range of internal and external factors. Final STI payout outcomes and maturing PSU payouts are typically presented for TOCC and Board approval in mid-February, with such approvals occurring *in camera*.

Executive Compensation Peer Group

In assessing target TDC levels for members of Executive Management, the TOCC considers benchmarking data from Magna's executive compensation peer group. Such data provides the TOCC with a basis for determining Magna's pay for performance, including through "back-testing" of realizable pay. It also serves as a market reference point in setting compensation within a reasonable competitive range.

Magna's executive compensation peer group currently consists of 15 companies from a broad comparator universe composed primarily of North American publicly traded companies that are direct automotive industry peers, as well as capital goods and technology hardware/equipment comparables. The broad universe of comparator companies was identified and screened by Hugessen based on a range of 1/5x to 5x Magna's Total Revenue and Total Enterprise Value ("TEV").

Magna's executive compensation peer group was last reviewed in 2024, with no changes made.

Automotive	Capital Goods	Technology Hardware & Equipment
Adient plc	Caterpillar Inc.	Corning Incorporated
Aptiv plc	Deere & Company	Jabil Inc.
BorgWarner Inc.	Eaton Corp.	
Lear Corporation	Emerson Electric Co.	
The Goodyear Tire & Rubber Company	Honeywell International Inc.	
	Illinois Tool Works Inc.	
	Johnson Controls Inc.	
	Parker-Hannifin Corporation	

rTSR Peer Group

The TOCC also uses a peer group against which performance is assessed for purposes of the rTSR PSUs. The rTSR peer group consists of 10 suppliers selected from a comparator universe of publicly traded North American companies in the automotive industry. The selected peers are considered to be Magna's most direct competitors for business and investor capital, based on factors such as coverage by equity research analysts, as well as inclusion in industry indices and in the peer groups of peer companies. The rTSR peer group also contains the following, each of which counts as the equivalent of a single company within the peer group:

- a composite peer consisting of the two publicly traded, North American automobile OEMs;
- a composite peer consisting of three publicly traded European automotive suppliers; and
- the S&P 500 index.

The rTSR peer group was also last reviewed in 2024, with no changes made, and consists of the following:

rTSR Peer Group	
Adient plc	Gentex Corp.
American Axle Manufacturing & Holdings Inc.	Lear Corp.
Autoliv, Inc.	Linamar Corp.
BorgWarner Inc.	Martinrea International Inc.
Dana Incorporated	Visteon Corp.
Ford / General Motors (Composite Peer)	Continental / Forvia / Valeo (Composite Peer)
S&P 500 Index	

C. Elements of Magna's 2024 Executive Compensation Program

Our 2024 Named Executive Officers

Magna's Named Executive Officers in 2024 were as follows:

Name/Position	Description
Seetarama S. Kotagiri President & Chief Executive Officer	Mr. Kotagiri has served as Magna's Chief Executive Officer since January 2021, having held various executive roles in technology and operations across the Magna group of companies over the decade prior to his appointment as Chief Executive Officer. Mr. Kotagiri first joined Magna in 2001.
Patrick W.D. McCann Chief Financial Officer	Mr. McCann has served as Magna's Chief Financial Officer since January 2022, having held senior corporate and operating finance roles since joining Magna in 1999.
John H. Farrell Chief Operating Officer	Mr. Farrell has served as Magna's Chief Operating Officer since November 2024, prior to which he was President, Body & Exterior Systems and Seating. He has held senior operating roles across multiple operating groups between 1993 and 2010, as well as since 2012.
Eric J. Wilds Chief Strategy & Commercial Officer	Mr. Wilds has served as Magna's Chief Strategy & Commercial Officer since October 31, 2024, having served as Magna's Chief Sales & Marketing Officer prior to that. He has held various corporate and operating group commercial roles since joining Magna in 1993.
Tom Rucker Chief People & Business Transformation Officer	Mr. Rucker has served as Magna's Chief People & Business Transformation Officer since November 2024, prior to which he was President, Power & Vision and Complete Vehicles. He has held various operating roles since joining Magna in 2000.

Overview

Our 2024 executive compensation program consisted of the following three elements:


Fixed
Base Salary
Performance Cash
Pre-Tax Profit STI
Free Cash Flow STI
Performance Equity
ROIC PSUs
rTSR PSUs
Stock Options

1. Fixed Compensation / Base Salaries:

During 2024, NEO base salaries were as follows:

Name	Base Salary ($)
Seetarama S. Kotagiri	1,250,000
Patrick W.D. McCann	750,000
John H. Farrell	750,000
Eric J. Wilds	750,000
Tom Rucker	750,000

Although higher than Base Salaries under our legacy executive compensation structure, the three salary bands shown above remain at or below-market standards for equivalent roles in our executive compensation peer group.

2. Performance Cash / STIs:

NEOs were awarded performance-based cash incentives tied to two metrics critical both to the operation of Magna's business and also measurement of how Executive Management drives value for shareholders through execution of the company's annual business plan – Pre-Tax Profit and Free Cash Flow. Both the Pre-Tax Profit STI and the Free Cash Flow STI are completely "at risk" and payouts are capped at 200% of the target STI opportunity.

Target performance levels for the 2024 STIs were aligned with our 2024 business plan targets. The graphs and tables below sets forth the performance and payout scales for the 2024 STI metrics, as well as actual performance levels.

Pre-Tax Profit STI


Target (in millions) $2,018
Actual (in millions) $1,542
Performance 76.4%
Payout 64.6%
64.6%
Payout %
200%
175%
150%
125%
100%
75%
50%
25%
0%
40% 45% 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% 105% 110% 115% 120% 125% 130% 135%
Performance %

Free Cash Flow STI


Target (in millions) $666
Actual (in millions) $1,058
Performance 158.9%
Payout 200.0%
200.0%
Payout %
200%
175%
150%
125%
100%
75%
50%
25%
0%
40% 45% 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% 105% 110% 115% 120% 125% 130% 135%
Performance %

Note:

1. Target Pre-Tax Profit STI and Free Cash Flow STI performance and payout levels are as follows (interpolation applies for points between payout levels):

Performance	Pre-Tax Profit / Free Cash Flow	Payout (% of Target)
Maximum	Target +25%	200
Target Range	Business Plan	100
Threshold	Target -50%	25
Below Threshold	<Target -50%	0

Based on our Pre-Tax Profit and Free Cash Flow performance in 2024, STI payouts to NEOs were as set forth in the table below.

Name	Pre-Tax Profit STI ($)	Free Cash Flow STI ($)	Total STI ($)
Seetarama S. Kotagiri	2,303,000	2,370,000	4,673,000
Patrick W.D. McCann	685,000	700,000	1,385,000
John H. Farrell	801,000	820,000	1,621,000
Eric J. Wilds	578,000	590,000	1,168,000
Tom Rucker	481,000	490,000	971,000

3.

Performance Equity / MLTIs:

NEOs were awarded performance-based MLTIs in the form of three-year ROIC PSUs and rTSR PSUs, as well as seven-year incentive stock options. A majority (60%) of the aggregate target MLTI grant value is performance-conditioned and completely "at risk", with PSU payouts capped at 200% of the target number of PSUs granted. MLTIs granted to NEOs in 2024 were as set forth in the table below.

Name	ROIC PSUs ($/#)	rTSR PSUs ($/#)	Stock Options ($/#)	Aggregate MLTI ($)
Seetarama S. Kotagiri	4,400,000	2,200,000	4,400,000	11,000,000
	78,257	39,128	321,873	
Patrick W.D. McCann	1,056,000	528,000	1,056,000	2,640,000
	18,782	9,391	77,249	
John H. Farrell	1,200,000	600,000	1,200,000	3,000,000
	21,343	10,671	87,783	
Eric J. Wilds	924,000	462,000	924,000	2,310,000
	16,434	8,217	67,593	
Tom Rucker	804,000	402,000	804,000	2,010,000
	14,300	7,150	58,815	

ROIC PSUs

The ROIC PSUs are intended to incent and reward capital-efficient value creation over a three-year performance period. The performance period for the ROIC PSUs granted in 2024 is January 1, 2024 to December 31, 2026.

The number of ROIC PSUs realized by an NEO following the performance period depends on the target number granted, Magna's return on invested capital performance and the payout scale approved by the TOCC. The maximum number of ROIC PSUs that can be realized is capped at 200% of target, but no PSUs may ultimately be earned if ROIC performance falls below the payout threshold.

The dollar value of compensation realized by an NEO following the performance period will depend on the final number of ROIC PSUs redeemed, as well as the trading price of our Common Shares.

When the 2024 ROIC PSUs are redeemed following the performance period, we will

deliver Common Shares acquired on the market under our share repurchase program, with dividends credited in the form of additional units based on the final number of ROIC PSUs.

The TOCC may exercise its informed judgement to address various situations in order to ensure consistency and comparability in ROIC goal-setting and measurement.

The table below sets forth the payout scale for the ROIC PSUs (interpolation applies for points between the payout levels). Target performance levels for the 2024 ROIC PSUs were set with reference to Magna's 2024 business plan.

Performance Level	ROIC	Payout (% of Target)
Maximum	Target +25%	200
Target	Business Plan +/-10%	100
Threshold	Target -50%	25
Below Threshold	<Target -50%	0

As an exception to the foregoing payout scale, for ROIC PSU grants up to and including the 2024 ROIC PSUs, if Magna's ROIC (determined in the manner discussed above) is below the threshold level shown above, but three-year rTSR as determined for purposes of the rTSR PSUs is greater than or equal to the 55th percentile of the rTSR peer group, then 50% of the target number of ROIC PSUs will be paid out. This exception, which has never actually applied to modify any prior ROIC PSU grants, has been eliminated for 2025 and future grants.

Since Magna operates in a cyclical industry, we average the implied payout for each of the three individual years of the performance period to determine the actual ROIC PSU payout. This means that a year of ROIC performance that is below the threshold level will count as 0% in the payout calculation, but cannot be a negative percentage. The effect of this is that the ROIC PSU payout will not directly correspond to our three-year average ROIC. By calculating ROIC PSU payout based on the average implied payouts for each of the years in the performance period, extreme outlier years cannot have a disproportionate impact on the payout calculation. The feature also operates to place a cap on ROIC performance above the maximum level, thus preventing positive outlier years from having a disproportionate impact on the payout calculation.

rTSR PSUs

The rTSR PSUs are intended to incent and reward creation of shareholder value, relative to the companies in our rTSR peer group. The performance period for the rTSR PSUs granted in 2024 is January 1, 2024 to December 31, 2026.

The number of rTSR PSUs realized by an NEO following the performance period depends on the target number granted, Magna's three-year rTSR performance and the payout scale approved by the TOCC. The number of rTSR PSUs that can be realized is capped at 200% of target, and no rTSR PSUs would be paid for rTSR performance below the 25th percentile of the rTSR peer group. The dollar value of compensation realized by an NEO following the performance period will depend on the final number of rTSR PSUs paid out, as well as the trading price of our Common Shares. When the 2024 rTSR PSUs are redeemed following the performance period, we will deliver Common Shares acquired on the market under our share repurchase program, with dividends credited in the form of additional units based on the final number of rTSR PSUs.

The table below sets forth the payout scale for the rTSR PSUs (interpolation applies for points between the payout levels).

Performance Level	Three-year rTSR (Percentile)	Payout (% of Target)
Maximum	>75th	200
Above Target	65th	150
Target	50th	100
Below Target	35th	50
Threshold	<25th	0

As an exception to the foregoing payout scale, if the company's three-year rTSR is greater than the target level, thus demonstrating value creation, but absolute three-year TSR is negative, the number of rTSR PSUs paid out will be capped at the target level. This feature recognizes that payouts should not exceed target where shareholders have experienced a deterioration in the absolute value of their holdings.

Stock Options

Stock options serve as a tool to incent absolute share price returns over the long-term (seven years). Magna's stock options vest in equal one-third tranches on the first three anniversaries of the grant date and expire on the seventh anniversary of the grant date. The TOCC is committed to responsible option granting practices, including by maintaining annual option grants to all participants below 1% of our issued and outstanding Common Shares. Options are not priced during trading blackouts and are granted at an exercise price equal to the market price on the NYSE.

Stock options are typically granted in late February or early March of a year. Stock options in respect of 2024 compensation were granted on February 23, 2024, at an exercise price of $54.69.

The 2024 stock option grant was made under our 2009 Incentive Stock Option Plan, which is discussed in further detail under "Incentive Plans and Awards". Subject to ratification by shareholders at the Meeting, future stock option grants will be made under the 2025 Option Plan.

If an NEO ceases to be employed by Magna (including any affiliates) within one year following the date of a stock option exercise, they must hold Magna Common Shares with a market value (at the exercise date) equal to the net after-tax gain until the one-year anniversary of the exercise date.

Employment Contracts

Each NEO is subject to an employment agreement that specifies various key terms, including:

- target total TDC, including base salary, as well as target STI and MLTI values together with performance terms;
- standard benefits to be provided;
- compensation claw-back terms;
- the securities maintenance amount applicable to the executive;
- terms applicable in different end of employment scenarios; and
- the executive's post-contractual obligations.

NEO employment contracts are not guaranteed for any specified time and are terminable on notice. All NEOs are entitled to 24 months' severance (the "Notice Period") in the event of termination without cause. Severance payments are based on the average of an NEO's base salary and STIs for the two completed fiscal years prior to the termination.

A summary showing the treatment of each compensation element in different termination scenarios is set forth below under "Summary of Treatment of Compensation on Resignation, Retirement, Termination or Change in Control".

We maintain "double trigger" change in control protection for the NEOs; however, such protection does not provide any enhanced severance. The primary benefit is the acceleration of any unvested stock options in the event that a change in control is followed by termination of employment or constructive dismissal for "good reason".

In a change in control scenario, treatment of outstanding stock options will need to be addressed by the TOCC based on the specific context of the transaction. For example, in some circumstances, outstanding options could become exercisable into equity of the acquiror or, alternatively, could be accelerated. In either such case, there would be no incremental benefit to the executive as a result of this change in control protection.

The definition of "good reason" for purposes of the change in control protection applies only in the event of the following:

- a material reduction in the executive's position, duties, authority or responsibilities;
- Magna requiring the executive to work at a location that is more than 100 kms from where they are based at the time of the change in control; or
- any other action that would constitute constructive dismissal at law.

Benefits

Benefits provided to NEOs are generally the same as those provided to other employees in the same country. For example, NEOs receive the same medical, dental insurance and disability benefits as other managerial employees in the same country. As discussed earlier, Magna does <u>not</u> provide a defined benefit pension plan to NEOs, consistent with our compensation approach to employees generally.

During 2024, we provided limited "perks" to NEOs, including <u>limited</u> access to corporate aircraft for personal use, when not required for business purposes and subject to reimbursement of the "aggregate variable operating cost" of the personal flight. The "aggregate variable operating cost" consists of all variable costs for operating the aircraft for the personal flight, including fuel, maintenance, customs charges, landing and handling fees, data and communications charges, deadhead flight expenses and any other similar costs. Since Magna's variable cost is fully reimbursed, there is no disclosable perk amount in the Summary Compensation Table.

Magna maintains corporate access privileges for business purposes to the dining room, boardroom and other facilities of a third-party owned golf course adjacent to the company's head office. As part of such access, NEOs may utilize the golf club's facilities for personal use at their own expense.

Executive Equity Ownership

Each NEO is subject to an equity maintenance requirement set forth in his employment contract. If an NEO's total TDC is increased, their equity maintenance requirement increases proportionally, subject to a three-year period in which to achieve the new level. In assessing compliance with the equity maintenance requirement, NEOs' Common Shares and equivalents (RSUs, as well as PSUs at target) are counted. Unexercised stock options are not counted in determining compliance with the equity maintenance requirement. Each NEO exceeds the minimum equity maintenance requirement.

Name	Equity Maintenance Requirement ($)	Qualifying Equity (#)	Value of Qualifying Equity[1] ($)	Equity Maintenance Requirement Status
Seetarama S. Kotagiri	8,000,000	1,035,252	43,263,000	Exceeds
Patrick W.D. McCann	1,920,000	189,589	7,923,000	Exceeds
John H. Farrell	2,160,000	207,663	8,678,000	Exceeds
Eric J. Wilds	1,500,000	192,479	8,044,000	Exceeds
Tom Rucker	1,700,000	170,877	7,141,000	Exceeds

Note:
1. The value shown was determined using the closing price of Magna Common Shares on the NYSE on December 31, 2024.

Anti-Hedging Restrictions

Executives are forbidden from engaging in activities that would enable them to improperly profit from changes in the value of our Common Shares or reduce their economic exposure to a decrease in the value of our Common Shares. Prohibited activities include "puts", "collars", equity swaps, hedges, derivative transactions and any transaction aimed at limiting an executive's exposure to a loss or risk of loss in the value of the Magna securities that he or she holds.

Automatic Securities Disposition Plans

Executives are permitted to enter into automatic securities disposition plans ("ASDPs"), which are also known as Rule 10b5-1 Plans. Such plans allow executives to establish a plan for the sale of Common Shares held by the executive

and exercise of stock options granted to them, subject to meeting all legal requirements applicable to such plans. Among other things, an executive may only enter into, modify or terminate a plan while he or she is not under a trading blackout or otherwise in possession of material non-public information. None of the NEOs had an ASDP in place during 2024.

All NEOs are entitled to 24 months' severance (the "Notice Period") in the event of termination without cause. Severance payments are based on the average of an NEO's base salary and STIs for the two completed fiscal years prior to the termination.

A summary showing the treatment of each compensation element in different termination scenarios is set forth below under "Summary of Treatment of Compensation on Resignation, Retirement, Termination or Change in Control".

Summary of Treatment of Compensation on Resignation, Retirement, Termination, or Change in Control

Element of Compensation	Resignation	Retirement	Termination – Cause	Termination – No Cause	Termination Without Cause on Change in Control[1]
Fixed Compensation – Base Salary and Performance Cash – STIs	Pro-rated to effective date	Pro-rated to effective date	Pro-rated to effective date	Average of compensation excluding MLTIs for the last two completed fiscal years paid out over severance period (up to 24 months) as salary continuation.	Average of compensation excluding MLTIs for the last two completed fiscal years paid out over severance period (up to 24 months) as salary continuation.
Performance Equity – ROIC PSUs and rTSR PSUs	Forfeiture of unredeemed PSUs.	PSUs granted in complete years prior to the termination date are redeemed on the regular payout date, subject to performance conditions established at time of grant. PSUs granted in year of retirement are redeemed on regular payout date, subject to performance conditions established at time of grant and pro ration to reflect the proportion ot the year worked.	Forfeiture of unredeemed PSUs	PSUs granted in complete years prior to the termination date are redeemed on the regular payout date, subject to performance conditions established at time of grant. PSUs granted in year of termination are redeemed on regular payout date, subject to payout conditions established at time of grant and pro ration to reflect the proportion of the year worked.	Plan administrator can take such steps as necessary to the convert or exchange outstanding PSUs into securities of substantially equivalent value in any entity participating in or resulting from a change in control.
Stock Options	Unvested options forfeited; unexercised options expire on earlier of option expiry date and three months after effective date of resignation.	Unvested options accelerate; unexercised options expire on earlier of option expiry date and three years after effective date of retirement.	All unexercised options are forfeited on effective date of termination.	Unvested options forfeited; unexercised options expire on earlier of option expiry date and three months after effective date of termination.	Unvested options accelerate; unexercised options expire on earlier of option expiry date and 12 months after Notice Period (as defined above).
TFG PSUs	Forfeiture of unredeemed PSUs	PSUs associated with a hurdle that has been achieved will be paid out in accordance with terms established at time of grant, subject to pro ration to reflect the proportion of the performance period worked	Forfeiture of unredeemed PSUs	Forfeiture of unredeemed PSUs	The Plan administrator may accelerate the vesting of TFG PSUs associated with a hurdle that had been achieved prior to announcement of the change in control.
Benefits & Perks	ESL Minimum[2]	ESL Minimum[2]	ESL Minimum[2]	ESL Minimum[2]	ESL Minimum[2]
Pension	None	None	None	None	None

Notes:
1. Assumes Magna is a continuing entity following the change in control.
2. Statutory minimums applicable under employment standards legislation in the jurisdiction in which the NEO is employed.

Summary of Incremental Severance, Termination and Change in Control Payments

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of their employment following resignation, normal retirement, termination without cause, termination with cause and termination without cause on change in control. For stock options, the values shown represent the in-the-money value of any grants the vesting of which would accelerate as a result of each termination circumstance below.

		Resignation	Retirement	Termination – Cause	Termination Without Cause ($)	Termination Without Cause on Change in Control ($)
Seetarama S. Kotagiri						
Severance		NIL	NIL	NIL	11,911,000	11,911,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	NIL	NIL	NIL	NIL
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	NIL	NIL	11,911,000	11,911,000
Patrick W.D. McCann						
Severance		NIL	NIL	NIL	4,358,000	4,358,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	NIL	NIL	NIL	NIL
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	NIL	NIL	4,358,000	4,358,000
John H. Farrell						
Severance		NIL	NIL	NIL	5,558,000	5,558,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	NIL	NIL	NIL	NIL
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	NIL	NIL	5,558,000	5,558,000
Eric J. Wilds						
Severance		NIL	NIL	NIL	4,141,000	4,141,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	NIL	NIL	NIL	NIL
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	NIL	NIL	4,141,000	4,141,000
Tom Rucker						
Severance		NIL	NIL	NIL	3,944,000	3,944,000
ROIC PSUs		NIL	NIL	NIL	NIL	NIL
rTSR PSUs		NIL	NIL	NIL	NIL	NIL
TFG PSUs		NIL	NIL	NIL	NIL	NIL
Stock Options		NIL	NIL	NIL	NIL	NIL
Benefits & Perks		NIL	NIL	NIL	NIL	NIL
Pension		NIL	NIL	NIL	NIL	NIL
	Total	NIL	NIL	NIL	3,944,000	3,944,000

Note:

1. Represents the in-the-money value of options, the vesting of which is accelerated in case of a change in control followed by an act of "good reason" resulting in a "double-trigger change" in control, using the closing price of Magna Common Shares on the NYSE on December 31, 2024.

D. Compensation Risk Management

Overall Level of Compensation Risk is Reasonable in Light of Nature of Magna's Business and Industry

The TOCC has considered whether Magna's executive compensation system may encourage excessive risk taking. The TOCC concluded that the potential risks created by any particular element of the system are appropriately mitigated by other elements and that the overall level of risk is reasonable in light of the nature of Magna's business and the automotive industry. In reaching this conclusion, the TOCC considered the methods described below, which are employed to help establish an appropriate balance between risk and reward, as well as to encourage responsible decision-making:

- Board/TOCC oversight of executive compensation generally;
- independent advice and recommendations on compensation matters provided by compensation consultants and legal advisors directly selected and retained by the TOCC;
- Board/TOCC discretion to determine target total compensation;
- complete Board/TOCC discretion over the form of STIs and LTIs;
- mix of compensation vehicles and metrics;
- links between executive compensation and consequences of management decision-making;
- the 200% cap on STIs;
- the 200% cap on the maximum number of ROIC and rTSR PSUs that can be realized;
- compensation clawbacks consistent with the new clawback requirements set out in Section 303A.14 of The New York Stock Exchange Listed Company Manual;
- forfeiture risk applicable to PSUs and stock options in certain circumstances;
- significant levels of personal wealth "at risk" due to equity maintenance requirements;
- post-retirement holdback of option shares resulting from option exercise occurring within one-year prior to retirement; and
- anti-hedging restrictions.

Beyond the compensation-specific features which help mitigate risk, the TOCC also assesses the broader context of Board oversight and controls which serve to mitigate the potential for excessive risk taking by Executive Management. These controls include:

- Annual Board approval of rolling three-year business plans and seven-year strategic plans;
- Board approval of annual capital expenditures budget;
- Board control over return of capital to shareholders through dividends and annual share repurchase budgets; and
- Board approval of all acquisitions or dispositions with an enterprise value in excess of $250 million, as well as joint ventures or partnerships requiring an investment of such amount.

When these four "levers" are considered along with the compensation features above, the TOCC is satisfied that the theoretical potential for excessive risk taking by Executive Management is sufficiently moderated by a broad range of Board controls and compensation disincentives.

Summary Compensation Table

The following table sets forth a summary of all compensation earned in respect of 2024, 2023 and 2022 by the individuals who were our Named Executive Officers in respect of 2024. All amounts are presented in U.S. dollars and have been rounded to the nearest thousand.

Name and Principal position	Year	Salary ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation ($) Annual[3] ($)	Long-term ($)	Pension value ($)	All other Compensation ($)	Total Compensation ($)
Seetarama S. Kotagiri President and Chief Executive Officer	2024	1,250,000	6,600,000	4,400,000	4,673,000	NIL	NIL	NIL	16,923,000
	2023	325,000	6,600,000	4,400,000	5,633,000	NIL	NIL	NIL	16,958,000
	2022	325,000	20,520,000	3,680,000	3,446,000	NIL	NIL	NIL	27,971,000
Patrick W.D. McCann Chief Financial Officer	2024	750,000	1,584,000	1,056,000	1,385,000	NIL	NIL	NIL	4,775,000
	2023	325,000	960,000	640,000	1,898,000	NIL	NIL	NIL	3,823,000
	2022	325,000	3,750,000	500,000	710,000	NIL	NIL	NIL	5,285,000
John H. Farrell Chief Operating Officer	2024	750,000	1,800,000	1,200,000	1,621,000	NIL	NIL	NIL	5,371,000
	2023	325,000	1,080,000	720,000	2,862,000	NIL	NIL	NIL	4,987,000
	2022	500,000	3,945,000	405,000	1,431,000	NIL	NIL	NIL	6,281,000
Eric J. Wilds Chief Strategy & Commercial Officer	2024	750,000	1,386,000	924,000	1,168,000	NIL	NIL	NIL	4,228,000
	2023	325,000	960,000	640,000	1,898,000	NIL	NIL	NIL	3,823,000
	2022	325,000	3,750,000	500,000	710,000	NIL	NIL	NIL	5,285,000
Tom Rucker Chief People and Business Transformation Officer	2024	750,000	1,206,000	804,000	971,000	NIL	NIL	NIL	3,731,000
	2023	325,000	960,000	640,000	1,898,000	NIL	NIL	NIL	3,823,000
	2022	500,000	3,508,000	218,000	1,110,000	NIL	NIL	NIL	5,336,000

Notes:

1. Amounts disclosed in this column represent the grant value (at target) of PSUs and, in the case of Mr. Rucker for 2022, the amount disclosed also includes RSUs. Amounts disclosed in this column for 2022 also include the aggregate compensation value intended to be conferred by the Board in the form of TFG PSUs. The aggregate compensation value of the TFG PSUs for each NEO differs from the aggregate grant date fair value of the TFG PSUs granted in 2022, as computed in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 718, Stock Compensation. Generally, the aggregate grant date fair value is the amount that Magna expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual economic value, if any, that the NEOs will realize upon the vesting or settlement of the TFG PSUs. In particular, the actual values of TFG PSUs received are different from the accounting expense because they depend on performance. The amounts disclosed for the TFG PSUs are based on the probable outcome of the market-condition goals, determined using a Monte Carlo simulation model that incorporates into the valuation the possibility that the market condition may not be satisfied and that the value could be NIL. Assumptions, factors and methodologies used in our computations pursuant to Topic 718 include the following:

Assumption	Value
Valuation Date Stock Price	$54.29
Expected Volatility	38.49%
Risk Free Rate	3.72%
Expected Dividend Yield Used When Simulating Stock Price Appreciation[a]	0.00%
Expected Dividend Yield Used for Award Holders[b]	0.00%

Notes:

a. Mathematically equivalent to reinvesting dividends in Magna Common Shares.

b. Assumed value of 0.00% since TFG PSU grantees receive dividend equivalents.

A Monte Carlo simulation is a generally accepted statistical technique used, in this instance, to simulate a range of possible future unit prices for Magna Common Shares over the remaining Performance Period. The purpose of this modeling is to use a probabilistic approach for estimating the fair value for purposes of financial accounting under Topic 718. Based on the assumptions above, the summary of results from the Monte Carlo simulation was as follows:

Summary of Results		
Valuation Date Stock Price		$54.29
Remaining Performance Period		5.0 yrs
Hurdle 1 Estimated Fair Value	$39.41	
Hurdle 2 Estimated Fair Value	$30.05	
Hurdle 3 Estimated Fair Value	$22.97	
Hurdle 4 Estimated Fair Value	$17.71	
Weighted Average Estimated Fair Value		$27.33
Weighted Average Estimated Fair Value as a % of Stock Price		50.3%

2.   Amounts disclosed in this column represent the compensation value intended to be conferred by the Board in the form of the stock options as discussed in the Compensation Discussion & Analysis section of this Circular. In valuing such options, the TOCC initially makes reference to the value of a time-vested stock option determined using the Black-Scholes option pricing model. For stock option granted in 2024, the TOCC referred to the calculated Black-Scholes value to determine the number of stock options to be granted for the applicable compensation value, and applied a cap of 25% of the market/option exercise price of Magna Common Shares at the date of grant. In any given year, the TOCC may apply a 20% floor or a 25% cap to the market/option exercise price of Magna Common Shares at the date of the grant. The cap and floor limits represent a prudent practice intended to prevent an excessive number of stock options being granted in any year and to normalize volatility driven deviations from the median and average trends in Black-Scholes values for the company's stock options over a rolling ten-year period.

The Black-Scholes option pricing model requires the input of a number of assumptions, including expected time until exercise, expected stock price volatility, risk-free interest rates and expected dividend yields. Although the assumptions used reflect our best estimates, they involve inherent uncertainties based on market conditions generally outside Magna's control. If other assumptions are used, the stock option value disclosed could be significantly impacted. The weighted average assumptions used in measuring the Black-Scholes fair value for the stock options granted in each of 2024, 2023 and 2022, as well as any applied cap or floor values, are as follows:

	2024	2023	2022
Grant date stock price (NYSE)	$54.69	$56.12	$75.71
Expected time until exercise	5.0 yrs	5.0 yrs	4.5 yrs
Expected volatility	37.8%	38.0%	34.2%
Risk Free Rate	4.14%	4.3%	1.9%
Expected dividend yield	2.0%	2.0%	2.0%
Grant Date Fair Value per option (rounded)	$18.03	$19.00	$19.00
Actual Black-Scholes ratio	32.9%	33.9%	25.1%
Applied Cap / Floor	25%	—	—

3.   Amounts disclosed in this column represent the aggregate STI paid in cash annually.

Magna's Total Shareholder Return Performance

The graph below shows the five-year total return of Magna Common Shares on the TSX and NYSE as compared to the S&P/TSX and S&P500 composite indices, respectively, assuming investment of C$100 and $100 on December 31, 2019 and reinvestment of dividends.



	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Magna Common Shares (TSX)	C$100.00	C$130.83	C$151.59	C$115.87	C$123.38	C$ 98.63
S&P/TSX Total Return	C$100.00	C$105.60	C$132.10	C$124.38	C$138.99	C$169.08
Magna Common Shares (NYSE)	$100.00	$133.46	$155.64	$111.12	$120.88	$ 89.07
S&P500 Total Return	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02

If a shareholder had invested C$100 in Magna Common Shares on the TSX on December 31, 2019, the cumulative value of that investment would be C$98.63 as at December 31, 2024. In the case of an investment of $100 in Magna Common Shares on the NYSE on the same date, the total cumulative value of that investment would be $89.07 as at December 31, 2024. In each such case, the cumulative growth in value lagged the applicable index by the end of the five-year period. Potential considerations include the differential impact of COVID-related lockdowns semiconductor chip shortages, inflationary cost increases, threats to free trade agreements and economic cyclicality on Magna as compared to other companies and industries represented in the indices. If Magna's CEO proxy-disclosed compensation as of December 31, 2019 represented $100, the equivalent compensation as of December 31, 2024 represented approximately $93 of value. This decline is directionally consistent with the trend in total shareholder return over the same period.

Incentive Plans and Awards

Stock Option Plan

Stock options granted in 2024 were made under the 2009 Plan, which was approved by shareholders on May 6, 2010, is administered by the TOCC and is summarized below. In 2025, the Board approved the new 2025 Stock Option Plan, which shareholders are now being asked to ratify at the Meeting. More information about the 2025 Stock Option Plan can be found in the "Business of the Meeting – Ratification of the 2025 Stock Option Plan" section of this Circular.

Eligible Participants Under 2009 Plan

Under the 2009 Plan, stock options may be granted to employees of and consultants to Magna and its subsidiaries. The TOCC does not foresee options being granted to consultants, except in limited circumstances such as where an individual performs services for Magna through a consulting arrangement for tax or other similar reasons. No options have been granted to consultants since 2010 and no such grants are contemplated.

Limits on Insider Participation

The maximum number of Common Shares:

- issued to Magna "insiders" within any one-year period; and
- issuable to Magna insiders at any time,

under the 2009 plan, 2022 Treasury PSU Plan and any other security-based compensation arrangement (as defined in the TSX Company Manual) shall not exceed 10% of Magna's total issued and outstanding Common Shares. Other than this limit, the 2009 Plan does not provide for a maximum number of Common Shares that may be issued to one participant.

Option Exercise Prices Are at or Above Market Price on Date of Grant

Exercise prices are determined at the time of grant, but cannot be less than the closing price of a Common Share on the NYSE on the trading day immediately prior to the date of grant.

3-Year Option Vesting; 7-Year Option Life

Time-vested options granted under the 2009 Plan vest in equal proportions on each of the first three anniversaries of the grant date, unless otherwise determined by the TOCC. Subject to accelerated expiry of time-vested options in certain circumstances, options granted under the 2009 Plan expire seven years after grant, unless otherwise determined by the TOCC. On cancellation or surrender of options under the 2009 Plan, the underlying shares are added back to the number of Common Shares reserved for issuance and are available for re-grant.

Amending the 2009 Plan

The 2009 Plan gives the Board the power to amend the plan, except for the following types of amendments, which require shareholder approval:

- increases to the number of shares reserved for issuance under the plan (excluding an equitable increase in connection with certain capital reorganizations);
- a reduction in the exercise price of an option;
- an extension of an option term (excluding certain limited extensions to allow the exercise of options that expire during or within two business days after the end of a trading blackout);
- an increase in the 10% limit on option shares issuable to insiders, as described above under "Limits on Insider Participation"; and
- amendment of the amending provision of the plan.

There were no amendments to the 2009 Plan during 2024.

Option Plan Available on Magna.com

The full text of the 2009 Plan is available on our website (www.magna.com).

2022 Treasury PSU Plan

PSUs settled in shares issued from treasury may be granted under the 2022 Treasury PSU Plan, which was approved by shareholders on May 3, 2022 and is administered by the TOCC.

Eligible Participants Under 2022 Treasury PSU Plan

Current, actively employed employees of Magna or any of Magna's subsidiaries are eligible for grants under the 2022 Treasury PSU Plan. Members of Magna's Board of Directors and independent consultants are <u>not</u> eligible participants. However, if an eligible participant transitions from an employment relationship to a consulting relationship, this change is not treated as a termination for purposes of awards made under the Plan.

Limits on Insider Participation

The maximum number of Common Shares:

- issued to all Magna "insiders" within any one-year period; and
- issuable to all Magna "insiders" at any time,

under the 2022 Treasury PSU Plan, 2009 Plan and any other "security-based compensation arrangement" (as defined in the TSX Company Manual) shall not exceed 10% of Magna's total issued and outstanding Common Shares. Other than this limit, the 2022 Treasury PSU Plan does not provide for a maximum number of Common Shares that may be issued to one participant.

Vesting Terms

Unless otherwise specified at the time of grant, following completion of the performance period applicable to PSUs granted under the 2022 Treasury PSU Plan will assess Magna's actual performance in relation to the applicable performance goals and determine the number of PSUs that vest.

Performance Period

The TOCC will determine the duration of the PSU performance period applicable to any grant of PSUs, which shall not be less than three years, nor more than seven years.

Plan Amendment

The 2022 Treasury PSU Plan permits the Board to amend the plan, except for the following types of amendments, which require shareholder approval:

- an increase in the number of Common Shares reserved for issuance under the 2022 Treasury PSU Plan, except as a result of a reorganization of Magna's capital;
- an amendment to remove or exceed the 10% limit on insider participation described above under "Limits on Insider Participation";
- an amendment to the definition of "eligible participants" to permit participation by non-employee directors;
- an amendment that permits a PSU grant to be transferred to a person other than a Permitted Assign (as defined in National Instrument 45-106 of the Canadian Securities Administrators), or for normal estate settlement purposes; and
- an amendment to the section of the 2022 Treasury PSU Plan specifying matters requiring shareholder approval, except where such an amendment adds matters to be subject to shareholder approval.

There have been no amendments to the 2022 Treasury PSU Plan since its ratification by shareholders on May 3, 2022.

Treasury PSU Plan Available on Magna.com

The full text of the 2022 Treasury PSU Plan is available on our website (www.magna.com).

Equity Compensation Plan Information

As of December 31, 2024 and the Record Date, equity compensation plans approved by shareholders under which our Common Shares are authorized for issuance are set forth in the table below.

Name of Plan	Common Shares Reserved Under Equity Compensation Plan				Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights				Common Shares Remaining Available for Future Issuance Under Equity Compensation Plan				Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	
As at:	Dec. 31, 2024		Record Date		Dec. 31, 2024		Record Date		Dec. 31, 2024		Record Date		Dec. 31, 2024	Record Date
	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)	($)	($)
2009 Incentive Stock Option Plan	6,946,421	2.5	6,946,421	2.5	5,939,825	2.1	4,956,003	1.8	1,006,596	0.4	—	—	59.49	59.49
2025 Incentive Stock Option Plan	—	—	9,000,000	3.2	—	—	1,288,658	0.5	—	—	7,711,342	2.7	—	37.85
2022 Treasury PSU Plan	3,000,000	1.1	3,000,000	1.1	1,591,658[1]	0.6	1,591,658[1]	0.6	1,408,342	0.5	1,408,342	0.5	—[2]	—[2]

Notes:

1. Represents the maximum number of Magna Common Shares that would be issued if all four performance hurdles of the TFG PSUs have been attained. No Common Shares will be issued if a hurdle is not attained by December 31, 2027. In the event only some hurdles are attained by such date, only the Common Shares associated with such attained hurdles would be issued:

Hurdle / % Increase vs. Baseline Stock Price ($57.07)	Share Price Hurdle ($)	Aggregate Number of Common Shares Associated with Hurdle (#)
1 / +50%	85.61	318,332
2 / +100%	114.14	477,497
3 / +150%	142.68	477,497
4 / +200%	171.28	318,332
Total	—	1,591,658

2. Not applicable. See Note 1 to the Summary Compensation Table for a discussion of the aggregate compensation value and aggregate grant date fair value of the TFG PSUs, including the weighted average estimated fair value per TFG PSU.

Option Burn-Rate, Dilution and Overhang

Taking into account the 832,053 options granted in calendar 2024, Magna's burn-rate, option dilution and overhang were as follows as of December 31, 2024:

0.3% Burn-Rate[1]   **2.1%** Option Dilution[2]   **2.5%** Option Overhang[3]

Notes:

1. Represents stock options granted in calendar 2024, expressed as a proportion of the number of Magna Common Shares that were outstanding as of December 31, 2024. As at December 31, 2023 and 2022 the Burn Rate was 0.2% and 0.3%, respectively.

2. Represents all stock options previously granted but not exercised as of December 31, 2024, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.

3. Represents all stock options available for grant and all stock options previously granted but not exercised as of December 31, 2024, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.

Treasury PSU Plan Burn-Rate, Dilution and Overhang

Taking into account the 109,770 TFG granted in calendar 2024, Magna's Treasury PSU burn-rate, dilution and overhang were as follows as of December 31, 2024:

<0.1% Burn-Rate[1]   **0.6%** Dilution[2]   **1.1%** Overhang[3]

Notes:

1. Represents all Treasury PSUs granted in calendar 2024, expressed as a proportion of the number of Magna Common Shares that were outstanding as of December 31, 2024.

2. Represents all Treasury PSUs granted but not vested as of December 31, 2024, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.

3. Represents all Treasury PSUs available for grant and all Treasury PSUs granted but not vested as of December 31, 2024, expressed as a proportion of the number of Magna Common Shares that were outstanding as of such date.

Outstanding Option and Share-Based Awards

Outstanding option-based awards for each of our Named Executive Officers as of December 31, 2024 are set forth in the table below.

		Option-Based Awards				Share-Based Awards		
		Number of Securities Underlying Unexercised Options[1] (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yy)	Value of Unexercised In-The-Money Options[2] ($)	Number of Share-Based Awards That Have Not Vested[3] (#)	Market or Payout Value of Share-Based Awards That Have Not Vested[3] ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[4]
Seetarama S. Kotagiri		62,144	55.64	03/18/25	–	847,000	35,415,000	NIL
		11,424	63.17	05/13/25	–			
		71,367	54.44	02/24/26	–			
		138,700	51.55	02/23/27	–			
		172,931	83.27	02/21/28	–			
		190,614	75.71	02/13/29	–			
		231,579	56.12	03/01/30	–			
		321,873	54.69	02/22/31	–			
	Total	1,200,632			–			
Patrick W.D. McCann		8,929	55.64	03/18/25	–	164,000	6,839,000	NIL
		8,598	54.44	02/24/26	–			
		8,598	54.44	05/12/26	–			
		11,639	51.55	02/23/27	–			
		7,205	83.27	02/21/28	–			
		25,899	75.71	02/13/29	–			
		33,684	56.12	03/01/30	–			
		77,249	54.69	02/22/31	–			
	Total	181,801			–			
John H. Farrell		9,315	54.44	02/24/26	–	172,000	7,188,000	NIL
		31,523	51.55	02/23/27	–			
		19,515	83.27	02/21/28	–			
		51,797	75.71	02/13/29	–			
		37,895	56.12	03/01/30	–			
		87,783	54.69	02/22/31	–			
	Total	237,828			–			
Eric J. Wilds		12,489	55.64	03/18/25	–	160,000	6,692,000	NIL
		13,758	54.44	02/24/26	–			
		38,797	51.55	02/23/27	–			
		30,023	83.27	02/21/28	–			
		25,899	75.71	02/13/29	–			
		33,684	56.12	03/01/30	–			
		67,593	54.69	02/22/31	–			
	Total	222,243			–			
Tom Rucker		5,357	55.64	03/18/25	–	154,000	6,430,000	NIL
		7,309	54.44	02/24/26	–			
		23,278	51.55	02/23/27	–			
		8,406	83.27	02/21/28	–			
		11,654	75.71	02/13/29	–			
		33,684	56.12	03/01/30	–			
		58,815	54.69	02/22/31	–			
	Total	148,503			–			

Notes:

1. Includes both vested and unvested options.
2. Determined using the closing price of Magna Common Shares on the NYSE on December 31, 2024. Value shown reflects in-the-money value of all options, whether or not exercisable as of December 31, 2024.
3. Represents ROIC PSUs and rTSR PSUs, at target, together with the number of TFG PSUs granted on a special, non-recurring basis in September 2022.
4. Represents the market value of any RSUs that had not been redeemed as at December 31, 2024. The value shown was determined using the closing price of Magna Common Shares on the NYSE on December 31, 2024.

Incentive Plan Awards – Value Vested During the Year

The values of option-based and share-based awards that vested, and non-equity incentive plan compensation earned, during the year ended December 31, 2024, are set forth below.

Name	Option-Based Awards – Value Vested During the Year[1] ($)	Share-Based Awards – Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year[3] ($)
Seetarama S. Kotagiri	NIL	2,464,000	4,673,000
Patrick W.D. McCann	NIL	102,000	1,385,000
John H. Farrell	NIL	13,000	1,621,000
Eric J. Wilds	NIL	428,000	1,168,000
Tom Rucker	NIL	128,000	971,000

Notes:

1. Represents the vesting date value of previously granted stock options that vested during 2024 and assumes that any such options that were in-the-money were exercised on the vesting date.
2. Represents the vesting date value of 2021 ROIC PSUs and 2021 rTSR PSUs for each of the NEOs together with dividends thereon, as of February 23, 2024, as well as dividends on previously granted RSUs for each of the NEOs.
3. Represents the aggregate value of the STIs paid in cash in respect of 2024.

2021 PSU Awards – Performance and Payout in 2024

The ROIC PSUs and rTSR PSUs, which covered a performance period from January 1, 2021 to December 31, 2023, vested on February 9, 2024, following review by the TOCC and Board approval of the payouts.

The 2021 ROIC PSU payout was at the 92% level on a payout scale of 0% to 200%, as follows:

	2021	2022	2023
ROIC Performance	13.3%	11.6%	14.2%
Payout Level	98%	79%	100%
3-yr Avg. Payout		**92%**	

The 2021 rTSR PSU payout was at the 30% level on a payout scale of 0% to 200%, based on a TSR rank of tenth out of 14, which placed Magna at the 31st percentile of the rTSR peer group, as follows:

rTSR Peer	TSR (%)	Rank	rTSR Peer	TSR (%)	Rank
S&P 500	32.8	1	Adient plc	-3.3	8
Autoliv	23.0	2	Lear Corporation	-8.4	9
Fiat/Ford/GM	14.8	3	**Magna**	**-9.6**	**10**
BorgWarner Inc.	6.3	4	Linamar	-11.0	11
American Axle Mfg. Holdings	4.2	5	Martinrea International Inc.	-11.9	12
Visteon	-0.7	6	Dana Incorporated	-21.8	13
Gentex	-0.9	7	Continental/Faurecia/Valeo	-48.0	14

As a result of the foregoing, the number of 2021 ROIC PSUs and 2021 rTSR PSUs realized by each NEO effective February 9, 2024, was as follows:

Name	ROIC PSUs At Target (#)	ROIC PSUs Realized (#)	rTSR PSUs At Target (#)	rTSR PSUs Realized (#)
Seetarama S. Kotagiri	38,347	35,279	19,173	5,751
Patrick W.D. McCann	1,598	1,470	799	239
John H. Farrell	NIL	NIL	NIL	NIL
Eric J. Wilds	6,657	6,124	3,329	998
Tom Rucker	1,864	1,714	932	279

Corporate Governance

Corporate Governance at Magna

Magna believes that strong corporate governance practices are essential to fostering stakeholder trust and confidence, management accountability and long-term shareholder value. This commitment to sound and effective governance starts with a diverse, experienced and highly skilled Board that:

- is informed, active and engaged;
- functions independently of Management;
- embraces evaluation and continuous development;
- values transparency and is accountable to stakeholders; and
- fosters a culture of integrity and ethical conduct.

The manner in which these important characteristics support the Board in fulfilling its stewardship role is detailed in this section. Details about our Nominees for election at the Meeting, including their biographies, skills and experience, tenure and compensation, can be found in the "Business of the Meeting – Election of Directors" section of this Circular.

Our approach to corporate governance is set forth in our Board Charter, which is available on our website (www.magna.com) and has been filed on SEDAR+ (www.sedarplus.ca). The Board Charter is reviewed at least annually and updated as needed to reflect evolving best practices in corporate governance.

Corporate Governance Overview	
• Active Board engagement in, and approval of strategy	• Diverse Nominee skills, expertise and backgrounds
• Strong oversight of management succession planning	• Board Diversity Policy with gender parity target
• Environmental, Social and Governance (ESG) oversight	• Director tenure limit
• Active shareholder engagement	• Limitation on director interlocks
• Advance Notice By-Law	• Independent Board Chair
• Annual director election; no slate ballots	• 100% Independent Directors on all Board committees
• Annual Say on Pay vote	• Independent Directors meet without Management
• Mandatory deferral of director fees	• Rigorous annual Board/Director effectiveness evaluation
• Equity maintenance requirement for directors	• Director orientation and continuing education
• Trading blackouts and anti-hedging restrictions	• Controls against overboarding
• Commitment to culture of ethics and compliance	• Majority voting policy; prompt disclosure of vote results

Governance Environment

Regulation

Magna's Common Shares are listed on the TSX (stock symbol: MG) and the NYSE (stock symbol: MGA). In addition to being subject to regulation by these stock exchanges, we are subject to securities and corporate governance regulation by the Canadian Securities Administrators ("CSA"), including the Ontario Securities Commission, which is Magna's primary securities regulator. Magna is also regulated by the United States Securities and Exchange Commission ("SEC") as a "foreign private issuer".

We meet or exceed all of the guidelines established by the CSA in National Policy 58-201 – Corporate Governance Guidelines. Additionally, although we are not required to comply with most of NYSE's Corporate Governance Standards, our practices meet or exceed them in all material respects. Any differences between our governance practices and NYSE's Corporate Governance Standards are discussed in the "Statement of Significant Governance Differences (NYSE)" which can be found on our website (www.magna.com).

Best Practices

Magna also monitors the voting policies, corporate governance guidelines and recommended best practices of our largest institutional shareholders, shareholder representative organizations, such as the Canadian Coalition for Good Governance, as well as proxy advisory firms, such as Institutional Shareholder Services and Glass Lewis & Co.

Governance Framework

The diagram below summarizes our governance structure, with key elements described in the sections that follow.



About the Board

Board Size and Term

Our articles of incorporation permit a Board size of between five and fifteen directors, with the exact number to be determined by the Board. Over the last ten years, our Board has ranged between ten and thirteen directors, with an average of around eleven. For 2025, thirteen nominees have been put forward for election by shareholders. The Board believes that this is an appropriate number of nominees in light of the scale and complexity of Magna's business and the markets in which we operate, as well as the range of skills needed to effectively oversee the company's strategy and risks, provide strategic guidance and advice to Executive Management, staff Board Committees and address planned director retirements effectively. Each director is elected for a one-year term expiring at our next annual meeting of shareholders.

Minimum Qualifications for Service as a Director of Magna

In addition to the minimum qualifications specified in the OBCA, our Board Charter requires that each director possesses the following attributes:

- personal and professional integrity;
- significant achievement in their field;
- experience and expertise relevant to our business;
- a reputation for sound and mature business judgement;
- the commitment and ability to devote the necessary time and effort in order to conduct their duties effectively; and
- general ability to read and understand financial statements.

Beyond the above minimum qualifications for service, we expect all of our directors to attend all Board and Committee meetings. However, we recognize that scheduling conflicts are unavoidable from time to time, particularly in the case of meetings that are called on short notice. Accordingly, directors are subject to a minimum attendance requirement of 75% for all regularly scheduled Board and Committee meetings, except where an absence is due to a medical or other valid reason.

In order to be able to devote the necessary time and effort to the activities of the Board and its committees, directors serving on the Board may not sit on more than four public company boards (including ours) without the prior approval of the GNSC. A director on our Board who serves as a chief executive officer (or equivalent position) of another public company may not serve on the board of any other public company (other than the company of which they are the chief executive officer) while serving on our Board without the prior approval of the GNSC. Our chief executive officer is allowed to serve on the board of one other public company, and currently serves as an independent director on the board of another public company.

Board Leadership

Our Board is led by an independent Board Chair who is annually selected by the Independent Directors from among themselves. Robert F. MacLellan has served as our independent Chairman since May 2022.

The Board Chair's basic duties include presiding over Board meetings, including *in camera* sessions at each such meeting involving the Independent Directors, overseeing Board Committees and coordinating Board activities with Committee Chairs. Other duties of the Board Chair, as described in the Board Charter, include:

- agenda-setting for Board meetings;
- representing the Board in discussions with third parties;
- representing the Board in discussions with Executive Management;
- generally ensuring that the Board functions independently of Executive Management;
- assisting in recruiting director candidates who have been identified by the GNSC; and
- overseeing the annual evaluation process of the Board and its Committees.

The Board can delegate additional responsibilities to the Board Chair at any time. Any change to the responsibilities listed in the Board Charter must be approved by the Board.

Board Committee Structure

The Board carries out its duties in part through four standing Committees:

- Audit Committee;
- Governance, Nominating and Sustainability Committee;
- Talent Oversight and Compensation Committee; and
- Technology Committee.

Each Independent Director is expected to serve on the Technology Committee and one other standing Committee, but may attend the meetings of any Committee. Committee staffing assignments are made with the aim of best matching the skills and expertise of Independent Directors to the Committee mandates in order to maximize the overall effectiveness of the Board and its Committees.

All of the Board Committees are staffed and chaired by Independent Directors, and operate under Committee Charters, which are available on our website (www.magna.com) and on SEDAR+ (www.sedarplus.ca). Each Committee has prepared a report appearing later in this Circular, summarizing the Committee's mandate and membership, highlighting key accomplishments and identifying major areas of focus.

In addition to the Board's standing Committees, the Board may establish special committees composed entirely of Independent Directors to review and make recommendations on specific matters or transactions. There were no special committees during 2024.

Director Compensation

Compensation for our Independent Directors is structured to attract and retain skilled independent directors and align their interests with the interests of our long-term shareholders. The details of our director compensation structure and 2024 independent director compensation can be found in the "Business of the Meeting – Director Compensation" section of this Circular.

Board Independence

Shareholders are best served by a strong Board which exercises independent judgement, as well as prudent and effective oversight on behalf of shareholders. Assuming all the Nominees listed in this Circular are elected with a majority of votes, twelve out of thirteen, or 92%, of the directors on our Board will be "independent". This far exceeds the minimum two-thirds independence requirement contained in our Board Charter and recommended by the Canadian Coalition for Good Governance, as well as the recommendation in National Policy 58-201 that a majority of directors be independent.

Definition of Independence

A Magna director is considered to be independent only after the Board has affirmatively determined that the director has no direct or indirect material relationship that could interfere with the exercise of their independent judgement. This approach to determining director independence draws upon the definitions contained in Section 1.4 of National Instrument 52-110 ("NI 52-110") and Section 303A.02 of the NYSE's Corporate Governance Listing Standards, as well as the specific relationships identified in those instruments as precluding a person from being determined to be an independent director.

Audit Committee members are subject to a higher standard of independence than other directors, consistent with Section 1.5 of NI 52-110. Under this standard, a person cannot be considered an independent director for purposes of Audit Committee membership if (among other things) he or she is a partner, member, executive officer, managing director or person in a similar position at an accounting, consulting, legal, investment banking or financial advisory services firm providing services to Magna (including any subsidiary) for consulting, advisory or other compensatory fees.

In determining whether any candidate for service on the Board is independent, information is typically compiled from a variety of sources, including: written questionnaires completed by directors/candidates; information previously provided to us by directors; our records relating to relationships with accounting, consulting, legal, investment banking or financial advisory services firms, together with information provided to us by such firms; and publicly available information. The GNSC is provided with a summary of all such relationships (whether or not material) known by Magna based on

the foregoing sources. Following the GNSC's consideration and assessment of such information, it presents its recommendation to the Board for approval.

Additional Ways in Which Independence is Fostered

Aside from the two-thirds independence requirement, there are other ways in which Board independence is fostered, including:

- separation of the roles of Board Chair and Chief Executive Officer, together with position descriptions defining such roles;
- a requirement that the Chief Executive Officer resign from the Board when they retire from Management;
- the use of *in camera* sessions at every Board and Committee meeting;
- the right of the Board and each Committee to engage independent legal, financial and other advisors at Magna's expense;
- limitations on board interlocks;
- Board and Committee Chairs' authority over meeting agendas and attendees; and
- Independent Directors' right to discuss any matter with any employee or any advisor to the company, as well as any independent advisor retained by the Board or a Committee.

Committee Independence

The Board believes that Committee independence is critical to enabling the Board to exercise prudent and effective oversight. In addition to permitting only Independent Directors to serve on the Audit Committee, GNSC and TOCC, independence is promoted in a number of ways, including the:

- use of *in camera* sessions at every Committee meeting;
- right of each Committee to retain independent advisors at Magna's expense;
- inclusion in each Committee Charter of a position description for the Committee Chair;
- Committee Chairs' authority over meeting agendas and attendees;
- Committee members' right to discuss any matter with any employee or any advisor to the company, as well as any independent advisor retained by the Board or a Committee; and
- right of any Committee member to call a Committee meeting.

Interlocks

Our Board Charter limits the number of boards on which our directors can serve together. There are currently no Board interlocks.

CEO Position Description

A position description has been developed for the Chief Executive Officer to further promote the independence of the Board and to define the limits of the Chief Executive's authority. His basic duties and responsibilities include:

- development of Magna's overall corporate strategy (including product, geographic, customer, merger/acquisition and growth strategies) and capital allocation priorities, in conjunction with the Board of Directors;
- overall direction of Magna's operations and implementation of strategy in conjunction with the senior leadership team;
- formulation or approval of critical corporate policies and programs;
- promotion of Magna's decentralized, entrepreneurial culture, as well as its culture of integrity;
- development of Magna's management reporting structure;
- selection of senior leadership team and oversight of succession planning for critical positions;
- together with the Board, determination of compensation for members of Magna's Executive Management;
- interaction with the Board on behalf of Management; and
- communication with key stakeholders.

Director Conflicts of Interest and Related Party Transactions

Where a director has a conflict of interest regarding any matter before the Board, the conflicted director must declare their interest, depart the portion of the meeting during which the matter is discussed and abstain from voting on the matter. However, the OBCA permits directors to vote on their own compensation for serving as directors.

The GNSC is generally responsible for reviewing and making recommendations to the Board regarding related party transactions. In the case of a related party transaction that is material in value, the unconflicted members of the Board may choose to establish a special committee composed solely of Independent Directors to review and make recommendations to the Board. Related party transactions include those between Magna (including any subsidiary) and a director, officer or person owning more than 10% of our Common Shares. In reviewing and making recommendations regarding related party transactions, the GNSC seeks to ensure that transaction terms reflect those that would typically be negotiated between arm's length parties, any value paid in the transaction represents fair market value and that the transaction is in the best interests of the company. There were no such related party transactions during 2024.

Board's Stewardship Role

The Board is responsible for the overall stewardship of Magna. To this end, the Board: supervises the management of the business and affairs of Magna in accordance with the legal requirements set out in the OBCA, as well as other applicable law; and, jointly with Management, seeks to create long-term shareholder value. The Board's stewardship role, specific responsibilities, compositional requirements and various other matters are set forth in our Board Charter.

Consistent with the standard of care for directors under the OBCA, each director on the Board seeks to act honestly and in good faith with a view to the best interests of the corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The standard of care under Ontario corporate law differs from that of some other common law jurisdictions, by requiring directors to act in the "best interests of the corporation" as opposed to the "best interests of shareholders". This distinction effectively recognizes that while individual shareholders may have conflicting interests, investment intents and investing horizons, the stewards of a corporation must act with a view to the interests of the corporation as a whole. Consistent with case law developed under the OBCA and equivalent federal and provincial corporate statutes in Canada, Magna's Board seeks to consider and balance the impact of its decisions on its affected stakeholders, including shareholders, other security holders and employees.

Primary Board Responsibilities

The Board Charter identifies the following as the Board's primary responsibilities:

- **Corporate Culture and Approach to Corporate Governance:** Magna maintains a unique entrepreneurial corporate culture that we believe has been critical to our past success and expect will be critical to our future success. The Board oversees Magna's culture and overall approach to corporate governance, including by determining the specific policies and practices that the Board believes to be in the best interests of the company. The Board has delegated to the GNSC the responsibility for making recommendations with respect to corporate governance matters.

- **Oversight of Executive Management:** The Board appoints the Chief Executive Officer, assesses his performance, determines his compensation and provides strategic advice to him and other members of the Executive Management team. Additionally, the Board satisfies itself as to the integrity of each member of Executive Management and the creation by the Executive Management team of a culture of integrity and ethical business conduct throughout the company.

- **Executive Compensation:** The Board oversees our system of executive compensation by structuring incentives aimed at attracting, retaining and motivating skilled executives to responsibly achieve the long-term objectives established through the company's strategic planning process. The Board has delegated to the TOCC the responsibility for making recommendations on executive compensation matters. The CD&A section of this Circular contains a detailed discussion of how the Board and TOCC fulfill their responsibilities related to executive compensation decisions.

- **Succession Planning:** The Board satisfies itself that the company has developed appropriate succession plans identifying potential future candidates for all positions within Executive Management, management of Magna's Operating Groups and other key positions in the company. In fulfilling these responsibilities, the Board aims to satisfy itself that Magna's succession processes:
  - have been structured to enable the Board to promptly address an unplanned succession event involving members of Executive Management;

- will facilitate seamless transitions of members of Executive Management and Operating Group management, as such managers retire, are promoted to new roles or leave the company; and

- include robust and effective talent management practices to identify, reward, retain, develop and promote high-performing employees.

The Board receives regular updates on Magna's leadership development and succession planning activities, from our Chief Executive Officer and our Chief People Officer. Additionally, the Board has multiple opportunities each year to meet and engage with key managers and high-performing employees. Overall, the Board is satisfied that Magna has in place appropriate succession plans addressing key positions within the company, including the Chief Executive Officer's, as well as a leadership development system that supports the company's succession planning objectives more generally.

- **Strategic Planning:** The Board oversees the development and implementation of the company's long-term strategy, as well as its near-term (typically three-year) business plan. In fulfilling this responsibility, the Board meets with Executive Management in two or more dedicated sessions each year, during which the Board:

  - assesses strategic priorities in light of automotive industry trends and developments;

  - engages with, and provides advice and guidance to, Executive Management on the company's approach to product portfolio, key customers, geographic footprint, core and emerging technologies, R&D priorities, acquisitions/divestitures, talent management and other areas of strategy;

  - considers consolidated and Operating Group three-year business plans, together with sensitivity analyses of the consolidated business plan;

  - evaluates short-, medium- and long-term risks that could erode the value of the company's businesses and business units, together with Management actions to mitigate such risks;

  - engages in scenario planning to model the impact of events such as potential economic downturns;

  - provides input on capital allocation priorities, as well as capital structure, and approves a capital expenditure budget for the year;

  - approves a three-year consolidated business plan and updated strategic plan; and

  - jointly identifies with Executive Management action plans to address at subsequent Board meetings any open questions/issues arising from the business planning/strategy session.

The company's strategy is discussed in the company's Annual Information Form/Annual Report on Form 40-F filed concurrently with this Circular.

- **Capital Allocation:** In approving capital, the Board is focused on ensuring that the company can deliver on the Board-approved, long-term strategic priorities, while still meeting its near-term product and program commitments to customers. Updates regarding changes in capital expenditure needs from the approved budget are presented quarterly, and further Board approval is required where the company's capital expenditures are forecast to exceed the Board-approved amount for that year.

- **Enterprise Risk Management:** The Board satisfies itself as to the existence of effective processes to identify and mitigate (to the extent practicable) Magna's principal business risks. In fulfilling its oversight responsibility, the Board satisfies itself that Management has implemented appropriate strategies to address the strategic and competitive challenges faced by the company over different time horizons, manage day-to-day operational risks, promote legal and regulatory compliance and ethical conduct, safeguard corporate assets and maintain appropriate financial and internal controls designed to protect the integrity of Magna's financial statements. The Board's approach to enterprise risk recognizes that risk and reward are "flip sides of the same coin", but that management decision-making must be infused with both an awareness and understanding of such risks, as well as a clear understanding of the limits of risk that the Board will accept.

The Board maintains risk oversight responsibility for strategic risks and has delegated specific areas of risk oversight to its standing Committees so that the directors on such Committees can bring their particular knowledge and expertise to the risks falling within the Committee's authority. The key risks overseen by the Board and each standing Board Committee are as follows:

Board
• Strategic risks including CEO selection and succession, operations, capital structure, product portfolio, impact of megatrends and changes in technologies, as well as customer-related risks • Cybersecurity

Audit Committee	GNSC	Technology Committee	TOCC
• Internal controls and IT general controls • Financial reporting • Disclosure controls • Taxation • Material litigation/regulatory risk • Ethics and legal compliance • Sustainability-related financial reporting • Domain 1 (Enterprise) and Domain 2 (Manufacturing) cybersecurity	• Corporate governance • Enterprise risk management process • Board succession planning • Sustainability, including environmental compliance	• Technology, R&D/innovation risks • Domain 3 (Product and Solution) cybersecurity	• Executive compensation • Talent management • Leadership development and succession planning • Occupational health and safety compliance

Each Committee's risk mandate is described further in the Committee's Charter. Further risk oversight areas are added from time to time, as applicable, in the course of annual Committee Charter reviews. Moreover, director orientation and education activities related to risk topics are not limited to those in a Committee's Charter.

- **Disclosure:** We have established and maintain policies and procedures designed to ensure that material information disclosed to stakeholders is timely, factual, accurate and in compliance with the applicable regulatory and legal requirements to which Magna is subject. We maintain a disclosure committee comprised of senior management, tasked with reviewing and approving all material information and public regulatory filings prior to such information being made public and/or filed with applicable regulatory agencies. Each Board Committee also reviews the material information relevant to its mandate to be included in regulatory filings prior to consideration and approval by the Board.

- **Shareholder Engagement:** Our Board recognizes that being accessible and engaging in open, regular dialogue with shareholders is a vital element of strong corporate governance. The shareholder engagement activities of the Board are discussed in greater detail later in this Corporate Governance section.

- **Fundamental Corporate Actions:** In addition to identifying the above responsibilities, the Board Charter helps to define the role of the Board with respect to various fundamental actions, such as financial statements, material public disclosure documents, business plans and capital expenditure budgets, material financing documents, major organizational restructurings, material acquisitions and divestitures, as well as major corporate policies. We believe that the identification and definition of Board responsibility for the foregoing items promotes Board independence.

Board Effectiveness

Recruitment and Nomination Process

The GNSC recommends to the Board the nominees for election at each annual meeting of the company's shareholders. In carrying out this function, the GNSC considers factors such as the following in determining potential gaps:

- Magna's most recent strategic plan;

- feedback on director recruitment priorities from the annual board effectiveness evaluation process;

- updated Board skills matrix and succession planning roadmap;

- Board composition, independence, diversity and other factors;

- Board Committee staffing needs and regulatory requirements; and

- advice from the Board's independent search firm.

It then seeks to address any potential gaps through recruitment of one or more additional directors identified with the assistance of a professional search firm. Potential candidates may also be recommended by existing directors, members of Management, external advisors, shareholders or others. The names of candidates identified by any such parties are provided to the search firm retained by the GNSC for its recommendation as to suitability. The GNSC will typically interview a short list of three to five candidates for each Board seat it seeks to fill. A detailed description of our 2025 recruitment process and subsequent nomination of Peter Sklar can be found in the "Business of the Meeting — Election of Directors" section of this Circular.

Diversity Policy

Board Diversity

We believe that shareholders benefit from a strong, independent board composed of highly engaged directors who represent a diversity of knowledge, skills, experience, perspectives and backgrounds that will assist the Board in fulfilling its duties. As such, the Board has tasked the GNSC with the responsibility of establishing director recruitment procedures that are aimed at eliciting a diverse range of candidates, without discrimination on the basis of any diversity attributes, including age, gender, cultural background, national origin, religion, physical ability, and sexual or gender orientation.

The Board adopted a Board Diversity Policy aiming for gender parity and has successfully achieved this goal. Consistent with the recommendations of the Canadian Coalition for Good Governance, gender parity is defined as a balance between male and female directors which ranges between 40% and 60% over a rolling three-year time frame. The Board has not adopted specific targets relating to other diversity attributes; however, the Board considers these factors in striving for a composition that is generally reflective of Magna's customers, shareholders and employees, as well as the geographic markets in which it operates.

Currently, the GNSC uses a professional search firm that operates under instruction to elicit a diverse range of candidates, with none excluded on the basis of personal characteristics or attributes unrelated to the individual's ability to carry out their duties as a director. The Board is satisfied that the approach thus far has been effective in achieving a diverse Board, as exemplified by the balance of female directors (38% of the Nominees), as well as the proportion of Nominees (38%) representing diversity attributes of LGBTQ+ or underrepresented minority in their home country.

Management Diversity

Diversity within our employee population is also important to us and we strive to create an inclusive work environment throughout the company. We have taken a number of steps in this regard, including: development and implementation of a diversity awareness program; creation of a Global Diversity & Inclusion Council headed by two senior leaders; fostering the establishment of employee resource communities ("ERCs"), including Women's exchange (Wx), Race & Ethnicity (Eg) and Pride (Pr); as well as establishment of strategic partnerships with a broad range of organizations dedicated to raising the profile of women in the automotive industry.

On a global basis, approximately 29% (2023: 28%) of the employees in our wholly owned operations are women. A total of approximately 5,579 (2023: 4,958) employees in our wholly owned operations occupy critical roles with 1,037 (2023:885) of such employees, or 19% (2023: 18%), being women. Underrepresentation of women in our workforce is most pronounced in IT, operations and product engineering career streams, a consistent trend throughout the automotive industry.

Recognizing the importance of improving gender diversity within key technical career streams, many of the organizations we have partnered with promote gender diversity in technical career streams. Our current strategic partnerships include: Automotive Women's Alliance; Build a Dream; Centre for Automotive Diversity, Inclusion & Advancement (CADIA); Catalyst; FIRST Robotics – Girls in STEM; her Career; Institute of Electrical and Electronic Engineers (IEEE); Indspire; Inforum; KnowledgeStart; National Society of Black Engineers; Queen's University Engineering Society; Society of

Hispanic Professional Engineers; Society of Women Engineers (SWE); WISE (Women in Science and Engineering) and Women in Manufacturing.

The Board as a whole continues to advocate for improved gender representation and other diversity in leadership and other critical roles, as well as STEM career streams. In addition to their strong advocacy, the female directors of the Board, currently representing more than one-third of our Board of Directors, have also sought opportunities to mentor and share their experiences with the company's high-performing female employees.

Our approach to diversity is described in greater detail in our Sustainability Report.

Age and Term Limits

The GNSC is committed to ensuring that Independent Directors remain active, engaged and effective participants on the Board and that they are able to function independently of Management. Decisions regarding continued service on the Board by an Independent Director are based primarily on the Board's skills needs and the Independent Director's performance, as determined through the Board's annual effectiveness evaluation, which includes peer review components. Subject to the foregoing, an Independent Director may serve for a maximum of twelve years.

Expected director retirement dates of current Independent Directors based on the twelve-year tenure limit are set forth in the table below

Name	Retirement Year
Dr. Indira V. Samarasekera	2026
William A. Ruh	2029
Mary S. Chan	2029
Hon. V. Peter Harder	2029
Robert F. MacLellan	2030
Lisa S. Westlake	2031
Mary Lou Maher	2033
Dr. Thomas Weber	2034
Jan R. Hauser	2034
Jay K. Kunkel	2035
Matthew Tsien	2035
Peter Sklar	2037

Annual Board Effectiveness Assessment

Magna maintains an annual Board effectiveness assessment process which aims to assist in the identification of short- and long-term Board priorities, as well as the assessment of the overall functioning of the Board, its Committees and individual directors. The effectiveness assessment, which is overseen by the GNSC, typically consists of the following components:



Board Effectiveness Questionnaire	Individual Interviews		Feedback	Implementation of Changes
Detailed questionnaire completed by each director, which includes self-assessment and peer review components	**Confidential one-on-one interviews of each director by the GNSC Chair and an external facilitator to follow-up on comments made in the questionnaires, elicit any other feedback and communicate to each director general feedback from the peer review questions in the questionnaire**	**Confidential one-on-one discussions with each director by the external facilitator, to elicit feedback regarding the Board Chair's performance, as well as any other feedback which a director may prefer to communicate anonymously**	**Following completion of the questionnaire and interview components, the GNSC Chair and the external facilitator debrief the Board Chair and review overall findings with the GNSC. Such findings and the GNSC's recommendations are then presented to and discussed with the Board**	**GNSC Chair, Board Chair and the Chief Executive Officer agree on an action plan to address the feedback and implement the Board's recommendations. Progress is monitored throughout the year with oversight by the GNSC.**

Director Orientation and Education

We are committed to ensuring that Independent Directors are provided with a comprehensive orientation aimed at providing them with a solid understanding of a broad range of topics, including:

- our business, operations and investments;
- consolidated and Operating Group strategic and business plans;
- trends and risks impacting the automotive industry;
- our capital structure;
- key enterprise risks and risk mitigation policies and practices;
- cybersecurity risks and risk mitigation;
- our system of internal controls;
- our internal audit program;
- the external auditors' audit approach and areas of emphasis;
- our human resources policies and practices, including talent management, diversity and inclusion, as well as succession planning;
- our approach to sustainability and environmental and health/safety policies and practices;
- our Code of Conduct & Ethics, as well as our legal compliance program;
- our system of corporate governance;
- fiduciary duties and legal responsibilities applicable to directors of an Ontario corporation; and
- other matters.

We also aim to provide all directors with continuing education to assist them in furthering their understanding of our business and operations and the automotive industry, as well as emerging trends and issues, including in such areas as:

- corporate governance;
- trends and technologies relevant to our operations, products and customers;
- significant risks and risk management mitigation processes;
- approach to talent management;
- executive compensation;
- ethics and compliance;
- mergers and acquisitions; and
- legal/regulatory matters.

Board and Committee education topics during 2024 are set forth in the table below.

Topic	Presenter	Attended By
Global Macroeconomic Update	Management	Full Board
Cybersecurity Update	Management	Full Board
HR Strategy	Management	Full Board
IR/Investor Communication Update	Management	Full Board
Executive Succession Planning	Management	Full Board & TOCC
Canadian Modern Slavery Reporting	Management	Full Board & GNSC
Face to Face: Female Directors & Female Employees Engagement	Management	Female Directors
EOS/ Employee Engagement	Management	TOCC
Leadership Development	Management	TOCC
Cybersecurity & IT	Management	Audit Committee
Ethics & Legal Compliance	Management	Audit Committee
Financial Transformation Update	Management	Audit Committee
Internal Controls Update	Management	Audit Committee
Tax Update	Management	Audit Committee
Insurance Update	Management	Audit Committee
Treasury Update	Management	Audit Committee
SOX Annual Plan	Management	Audit Committee
ERM Update	Management	GNSC
Review of Corporate Governance Developments	Fasken	GNSC
Recent ESG Developments	Management	GNSC
Supply Chain Reporting	Management	GNSC
ESG Ratings (Supplier and External)	Management	GNSC
Generative Artificial Intelligence Governance	Management	GNSC
Sustainability — Net Zero Update	Management	GNSC
Large Castings: Technology & Trends	Management	Technology Committee
Powertrain Electrification	Management	Technology Committee
Autonomous Mobile Robots	Management	Technology Committee
Highly Integrated (Automotive) Systems	Management	Technology Committee

Our director education program is developed based on priorities identified by the Board and may include various elements, including: site visits to our facilities; video overviews of manufacturing facilities; guided visits to major auto shows; in-boardroom presentations by members of Management, external advisors or others; third-party led training programs; membership in organizations representing independent directors; and subscriptions to relevant periodicals or other educational resources.

Independent Directors are encouraged to participate in additional director education activities of their choosing, at our expense. We maintain Board memberships to the Institute of Corporate Directors, as well as the National Association of Corporate Directors and encourage Independent Directors to attend conferences, seminars and webinars organized by these or other organizations. Additionally, directors are routinely provided with thought leadership materials on a range of topics from a number of respected external sources, including: investor representative organizations such as the Canadian Coalition for Good Governance; various law, accounting, management consulting and executive compensation firms; automotive industry news sources; and general publications relating to public companies. Further, we regularly distribute media articles relating to Magna and the automotive industry, as well as analyst reports and updates relating to Magna, its competitors and the automotive industry.

Shareholder Democracy and Engagement

Shareholder Democracy

Magna's approach to corporate governance reflects the following basic principles of shareholder democracy:

- **One Share, One Vote:** We have a single class of shares, with each share entitled to one vote.
- **Majority Voting:** Under applicable corporate law, shareholders can only vote "for" or "withhold" their vote for director nominees. A "withhold" vote is an abstention or non-vote instead of a vote against the nominee. As a result, a single "for" vote can result in a nominee being elected, no matter how many votes were withheld. We have adopted a majority voting policy in our Board Charter, under which we treat "withhold" votes as if they were votes against a nominee in the case of an uncontested election (i.e. one in which the number of nominees equals the number of Board positions). A nominee who is legally elected as a director but receives more "withhold" votes than "for" votes must immediately tender a resignation to the Chair of the GNSC.

Detailed voting results are promptly disclosed in a press release issued after each shareholder meeting, so that shareholders can easily understand the level of support for each nominee, as well as each other item of business at the meeting.

Unless there are exceptional circumstances, the GNSC and Board must accept the resignation, effective within no more than 90 days after the annual meeting. We will promptly disclose in a press release the determination made by the Board and, in the event they reject a resignation under the majority voting policy, we will disclose the nature of the exceptional circumstances underlying the refusal to accept the resignation.

Where the GNSC accepts a director's resignation under our majority voting policy, it may recommend and the Independent Directors may accept one of the following three outcomes:

- leave the resulting vacancy unfilled;
- fill the vacancy by appointing someone other than the director who resigned; or
- call a special meeting of shareholders at which a nominee other than the one who resigned will be proposed for election.

- **Advance Notice By-Law:** Shareholders wishing to nominate a candidate for election to our Board at an annual meeting of shareholders or any special meeting where one of the purposes of the meeting is the election of directors, may do so by complying with the advance notice provisions of our corporate By-Law. These provisions, which are intended to provide a fair and transparent process for shareholder nominations set out, among other things that timely written notice of the nomination(s) must be provided by the nominating shareholder to Magna's Corporate Secretary within the timelines, and must include the information, specified in the By-Law. The full text of our By-Law is available on our website (www.magna.com) and filed on SEDAR+ (www.sedarplus.ca).

- **Shareholder Proposals and Communication:** Subject to meeting certain technical requirements, shareholders are entitled under applicable corporate law to put forward proposals to be voted on at a meeting of shareholders. The Board will give serious consideration to the voting results for shareholder proposals, even if they are only advisory in nature.

  Proposals of shareholders intended to be presented at our Annual Meeting of Shareholders to be held in 2026 must be received by us at our principal executive offices on or before March 8, 2026, in order to be included in our 2026 Management Information Circular/Proxy Statement.

- **Corporate Transactions Involving the Issuance of 25% or More of Our Issued and Outstanding Common Shares:** Corporate transactions involving the issuance of a significant proportion of Common Shares may be material and should be approved by shareholders. In the event of a transaction which would involve the issuance of 25% or more of our issued and outstanding Common Shares, we will obtain shareholder approval before proceeding with the transaction.

Shareholder Engagement

We value constructive dialogue with shareholders and potential investors and regularly engage with shareholders and shareholder representative organizations throughout the year to better understand their perspectives regarding Magna. Where possible, we consider the feedback received from such meetings in refining Magna's policies, practices and/or public disclosures.

The Board's shareholder engagement activities are led by Robert F. MacLellan, the Chairman of the Board. Board-led discussions typically relate to matters such as corporate governance and executive compensation. Significant shareholder and investor outreach is also conducted by members of our Executive Management team as part of our regular investor relations activities, as well as by members of our sustainability team as part of our ongoing engagement on ESG topics. Feedback communicated by shareholders and investors to the Executive Management team is shared with the Board on a quarterly basis and the Chairman advises the full Board regarding shareholder engagement activities conducted by him.

The following table provides an overview of the various types of shareholder engagement activities conducted by the Board of Directors and Executive Management, encompassing interactions with existing and prospective shareholders, as well as other stakeholders:

Type of Engagement	Frequency	Who Engages	Who We Engage With, What We Talk About
Earnings conference calls	Quarterly	Executive Management	With the investment community to discuss the company's most recently released financial and operating results.
Bank-sponsored investor conferences	Continuous	Executive Management	With existing and potential institutional shareholders to discuss the company's business and operations. Typically includes a webcasted investor fireside chat with Executive Management and the conference host's sell-side analyst as moderator.
Investor Days (Virtual or Live)	As needed, typically every 1-2 years	Executive Management	Presentations on our long-term outlook and strategy as well as new products and innovations. Includes sell-side analysts and institutional investors. Live events include product demonstrations and often a media press conference.
Annual Meeting of Shareholders	Annually	Board of Directors and Executive Management	Holders of our common shares are invited to attend the Annual Meeting of Shareholders and are entitled to vote on the business of the meeting including the annual say-on-pay vote on executive compensation. They also have the opportunity to ask questions relating to the business of the meeting or any other matters from the Board and Executive Management.
News releases	As required	Executive Management	Released to the media throughout the year to disclose material information or newsworthy topics.
Non-deal investor road shows	Continuous	Executive Management	Meetings with existing and potential institutional shareholders to discuss the company's business and operations, answer questions and obtain feedback.
Other Conferences	Continuous	Executive Management	Participate in industry conferences through product demonstrations, press conferences, panel discussions and other speaking engagements. Audience includes investment community, media, industry participants.
Meetings, calls and discussions	Continuous	Executive Management and Investor Relations	With existing and potential shareholders as well as sell-side analysts to discuss the company's business and operations, address any shareholder-related concerns and provide public information.
Meetings, calls and discussions	As needed	Board of Directors	With existing shareholders to discuss the company's business and address any shareholder related concerns.

Shareholders wishing to engage with the Board may do so by contacting the Board Chair, any Committee Chair or any other Independent Director through the office of the company's Corporate Secretary, as follows:

> 337 Magna Drive
> Aurora, Ontario
> Canada
> L4G 7K1
> shareholderengagement@magna.com

Ethical Conduct

Code of Conduct

We maintain a Code of Conduct & Ethics (the "Code") that articulates our compliance-oriented expectations and our standards of conduct in a number of specific areas, including:

- Respect for human rights, diversity and inclusion;
- Conducting business with integrity, fairness and respect;
- Complying with all laws and regulations, including anti-bribery, competition, and antitrust laws;
- Lobbying and political contributions;
- Full, accurate, and timely public disclosures, including financial reporting;
- Prohibiting insider trading;

- Environmental responsibility;
- Occupational health and safety;
- Managing conflicts of interest;
- Careful communication and protection of confidential and personal information;
- Compliance with related corporate policies; and
- Reporting suspected violations of the Code and prohibiting retaliation against employees who report such violations in good faith.

The Code is disclosed on the corporate governance section of our website (www.magna.com) and posted on our employee intranet in 27 languages. The Code is administered and overseen by the Audit Committee and applies equally to all of our directors, officers and employees. The Code is reviewed regularly and proposed amendments must be approved by the Board. The requirements of the Code are supplemented by compliance policies covering specific topics, including: bribery and improper payments, gifts and entertainment, anti-retaliation, careful communication, conflicts of interest, antitrust and competition. Any waivers of the Code for directors or executive officers must be approved by the Audit Committee. **No waivers of the Code were requested or granted in 2024.**

Ethics and Legal Compliance Program

We maintain an ethics and legal compliance training program ("ELC Program"), which aims to assist employees in understanding the values, standards and principles underlying the Code, as well as the application of such values, standards and principles to real-life situations encountered by employees in different roles. Our ELC Program, which is overseen by the Audit Committee, involves specialized compliance training modules which target specific functional audiences and high-risk regions. In addition to providing training on legal compliance and ethics topics generally, these specialized programs are designed to be interactive and incorporate real-life scenarios and exercises.

The global implementation of the Program is supervised by the Magna Compliance Council ("Compliance Council"), a body that includes key corporate officers representing our finance, legal, human resources, operations, internal audit, sales and marketing, and ethics & compliance functions. The Compliance Council is tasked with, among other things, providing overall direction for the ELC program, approving key initiatives and ensuring that the required elements of the ELC program are being carried out globally by our cross-functional Operating Group Compliance Committees.

Magna Hotline

We maintain a confidential and anonymous whistle-blowing line known as the Magna Hotline, which is overseen by the Audit Committee. Employees and other stakeholders (such as customers and suppliers) may take submissions to the Magna Hotline by phone or online, at any time, in 29 languages. Submissions are received and tracked by an independent third-party service provider. Non HR-related reports to the Hotline are reviewed by Magna's Internal Audit Department, and, when appropriate, an investigation is conducted in accordance with our policy on Internal Ethics Investigations. The Audit Committee receives quarterly presentations from the Vice President, Internal Audit regarding Hotline activity and details of fraud, financial reporting, and other non-HR related reports.

Sustainability at Magna

At Magna we are committed to making a difference through our products and processes, as well as continuing to demonstrate care and concern for our people and the communities in which they live.



PRODUCT
delivering solutions
for a better tomorrow

PROCESS
minimizing our
environmental impact

PEOPLE
benefiting our teams
and communities

Magna was recognized as one of Canada's Most Responsible Companies for 2025. The Newsweek/Statista award, in its first year, recognized select companies from among Canada's 700 largest private and public companies across 13 industries for their commitment to the climate, social welfare and responsible governance.



Magna's Climate Change Commitment

We recognize the reality of climate change and its impact on the planet. As a result, we are focused on doing the right things today so that our corporate interests do not come at the expense of the viability of life for the generations that follow. Although combating climate change requires a collective global response, Magna is determined to play its part in addressing this existential threat to our planet. In 2024, we received approval by the SBTi of Magna's near-term and net-zero emission reduction targets and the verification by SBTi of Magna's net-zero science-based target by 2050.

The details of Magna's net-zero commitment are outlined in our Sustainability Report which forms part of our Annual Information Form.

Approach to Sustainable Value Creation

Overall, our approach to sustainable value creation involves:

- designing, engineering, manufacturing and delivering innovative product solutions for our customers, which achieve shared goals of reduced weight, lower fuel consumption and reduced carbon emissions;
- optimizing and innovating our manufacturing processes for resource and input efficiency, as well as product quality;
- enhancing the energy efficiency of our plants and transitioning our operations to 100% renewable energy by 2030 to achieve our SBT requirement to reduce scope 1 and 2 emissions by 42% from a 2021 baseline;
- engaging our supply chain to reduce Scope 3 emissions 25% by 2030 from a 2021 baseline;
- staying focused on our net-zero commitment to reduce Scope 1, 2 and 3 emissions 90% by 2050 from a 2021 baseline;
- treating our employees fairly and looking out for their health, safety and general well-being;
- serving as a good community partner, particularly in the communities in which our employees live and work; and
- enhancing the sustainability of our supply chain with respect to human rights and working conditions through communication, monitoring, and where necessary, corrective action.



Our Sustainability Report aims to provide our stakeholders with a better understanding of how we approach the creation of sustainable, long-term value and our management of sustainability-related risks. The report has been structured to align with the International Sustainability Standards Board (ISSB) IFRS S1 and S2 Climate Related Disclosures Standards, the Sustainability Accounting Standards Board's (SASB) Auto Parts accounting standard, where possible; and also includes key disclosures completed in 2024 that are aligned with the European Sustainability Reporting Standard (ESRS). This includes, for the first time, an outline of the results of our ESRS-aligned double materiality assessment, and disclosure of the scenarios utilized to complete qualitative and quantitative climate scenario analysis. While the Sustainability Report may not currently provide stakeholders with all the information sought through the ISSB, SASB, and ESRS frameworks; we continue to evolve and enhance our disclosure as our collection and validation of the applicable data improves. While the ISSB and SASB Auto Parts frameworks primarily address climate-related factors, our Sustainability Report aims to go beyond such items to give stakeholders a better understanding of the broad range of environmental, social and governance initiatives that define our approach to sustainable value creation.

For convenience, we have repeated below a summary of ISSB, SASB and other metrics appearing in our Sustainability Report. However, we encourage readers to read the full report to gain a full understanding of the environmental, social and governance factors that define our approach to sustainability.

Magna GHG Emissions (Scopes 1, 2 & 3)

Topic	ISSB Code	Metric (Metric Tons (t) CO2e)	2024	2023	2022	2021 Baseline	CHANGE FROM 2021 BASELINE[3]
Emissions	**ISSB S2, 29(a)(i)(1)**	Scope 1 Emissions	418,963	424,561	433,636	436,267	↓4.0%
	ISSB S2, 29(a)(i)(2)	Scope 2 (Market-Based) Emissions	1,158,866	1,150,656	1,168,803	1,089,730	↑6.3%
	ISSB S2, 29(a)(i)(3)	Scope 3 Emissions	Not available[1]	57,842,606[2]	56,561,629	58,655,441	↓1.4%[4]

Magna GHG Emissions (Scope 3, by Category)

Topic	Category	2023	2022	2021 Baseline
Scope 3 Emissions by Category (Metric Tons (t) CO2e)[5]	**Category 1** **Purchased Goods & Services**	30,165,695	25,281,422	22,762,020
	Category 2 **Capital Goods**	533,363	374,450	372,331
	Category 3 **Fuel- and Energy-Related Activities**	319.890	321,287	318,366
	Category 4 **Upstream Transportation & Distribution**	959,848	839,782	791,049
	Category 5 **Waste Generated in Operations**	318,272	371,767	306,063
	Category 6 **Business Travel**	43,955	36,055	26,924
	Category 7 **Employee Commuting**	136,815	132,106	132,015
	Category 8 **Upstream Leased Assets**	Not relevant to Magna		
	Category 9 **Downstream Transportation & Distribution**	771,287	685,877	910,907
	Category 10 **Processing of Sold Products**	759,782	879,317	1,047,424
	Category 11 **Use of Sold Products**	23,160,992	26,973,570	31,362,035
	Category 12 **End-of-Life Treatment of Sold Products**	585,007	591,251	529,872
	Category 13 **Downstream Leased Assets**	Not relevant to Magna		
	Category 14 **Franchises**	Not relevant to Magna		
	Category 15 **Investments**	87,700	74,745	96,435
	Total	57,842,606	56,561,629	58,655,441

Notes:

(1) 2024 Scope 3 emissions inventory not available at time of preparation of this Sustainability Report. These emissions will be reported in our annual CDP submission.

(2) Our Scope 3 data is based on completed inventories for the applicable year. We perform Scope 3 inventories covering all 15 Scope 3 emissions categories. Our Scope 3 emissions date includes all relevant categories. Scope 3 categories 8, 13 and 15 are not relevant to Magna.

(3) We have used a 2021 baseline for our emissions reporting in the tables above, in line with our science-based near-term and net zero targets.

(4) 2023 Scope 3 emissions compared to 2021 baseline.

(5) Improvements in data collection or changes in methodology used to calculate Scope 3 emissions (e.g., availability of primary data to replace secondary data such as industry averages) can result in fluctuations in Scope 3 inventory.

Non-Climate Metrics

TOPIC	SASB CODE	METRIC	UNIT OF MEASURE	2024[1]	CHANGE FROM 2019 BASELINE[2]
Energy Management	TR-AP-130a.1	Aggregate amount of energy consumed	Gigajoules (GJ) MegaWatt hours (MWh)	**20,243,182 GJ / 5,623,106 MWh**	↓ 12.1%
		% of energy consumed supplied from electrical grid	Percentage (%)	**58.8%**	↑ 380 bps
		% of energy consumed that is renewable energy	Percentage (%)	**14%**	—
	—	Energy intensity	MegaWatt hours (MWh) / Sales (USDm)	**131 MWh / USDm**	↓19.1%
		Energy intensity reduction	MegaWatt hours (MWh) / Sales (USDm)	**Target: ≥5% p.a. Actual: -0.8% (2024)**	—
Waste Management	TR-AP-150a.1	Aggregate amount of waste generated from manufacturing operations	Metric Tons (t)	**1,520,274 t**	—
		% of waste generated that is hazardous	Percentage (%)	**4.0%**	—
		% of waste generated that was recycled	Percentage (%)	**89.2%**	—
	—	% hazardous waste diverted from landfill	Percentage (%)	**93.7%**	—
		Waste diversion from landfill	Percentage (%)	**Target: ≥95% p.a. Actual: 96.1% (2024)**	—
Water Management	—	Annual water withdrawals	Megalitres (ML)	**6,409 ML**	↓ 17.2%
		Water reduction	Percentage (%)	**Target: 1.5% p.a. 15% by 2030 (vs. 2019) Actual: 17% (2024)**	—
Environmental Management	—	Annual remediation expenses	Reporting Currency (USD)	**<$1.5m**	No material change
		Aggregate remediation balance for known events	Reporting Currency (USD)	**$20.0m**	No material change
		Environmental violations > $10,000 USD	Number	**0**	—
		Amount paid as a result of such environmental violations	Reporting Currency (USD)	**0**	—
Health and Safety	—	Accident frequency rate	1.0 = 1 lost time injury / illness per 100 employees working 40 hours/week, 50 weeks/year	**0.47**	↓ 54.8%
		Accident severity rate	10.0 = 10 lost work days / 100 employees working 40 hours/week, 50 weeks/year	**9.15**	↓ 25.9%
Environmental & Health and Safety Certifications	—	ISO 14001 Certified Divisions	Number	**281**[3]	—
		ISO 50001 Certified Divisions	Number	**26**[3]	—
		ISO 45001 Certified Divisions	Number	**200**[3]	—
Competitive Behaviour	TR-AP-520a.1	Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	Reporting Currency (USD)	**NIL**	—
Gender Diversity	—	% of employees who are women[4]	Percentage (%)	**29%**	—
		% Women in Critical Positions	Percentage (%)	**19%**	—
		% Women on the Board of Magna	Percentage (%)	**42%**[5]	↑ 600 bps

Notes:

(1) 2024 data with respect to emissions, and water withdrawals have been verified by an independent third-party verification firm. Energy management, waste management, and health and safety data is preliminary.

(2) Items indicated by a dash were not tracked in baseline year. We have used a 2019 baseline for other metrics consistent with our previous sustainability reports.

(3) Percentage of Magna facilities with the applicable certification is: ISO 14001 (~72%), ISO 50001 (~7%) and ISO 45001 (~51%)

(4) Wholly owned operations only.

(5) As of February 14, 2025, the percentage of women on the Board is 38%, following the appointment of Mr. Peter Sklar to our Board on that date.

Board Committees and Committee Reports

Committees

This Board currently maintains four standing committees to assist it in carrying out its duties:

- Audit Committee;
- Governance, Nominating and Sustainability Committee;
- Talent Oversight and Compensation Committee; and
- Technology Committee.

The Board has delegated certain responsibilities to each Board committee as described below and further in each committee's charter. All four of our Board committees are comprised entirely of Independent Directors.

The following table outlines the Board committee composition as of the date of this Circular. The GNSC, at least, annually reviews Board committee memberships and recommends to the Board the allocation of Board members for appointment to each of the Board committees based on the needs of the individual committees.

All Committee Charters have been filed on SEDAR+ (www.sedarplus.ca) and are also available in the Leadership & Governance section of Magna's website (www.magna.com).

Director	AC[1]	GNSC	TOCC	TC
Mary S. Chan		●		●
Hon. V. Peter Harder		Chair		●
Jan R. Hauser[1]	●			●
Jay K. Kunkel[1]	●			●
Robert F. MacLellan[1] (Board Chair)				●
Mary Lou Maher[1]	Chair			●
William A. Ruh			●	Chair
Dr. Indira V. Samarasekera			Chair	●
Peter Sklar[1]	●			●
Matthew Tsien			●	●
Dr. Thomas Weber		●		●
Lisa S. Westlake[1]			●	●

(1)   All members of the Audit Committee, together with Mr. MacLellan and Ms. Westlake, meet the requirements to be considered financial experts.

Committee Reports

A report of each standing Board Committee follows. Each report summarizes the Committee's mandate and principal activities in respect of 2024 and to date in 2025. In addition, a separate TOCC report on compensation and performance can be found on page 39 of this Circular.

Report of the Audit Committee

   

Mary Lou Maher (Chair)
Jan R. Hauser
Jay K. Kunkel
Peter Sklar

— Comprised of 100% Independent Directors.

— All members are "financially literate" within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

— At each meeting, the committee

  • met *in camera* without Management present.
  • met *in camera* with the external independent auditor.
  • met *in camera* with internal auditors.

The Committee is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The Audit Committee's primary role is to satisfy itself on behalf of shareholders that the company's financial statements are accurate in all material respects and can be relied upon by shareholders. This necessarily involves diligent oversight of the company's: system of internal controls; finance and accounting policies; internal and external audits; relationship with the independent auditors; financial risk mitigation strategies; and the integrity of its financial reports and disclosures.

Composition

The Audit Committee Charter requires that the committee be composed of between three and five Independent Directors, each of whom is "financially literate" and at least one of whom is a "financial expert", as those terms are defined under applicable law. Audit Committee members cannot serve on the audit committees of more than three boards of public companies in total.

The Audit Committee exceeded these requirements throughout 2024.

There were a number of changes to the Audit Committee composition during 2024 and the first few months of 2025, as follows:

• retirement of Peter G. Bowie as Audit Committee chair in May 2024, on his retirement from the Board;

• appointment of Mary Lou Maher as Audit Committee Chair in May 2024; and

• appointment of Peter Sklar to the Audit Committee in connection with his appointment to the Board in February 2025.

In appointing members to the Audit Committee, the Board considers the relevant expertise brought to the Audit Committee by each member, including through the financial leadership and oversight experience gained by each of them in their principal occupations and/or other boards on which they serve.

2024 Accomplishments and Key Areas of Focus

Through the Audit Committee's work during 2024 and the first few months of 2025, the Audit Committee has fulfilled all of the requirements under its Charter, including satisfying itself regarding the integrity of Magna's financial statements and financial reporting. Early in 2025, the Audit Committee also oversaw and approved amendments to its Charter which expressly define the Audit Committee's responsibilities with respect to the oversight of whistle-blowing procedures and Code of Conduct; as well as the responsibility for ensuring that the Internal Audit department is providing input to executive management to support the performance evaluation and remuneration of the lead of the Internal Audit department.

Specific elements of the Audit Committee's work in respect of 2024 included:

Financial Reporting and Internal Controls

• received presentations from the company's Chief Financial Officer and other members of the Finance Department at each quarterly meeting;

• reviewed significant accounting policies and critical accounting estimates/judgements;

• satisfied itself, on behalf of shareholders, as to:

  • disclosure of and accounting for Goodwill Impairment Assessment — Body Exteriors & Structures and Power & Vision Segments, which was identified as a Critical Audit Matter for the 2024 audit;

  • disclosure controls and procedures, as well as the effectiveness of internal controls over financial reporting; and

• approved and recommended to the Board all quarterly and annual financial statements, MD&A and earnings press releases.

Oversight of Internal Audit

• reviewed and approved the Internal Audit work plan and budget; and

• received quarterly updates regarding the execution of the Internal Audit work plan, as well as Management follow-up on items identified by the IAD, including through *in camera* sessions at each quarterly Audit Committee meeting.

External Audit Independence and Effectiveness

• satisfied itself as to Deloitte's continued independence from Management;

• received reports from Deloitte regarding Deloitte's tailored risk assessment and incremental audit procedures of key areas;

• reviewed and approved Deloitte's integrated audit plan, preliminary and final fees, as well as scope of and fees for additional audit and all non-audit services arising through the year;

- discussed audit, accounting and internal controls matters, as well as all required communications, with Deloitte, including through *in camera* sessions at each quarterly Audit Committee meeting;

- assessed with Deloitte all audit risks identified as significant, as well as Deloitte's audit responses to address such risks;

- reviewed with Deloitte its integrated audit results;

- performed an annual audit effectiveness assessment of Deloitte;

- reviewed and discussed with Deloitte the Critical Audit Matter (Goodwill Impairment Assessment (Body Exteriors & Structural and Power & Vision Segments)) identified for inclusion in Deloitte's report on Magna's 2024 financial statements; and

- continued to monitor the integration of audit quality indicators, as well as audit quality initiatives and developments to promote continuous audit improvement.

Ethics and Compliance

- received updates from Magna's Vice President, Ethics and Chief Compliance Officer regarding the company's Ethics and Legal Compliance Program, including administration of the Code of Conduct and Ethics, compliance training initiatives and activities of the company's Compliance Council.

Whistle-Blowing

- reviewed summaries of non-HR matters reported and investigated through Magna's Hotline; and

- satisfied itself that the Hotline provides an effective mechanism for the reporting of fraud and/or breaches of the Code of Conduct and Ethics.

Topical "Deep Dives"

- received presentations and updates with respect to Cybersecurity and IT, Finance Transformation, Financial Reporting Risks, Internal Controls, SOX Annual Plan, Tax, Insurance and Treasury.

Committee Approval of Report

Management is responsible for the preparation and presentation of Magna's consolidated financial statements, the financial reporting process and the development and maintenance of Magna's system of internal controls. The company's external auditor is responsible for performing an independent audit on, and issuing its reports in respect of Magna's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), as well as the effectiveness of Magna's internal control over financial reporting, in accordance with the standards of the PCAOB. The Audit Committee monitors and oversees these processes in accordance with the Audit Committee Charter and applicable law.

Based on these reviews and discussions, including a review of Deloitte's Report on Financial Statements and Report on Internal Controls, the Audit Committee recommended to the Board and the Board approved Magna's consolidated financial statements and MD&A in respect of the fiscal year ended December 31, 2024.

The Audit Committee is satisfied that it has fulfilled the duties and responsibilities assigned to it under its charter in respect of the year ended December 31, 2024. This report is dated as of March 27, 2025, and is submitted by the Audit Committee.

Report of the Governance, Nominating and Sustainability Committee

  

Hon. V. Peter Harder (Chair)
Mary S. Chan
Dr. Thomas Weber

— Comprised of 100% Independent Directors.

— Each committee member had 100% attendance at all meetings.

— At each meeting, the committee met *in camera* without Management present.

The Committee is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The GNSC assists the Board in fulfilling its oversight responsibilities with respect to corporate governance, Board succession planning, director compensation and sustainability oversight.

Composition

The GNSC Charter requires that the committee be composed of between three and five Independent Directors. The GNSC complied with this requirement in 2024.

In appointing members to the GNSC, the Board considers the relevant expertise brought to the GNSC by each member, including through the leadership, governance and other experience gained by each of them in their principal occupations and/or other boards on which they serve.

There were no changes to the GNSC composition during 2024.

2024 Accomplishments and Key Areas of Focus

During 2024, the GNSC held five regular meetings, each of which included an *in-camera* session without Management present, and fulfilled all of the requirements under its Charter, including with respect to Magna's overall system of corporate governance, Board composition, sustainability and other matters. Some of the GNSC's significant activities and accomplishments in these areas in 2024 and the first few months of 2025 include:

Corporate Governance

• reviewed and approved the nominees for election and assessed the director's independence;

• oversaw annual Board, committee and peer effectiveness evaluation;

• received a presentation on a framework for the Board's oversight of generative artificial intelligence; and

• received updates highlighting key Canadian, U.S. and international regulatory and governance developments, as well as proxy advisory firms' voting policies.

Board Renewal

• reviewed/assessed updated skills matrix and Board renewal roadmap;

• oversaw Audit Committee Chair succession and recommended the appointment of Mary Lou Maher as Chair;

• oversaw independent search consultant's efforts resulting in the recruitment of Peter Sklar in 2025; and

• recommended to the Board the appointment of Peter Sklar to the Audit Committee and Technology Committee.

Sustainability

• satisfied itself as to the continued effectiveness of Magna's ESG management programs;

• satisfied itself regarding Magna's progress on its net-zero commitments, as well as development of sustainable materials and supply-chain strategies;

• received presentations on global human rights/supply chain regulatory requirements and Magna's compliance initiatives;

• reviewed and recommended Board approval of the Canadian Modern Slavery Act Report pursuant to the Fighting Against Forced Labour and Child Labour Supply Chains Act (Canada); and

• reviewed and recommended Board approval of the 2024 Sustainability Report.

Risk Oversight

• received presentations on Magna's "mission-critical risks" as well as other top risk areas, together with risk mitigation activities.

Committee Approval of Report

This report is dated as of March 27, 2025, and is submitted by the GNSC.

Report of the Talent Oversight and Compensation Committee

   

Dr. Indira Samarasekera (Chair)
William A. Ruh
Matthew Tsien
Lisa S. Westlake

— Comprised of 100% Independent Directors.

— At each meeting, the committee met *in camera* without Management present.

The Committee is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The TOCC assists the Board in fulfilling its oversight responsibilities with respect to leadership development, executive succession planning, executive and incentive compensation, employee health and safety as well as talent management.

Composition

The TOCC Charter requires that the committee be composed of between three and five Independent Directors. The TOCC complied with this requirement in 2024.

In appointing members to the TOCC, the Board considers the relevant expertise brought to the TOCC by each member, including through the leadership development and executive succession planning, executive compensation and talent management experience gained by each of them in their principal occupations and/or other boards on which they serve.

There was no change to the TOCC composition during 2024.

2024 Accomplishments and Key Areas of Focus

During 2024 and the first few months of 2025, the TOCC fulfilled all of the requirements under its Charter, including with respect to Magna's overall system of talent management, leadership development and succession planning, executive compensation, employee health and safety and other matters. Some of the TOCC's significant activities and accomplishments in these areas include:

Talent Management, Development and Diversity

• monitored succession plan status for critical leadership roles;

• received presentations on:

  • management and leadership development programs and related employee demographics;

  • culture and employee engagement; and

  • the company's pension plans and retirement savings programs.

Executive Compensation

• reviewed the peer groups used for executive compensation benchmarking and relative TSR performance and affirmed them without changes;

• received updated benchmarking results for the five most highly compensated roles;

• recommended Board approval of 2024 target TDC levels, STI and LTI performance targets and 2022 ROIC PSU and rTSR PSU payouts;

• recommended Board approval of the decision items described in the CD&A earlier in this Circular; and

• satisfied itself on behalf of shareholders that there remains an appropriate linkage between pay and performance in Magna's system of executive compensation, as well as a range of incentives which continue to be effective in attracting, motivating and retaining key employees, while appropriately balancing risk and reward.

Employee Health & Safety

• received updates on occupational health and safety incidents, audits and inspections; and

• satisfied itself as to the continued effectiveness of Magna's occupational health/safety management programs, generally.

Committee Approval of Report

This report is dated as of March 27, 2025, and is submitted by the TOCC.

Report of the Technology Committee



William A. Ruh (Chair)
Mary S. Chan
Hon V. Peter Harder
Jan R. Hauser
Jay K. Kunkel
Robert F. MacLellan
Mary Lou Maher
Dr. Indira A. Samarasekera
Peter Sklar
Matthew Tsien
Dr. Thomas Weber
Lisa S. Westlake

— Comprised of 100% Independent Directors.

— At each meeting, the committee met *in camera* without Management present.

The Committee is satisfied that it has carried out its duties and responsibilities in accordance with its Charter.

Mandate

The Technology Committee assists the Board in fulfilling its oversight responsibilities with respect to disruptive and other technological trends and risks, as well as the company's efforts to address them.

Composition

The Technology Committee is a Committee of all the Independent Directors of the Board.

There were two changes to the Technology Committee composition during 2024 and the first few months of 2025, as follows:

• retirement of Peter G. Bowie as a Technology Committee member in May 2024, on his retirement from the Board; and

• appointment of Peter Sklar to the Technology Committee in connection with his appointment to the Board in February 2025.

2024 Accomplishments and Key Areas of Focus

During 2024 and the first few months of 2025, the Technology Committee fulfilled the requirements of its Charter.

Some of the Technology Committee's significant activities and accomplishments in respect of 2024 include:

Technology Trends, Opportunities & Risks

• engaged in "deep dive" reviews of various topics, including:

  • large castings;

  • powertrain electrification;

  • top product group innovations;

  • highly integrated (automotive) systems; and

  • autonomous mobile robots.

Research & Development

• reviewed and assessed Magna's R&D/innovation initiatives in relation to Magna's strategy.

Technology Investments and M&A Strategy

• quarterly reviewed status of Magna's investments in technology start-ups and investment funds, including as to investment rationale, technology, intellectual property key learnings, overall value proposition and investment performance.

Committee Approval of Report

This report is dated as of March 27, 2025, and is submitted by the Technology Committee.

Additional Information

Interests of Management and Other Insiders in Material Transactions

None of Magna's executive officers, directors, nominees for election at the Meeting, or any of their associates or affiliates, had any direct or indirect material interest in any transaction or proposed transaction during 2024 or to date in 2025, which has materially affected or would materially affect Magna or any of its subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

None of Magna's present or former directors or executive officers (including any of their associates) were indebted at any time during 2024 to Magna or its subsidiaries. As at the Record Date, present and former employees of Magna and its subsidiaries owed Magna and its subsidiaries of approximately $50,000 in aggregate.

Directors' and Officers' Insurance

Effective September 1, 2024, Magna renewed its directors' and officers' liability insurance for a one-year renewal period. This insurance provides, among other coverages, coverage of up to $330 million (in the aggregate for all claims made during the policy year) for officers and directors of Magna and its subsidiaries, subject to a self-insured retention of $5.0 million for all claims. This policy does not provide coverage for losses arising from the intentional breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant laws and regulations. The aggregate premium payable in respect of the policy year September 1, 2024 to September 1, 2025 for the directors' and officers' liability portion of this insurance policy was $3.2 million.

Contacting the Board

Shareholders wishing to communicate with the Board Chair or any other director may do so through the office of the Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1, or by email **shareholderengagement@magna.com**.

Approval of Circular

The Board has approved the contents and mailing of this Circular.

Bassem A. Shakeel
Vice-President, Associate General Counsel and Corporate Secretary
March 27, 2025

Magna files an Annual Information Form with the Ontario Securities Commission and Annual Report on Form 40-F with the U.S. Securities and Exchange Commission. A copy of Magna's most recent Annual Information Form, this Circular and the Annual Report containing Magna's consolidated financial statements and MD&A, will be sent to any person upon request in writing addressed to the Secretary at Magna's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge. Copies of Magna's disclosure documents and additional information relating to Magna may be obtained by accessing the disclosure documents available on the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. Financial information is provided in Magna's comparative consolidated financial statements and MD&A for fiscal 2024. For more information about Magna, visit Magna's website at www.magna.com.

Definitions and Interpretation

Certain Defined Terms

In this document, referred to as this "**Circular**", the terms "**you**" and "**your**" refer to the shareholder, while "**we**", "**us**", "**our**", the "**company**" and "**Magna**" refer to Magna International Inc. and, where applicable, its subsidiaries. In this Circular, a reference to "**fiscal year**" is a reference to the fiscal or financial year from January 1 to December 31 of the year stated.

We also use the following defined terms throughout this Circular:

AC:	the Audit Committee of our Board.
Board:	our Board of Directors.
BoC:	the Bank of Canada.
C$:	Canadian dollars.
Deloitte:	Deloitte LLP
DSUs:	deferred share units.
GNSC:	the Governance, Nominating and Sustainability Committee of our Board.
Independent Directors:	our directors or nominees who have been determined to be independent on the basis described under "Nominees for Election to the Board – Nominee Independence".
NYSE:	The New York Stock Exchange.
OBCA:	the *Business Corporations Act* (Ontario).
TC:	the Technology Committee of our Board.
TOCC:	the Talent Oversight and Compensation Committee of our Board.
TSX:	the Toronto Stock Exchange.

Currency, Exchange Rates and Share Prices:

Dollar amounts in this Circular are stated in U.S. dollars, unless otherwise indicated, and have been rounded to the nearest thousand. In a number of instances in this Circular, information based on our share price has been calculated on the basis of the closing price of our Common Shares on the NYSE.

Reference Date	NYSE Share Price (US$)
December 31, 2024	41.79
March 19, 2025	36.30

Information Currency:

The information in this Circular is current as of March 27, 2025, unless otherwise stated.

Websites Not Incorporated by Reference:

Information contained on or otherwise accessible through Magna's website and other websites, though referenced herein, does not form part of and is not incorporated by reference into this Circular.

APPENDIX A

TEXT OF ORDINARY RESOLUTION RATIFYING 2025 STOCK OPTION PLAN

RECITALS:

A. On March 27, 2025, the Board of Directors approved the adoption of the 2025 Incentive Stock Option Plan (the "2025 Stock Option Plan") for the benefit of eligible Participants (as defined in the 2025 Stock Option Plan);

B. A maximum of 9,000,000 Common Shares have been reserved for issuance under the 2025 Stock Option Plan;

C. Subject to ratification of the 2025 Stock Option Plan by shareholders, a total of 1,288,658 stock options were conditionally granted under the 2025 Stock Option Plan effective February 18, 2025, each at an exercise price of $37.85 and expiring at the close of business on February 17, 2032 (the "2025 Option Grant");

D. 1,112,051 of the 1,288,658 aforementioned conditionally granted stock options were conditionally granted to "insiders" as such term is defined in the TSX Company Manual (the "2025 Insider Grant");

E. The stock options underlying the 2025 Option Grant cannot be exercised until such time that the company has obtained shareholder approval of the 2025 Stock Option Plan, and that the 2025 Option Grant, including the 2025 Insider Grant, has been ratified by shareholders. The 2025 Option Grant, including the 2025 Insider Grant, will be cancelled if shareholders do not ratify and approve the 2025 Stock Option Plan.

RESOLVED that:

1. the 2025 Stock Option Plan, a copy of which is appended to the company's Management Information Circular/ Proxy Statement dated March 27, 2025, is hereby ratified and approved; and

2. the 2025 Option Grant, including the 2025 Insider Grant, is hereby ratified and approved.

MAGNA INTERNATIONAL INC.

2025 INCENTIVE STOCK OPTION PLAN

March 27, 2025

ARTICLE 1
PURPOSE

1.1 Purposes of this Plan

The purposes of this Plan are to:

(a) advance the interests of the Corporation by assisting it in attracting, retaining, motivating and rewarding key employees and officers of the Corporation and its Subsidiaries;

(b) motivate Participants to act in the long-term best interests of the Corporation; and

(c) align the interests of Participants with those of the Corporation's shareholders.

ARTICLE 2
INTERPRETATION

2.1 Definitions

When used herein, unless the context otherwise requires, the following terms have the following meanings, respectively:

"**Blackout Period**" means a period established by the Corporation from time to time in its own discretion during which officers, directors and/or applicable employees the Corporation and its Subsidiaries are prohibited from trading in Shares.

"**Board**" means the board of directors of the Corporation.

"**Change in Control**" means the occurrence of any of the following events:

(a) the completion of a transaction pursuant to which any Person hereafter acquires direct or indirect beneficial ownership of all the Shares, including in connection with any acquisition, merger, consolidation, arrangement or similar transaction;

(b) the completion, directly or indirectly, in a single transaction or a series of related transactions, of the sale of all or substantially all the Corporation's assets to a Person other than a Person that was, prior to such sale, a Related Entity of the Corporation;

(c) the dissolution or liquidation of the Corporation, except in connection with the distribution of assets of the Corporation to one or more Persons that were Related Entities of the Corporation prior to such event; or

(d) any other event which, in the opinion of the Plan Administrator, reasonably constitutes a change in control of the Corporation.

"**Change in Status**" means the change in an Optionee's relationship with the Corporation or a Subsidiary from that of an Employee Participant to a Consultant Participant, or vice versa.

"**Code**" means the *United States Internal Revenue Code of 1986*, as amended from time to time.

"**Committee**" means the Talent Oversight and Compensation Committee of the Board, including any successor thereto.

"**Consultant Participant**" means an individual, other than an employee of the Corporation or a Subsidiary, who:

(a) is engaged to provide services to the Corporation or a Subsidiary, other than services provided in relation to a distribution of securities of the Corporation or a Subsidiary;

(b) provides the services under a written contract with the Corporation or a Subsidiary, either directly or indirectly through: (i) a corporation of which the individual is an employee or shareholder; or (ii) a partnership of which the individual is an employee or partner; and

(c) spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or a Subsidiary,

and includes where applicable, a Consultant Participant's Permitted Assigns. For greater certainty, Consultant Participants are not eligible to receive new grants of Options, but the Options of an Optionee who changes relationship from an Employee Participant to a Consultant Participant will be treated in the manner set forth in Section 4.7 of this Plan.

"**Corporation**" means Magna International Inc.

"**Disabled**" or "**Disability**" means the permanent and total incapacity of an Optionee as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan.

"**Employee Participant**" means a current full-time, part-time or contract employee (other than a Consultant Participant) of the Corporation or a Subsidiary and includes, where applicable, an Employee Participant's Permitted Assigns.

"**ESL**" means the Canadian provincial employment standards legislation, as amended or replaced, applicable to an Employee Participant.

"**Exercise Notice**" means a written or electronic notice in a form approved by the Plan Administrator from time to time, evidencing the Optionee's intention to exercise a particular Option.

"**Exercise Period**" means the period of time (commencing on the Grant Date) during which an Option granted under this Plan may be exercised in accordance with this Plan.

"**Exercise Price**" means the price at which an Option Share may be purchased pursuant to the exercise of an Option.

"**Fair Market Value**" of a Share as of any date means the closing price of a Share on the immediately preceding trading day on the NYSE.

"**Grant Date**" means the effective date of grant specified by the Plan Administrator at the time it grants an Option; provided, however, that: (a) such date shall not be prior to the date the Plan Administrator acts to grant the Option; and (b) if the Plan Administrator does not specify a date of grant, such date shall be the date on which the Plan Administrator acts to grant an Option.

"**Insider**" means an "insider" as defined in the TSX Company Manual.

"**ISOs**" has the meaning set forth in Section 4.11 of this Plan.

"**NI 45-106**" means *National Instrument 45-106 — Prospectus and Registration Exemptions* of the Canadian Securities Administrators.

"**NYSE**" means The New York Stock Exchange.

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations promulgated thereunder.

"**Option**" means a right to purchase Shares under this Plan which is non-assignable and non-transferable unless otherwise approved by the Plan Administrator.

"**Optionee**" means a Participant who has been granted one or more Options.

"**Option Agreement**" means a written or electronic document issued by the Corporation and signed, accepted or acknowledged by an Optionee, in a form approved by the Plan Administrator from time to time, evidencing the terms and conditions on which an Option has been granted under this Plan.

"**Option Shares**" means Shares that shall be issued by the Corporation upon the exercise of outstanding Options.

"**Participants**" means Employee Participants and Consultant Participants, and "Participant" means any one Employee Participant or Consultant Participant.

"**Permitted Assign**" has the meaning ascribed to the term "permitted assign" in NI 45-106.

"**Person**" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative.

"**Plan**" means this Magna International Inc. 2025 Incentive Stock Option Plan, as amended from time to time in accordance with the provisions hereof.

"**Plan Administrator**" means the Board, except to the extent the Board has delegated administration of this Plan to the Committee in the Committee's Charter, by resolution or otherwise.

"**Prior Plan**" means the Corporation's Amended and Restated 2009 Stock Option Plan, approved by shareholders in 2010, as subsequently amended and restated.

"**Related Entity**" has the meaning ascribed to the term "related entity" in NI 45-106.

"**Retirement**" means, in the context of an Employee Participant, retirement from active employment with the Corporation or a Subsidiary on or after: (i) age 60; or (ii) the date on which the sum of the Employee Participant's age plus years of continuous and active employment with the Company or a Subsidiary equals 80.

"**Security Based Compensation Arrangement**" has the meaning ascribed to such term in the TSX Company Manual.

"**Shares**" means the Common Shares in the capital of the Corporation.

"**Subsidiary**" has the same meaning ascribed thereto in the OBCA.

"**Termination Date**" means:

(a) in the case of an Optionee whose employment or engagement with the Corporation or a Subsidiary terminates (regardless of whether the termination is lawful or unlawful, with or without cause, and whether it is the Optionee or the Company or a Subsidiary that initiates the termination), the later of:

   (i) if and only to the extent required to comply with ESL, the date that is the last day of any minimum statutory notice period applicable to the Optionee pursuant to the minimum standards of ESL; and

   (ii) the date designated by the Corporation or a Subsidiary, as applicable, as the last day of such Optionee's employment or engagement with the Corporation or the Subsidiary, as applicable.

Each of (i) and (ii) of the previous sentence will be determined without regard to any period of reasonable notice, contractual notice, severance, or pay in lieu of notice that follows (or is in respect of a period which follows) the last day that the Optionee actually and actively provides services to the Corporation or the Subsidiary as specified in the notice of termination. For the avoidance of any doubt, the parties intend to displace any presumption that the Optionee is entitled to reasonable notice of termination under common law or civil law in connection with the Plan;

(b) in the case of an Optionee who experiences a Change in Status during the Exercise Period, the termination date determined in accordance with paragraph (a) above, at the time his or her last such employment or consulting relationship with the Corporation or a Subsidiary, as applicable, terminates and is not replaced; and

(c) in the case of an Optionee whose employment or consulting relationship with the Corporation or a Subsidiary, as applicable, terminates in the circumstances set out in Section 4.7(e), the closing date of such sale of a business, business unit or Subsidiary.

"**TSX**" means the Toronto Stock Exchange.

"**TSX Company Manual**" means the Toronto Stock Exchange Company Manual.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b) Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Plan.

(c) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(d) Whenever the Plan Administrator is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Plan Administrator.

(e) As used herein, the terms "Article", "Section", "Subsection" and "clause" mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(f) Words importing the singular include the plural and vice versa, and words importing any gender include any other gender.

(g) A reference in this Plan to a statute, rule or regulation refers to that statute, rule or regulation as it existed as of the date this Plan was approved or last amended by the Board.

(h) Unless otherwise specified, all references to money amounts are to U.S. currency.

ARTICLE 3
PLAN ADMINISTRATION

3.1 Plan Administration

This Plan shall be administered by the Plan Administrator and, subject to the provisions of this Plan, the Plan Administrator has sole and complete authority and discretion to:

(a) determine the Employee Participants to whom Options may be granted;

(b) grant Options in such amounts and on such terms and conditions as it determines, including:

    (i) the time or times at which Options may be granted;

    (ii) subject to Section 4.2, the Exercise Price thereof;

    (iii) the time or times when each Option becomes exercisable and, subject to Section 4.3, the duration of the Exercise Period;

    (iv) whether restrictions or limitations are to be imposed on the Option Shares and the nature of such restrictions or limitations, if any;

    (v) any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Plan Administrator may determine and applicable law may permit; and

    (vi) to cancel, amend, adjust or otherwise change any Option under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(c) interpret this Plan and adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(d) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2 Delegation of Plan Administration

(a) The Plan Administrator shall administer this Plan pursuant to the terms hereof. To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Plan Administrator pursuant to Section 3.1. In the event of such a delegation, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final, conclusive and binding.

(b) The day-to-day administration of this Plan may be delegated to such officers and employees of the Corporation as the Plan Administrator determines.

3.3 Eligibility

All Participants are eligible to participate in this Plan, subject to Subsections 4.6(d) and 4.7(f). Eligibility to participate does not confer upon any Participant any right to be granted Options pursuant to this Plan. The extent to which any

Employee Participant is entitled to be granted Options pursuant to this Plan shall be determined in the discretion of the Plan Administrator, provided, however, that the number of Shares:

(a)   issued to Insiders of the Corporation, within any one-year period; or

(b)   issuable to Insiders of the Corporation, at any time,

under this Plan, or when combined with all the Corporation's other Security-Based Compensation Arrangements, shall not exceed 10% of the total issued and outstanding Shares.

The acquisition of Shares by the Corporation for cancellation shall not constitute non-compliance with this Section 3.3 for any Options outstanding prior to such purchase of shares for cancellation.

3.4   Total Shares Subject to Options

(a)   The aggregate number of Shares that may be issued pursuant to the exercise of Options shall not exceed nine million (9,000,000). No Option may be granted if such grant would have the effect of causing the total number of Shares issuable upon the exercise of Options to exceed the above-noted total number of Shares reserved for issuance pursuant to this Plan.

(b)   To the extent any Options terminate for any reason prior to exercise in full or are surrendered or cancelled (in accordance with the terms of this Plan and/or an Option Agreement), the Shares subject to such Options shall be added back to the number of Shares reserved for issuance under this Plan and such Shares shall again become available for grant under this Plan.

(c)   The number of Shares available for issuance pursuant to the exercise of Options granted under the Plan will not be reduced by:

(i)   any Shares issued by the Corporation through the assumption or substitution of outstanding stock options from an entity acquired by the Corporation; or

(ii)   any Shares issued by the Corporation pursuant to an inducement award in accordance with Section 613(c) of the TSX Company Manual.

3.5   Option Agreements

All grants of Options under this Plan shall be evidenced by Option Agreements. Such Option Agreements shall be subject to the applicable provisions of this Plan and shall contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct.

3.6   Non-transferability

Subject to Section 4.6 and the rules and policies of the TSX and NYSE (if applicable), as well as applicable law, Options granted under this Plan may only be exercised during the lifetime of the Participant and must be exercised personally. Except to the extent permitted by the Plan Administrator, no assignment or transfer of Options to any Person other than a Permitted Assign, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Options whatsoever in any assignee or transferee, and immediately upon any assignment or transfer, or any attempt to make the same, such Options shall terminate and be of no further force or effect. If Options have been granted or transferred to a corporation pursuant to this Section 3.6 when such transfer is permitted by such applicable rules, policies and law, such Options shall terminate and be of no further force or effect if at any time the Optionee should cease to beneficially own, directly or indirectly, a majority of the issued and outstanding shares of such corporation.

ARTICLE 4
GRANT OF OPTIONS

4.1   Grant of Options

(a)   The Plan Administrator may grant Options to any Employee Participant from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe. For greater certainty, no further Options shall be granted to an Optionee following a Change in Status from Employee Participant to Consultant Participant.

(b)   Options shall not be granted during a Blackout Period.

4.2 Exercise Price

The Exercise Price per Option Share purchasable pursuant to an Option shall be:

(a) no less than the Fair Market Value of a Share on the Grant Date, in the case of:

    (i) Options which are not granted as ISOs; and

    (ii) Options granted as ISOs, other than as contemplated by Subsection 4.11(d); and

(b) 110% of the Fair Market Value of a Share on the Grant Date, in the case of Options granted as ISOs as contemplated by Subsection 4.11(d).

4.3 Term of Options

Subject to any accelerated termination as set forth in this Plan and unless otherwise specified by the Plan Administrator, each Option expires on the seventh (7th) anniversary of the Grant Date. Notwithstanding the foregoing sentence, if an Option is due to expire on a date that falls within, or within two business days after the end of, a Blackout Period to which an Optionee is subject, the expiration date of such Option shall be the tenth (10th) business day following the expiration of the Blackout Period.

4.4 Exercise Period

(a) Unless otherwise specified by the Plan Administrator at the time of granting an Option and except as otherwise provided in this Plan, each Option granted pursuant to Subsection 4.1(a) shall vest and be exercisable in instalments as follows:

Proportion of Option Shares that may be Purchased	Exercise Period
1/3	On the first anniversary of the Grant Date
1/3	On the second anniversary of the Grant Date
1/3	On the third anniversary of the Grant Date

(b) Except as may otherwise be provided in the Option Agreement and subject to Section 4.9, once an instalment becomes exercisable, it shall remain exercisable until expiration or termination of the Option. Each Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable.

(c) Subject to the provisions of this Plan and any Option Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

4.5 Payment of Exercise Price

(a) The Exercise Notice must be accompanied by payment in full of the aggregate Exercise Price for the Option Shares to be purchased, together with all applicable withholding or other taxes required to be collected and remitted by the Corporation or a Subsidiary, as applicable, to the applicable taxing authority.

(b) No Option Shares shall be issued or transferred until the full Exercise Price and applicable taxes have been received by the Corporation. As soon as practicable after receipt of any Exercise Notice and full payment, the Corporation shall deliver to the Optionee a certificate or certificates representing the Option Shares or otherwise satisfy delivery of the Option Shares by electronic means.

4.6 Accelerated Termination of Options — Death, Disability or Retirement

(a) **Death of Optionee:** Upon the death of an Optionee, any Options of such Optionee (whether or not vested and exercisable) may be exercised by his or her legal representative until the earlier of:

    (i) the date which is one (1) year from the Optionee's date of death; and

    (ii) the date on which the Exercise Period otherwise would have expired but for acceleration pursuant to this Section 4.6.

(b) **Disability or Retirement of Employee:** Where an Optionee's employment with the Corporation or Subsidiary, as applicable, terminates by reason of Disability or Retirement, any Options of such Optionee (whether or not vested and exercisable) may be exercised (including by his or her legal representative) until the earlier of:

(i) the date which is three (3) years from the Optionee's Termination Date; and

(ii) the date on which the Exercise Period otherwise would have expired but for acceleration pursuant to this Section 4.6.

(c) **Disability or Completion of Service of Consultant:** Where an Optionee's consulting relationship with the Corporation or a Subsidiary, as applicable, terminates by reason of Disability or completion of service under any applicable consulting agreement, any Options of the Optionee (whether or not vested and exercisable) may be exercised (including by his or her legal representative) until the earlier of:

(i) the date which is one (1) year from the Optionee's Termination Date; and

(ii) the date on which the Exercise Period otherwise would have expired but for acceleration pursuant to this Section 4.6.

4.7 Accelerated Termination of Options — Other Termination of Employment or Services

(a) **Termination of Employment Without Cause or Voluntary Resignation by Employee:** Where an Optionee's employment with the Corporation or Subsidiary, as applicable, terminates by reason of:

(i) termination without cause (whether such termination is lawful or unlawful and whether it occurs with or without any or adequate notice, or with or without compensation in lieu of such notice); or

(ii) voluntary resignation by Optionee,

then any vested Options held by such Optionee which are exercisable at the Termination Date continue to be exercisable until the earlier of:

(A) the date that is three (3) months after the Termination Date; and

(B) the date on which the Exercise Period of the particular Option expires,

unless otherwise determined by the Plan Administrator, in its discretion. Any Options held by such Optionee which are not exercisable at the Termination Date immediately expire and shall be cancelled on the Termination Date and the Optionee will not be entitled to any damages or other amounts in respect of such cancelled Options.

(b) **Termination of Employment With Cause:** Where an Employee Participant's employment is terminated for cause by the Corporation or Subsidiary, as applicable, then all Options held by such Employee Participant, whether or not vested and exercisable at the Termination Date, immediately expire and shall be cancelled on the Termination Date, unless otherwise determined by the Plan Administrator, in its discretion. The Optionee will not be entitled to any damages or other amounts in respect of such cancelled Options.

(c) **Termination of Consulting Relationship Without Breach or Termination by Consultant:** Where a Consultant Participant's consulting relationship is:

(i) terminated by the Corporation or a Subsidiary, as applicable, for any reason whatsoever other than for breach (whether or not such termination is effected in compliance with any termination provisions contained in the relevant consulting agreement); or

(ii) voluntarily terminated by the Consultant Participant pursuant to the terms of the consulting agreement,

then any vested Options held by such Consultant Participant which are exercisable at the Termination Date shall continue to be exercisable by such Consultant Participant until the earlier of:

(A) the date that is three (3) months from the Termination Date of such Consultant Participant; and

(B) the date on which the Exercise Period of the particular Option expires,

unless otherwise determined by the Plan Administrator. Any Options held by such Consultant Participant which are not exercisable at the Termination Date immediately expire and are cancelled on such date and the Optionee will not be entitled to any damages or other amounts in respect of such cancelled Options.

(d) **Termination of Consulting Relationship Due to Breach:** Where a Consultant Participant's consulting relationship is terminated by the Corporation or Subsidiary, as applicable, for breach of the consulting agreement (whether or not such termination is effected in compliance with any termination provisions contained in the relevant consulting agreement), then any Options held by such Consultant Participant, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date, unless otherwise determined by the Plan Administrator, in its discretion. The Optionee will not be entitled to any damages or other amounts in respect of such cancelled Options.

(e) **Termination on Disposition of Business, Business Unit or Subsidiary:** Where the Corporation sells or otherwise disposes of a business, business unit or Subsidiary, the vested Options which are exercisable at the Termination Date by an Optionee whose employment or consulting relationship continues with such business, business unit or former Subsidiary immediately following completion of such sale or disposition, continue to be exercisable until the earlier of:

(i) the date which is one (1) year after the Termination Date; and

(ii) the date on which the Exercise Period otherwise would have expired but for acceleration pursuant to this Section 4.7,

unless otherwise determined by the Plan Administrator, in its discretion. Any Options held by such Optionee which are not exercisable at the Termination Date immediately expire and shall be cancelled on the Termination Date and the Optionee will not be entitled to any damages or other amounts in respect of such cancelled Options.

(f) **Cessation of Eligibility:** A Participant's eligibility to receive new grants of Options under this Plan ceases as of the Termination Date. Except if and as required to comply with applicable minimum requirements contained in ESL, no Participant is eligible for continued vesting of any Option during any period in which the Participant receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and no Participant shall be entitled to any damages or other compensation in respect of any Option that does not vest or is not awarded due to termination of the Participant's employment or engagement as of the Termination Date. The Plan displaces all common law and civil law rights the Participant may have or claim to have in respect of any Options, including any right to damages. The foregoing shall apply, regardless of:

(i) the length of the Participant's employment or engagement;

(ii) the reason for the termination of Participant's employment or engagement;

(iii) whether such termination is lawful or unlawful, with or without cause;

(iv) whether it is the Participant or the Corporation or the Subsidiary that initiates the termination; and

(v) any fundamental changes, over time, to the terms and conditions applicable to the Participant's employment, or engagement.

(g) **Change in Status Alone Does Not Trigger Acceleration of Termination:** The occurrence of a Change in Status alone does not trigger the accelerated termination of the Exercise Period of any Options. Where the employment or consulting relationship of an Optionee is terminated following a Change in Status, the applicable accelerated termination provision of Section 4.6 or 4.7 will be applied with reference to the type of relationship the Optionee had with the Corporation or a Subsidiary, as applicable, on the Termination Date.

4.8 Discretion to Permit Exercise

Notwithstanding the provisions of Sections 4.6 and 4.7, the Plan Administrator may, in its discretion, at any time prior to or following the events contemplated in such sections, permit the exercise of any or all Options held by the Optionee in the manner and on the terms authorized by the Plan Administrator, provided that the Plan Administrator shall not, in any case, authorize the exercise of an Option beyond the expiration of the Exercise Period (as determined by excluding the impact of Sections 4.6 and 4.7) of the particular Option.

4.9 Change in Control

(a) Notwithstanding anything else in this Plan or any Option Agreement, the Plan Administrator may, without the consent of any Optionee, take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding Options into or for options, rights or other securities of substantially equivalent value (or greater value), as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control.

(b) Upon the Corporation entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change in Control, the Corporation shall give written notice of the proposed transaction to all Optionees, together with a description of the effect of such Change in Control on outstanding Options, not less than 10 business days prior to the closing of the transaction resulting in the Change in Control.

(c) Upon the Corporation entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change in Control, the Plan Administrator may accelerate the vesting of any or all outstanding Options to provide that, notwithstanding Section 4.4 or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change in Control:

   (i) subject to such specific terms and conditions as may be specified by the Plan Administrator; and

   (ii) provided that the Plan Administrator shall not authorize the exercise of Options beyond the Expiry Date of the Options.

   In the event the Plan Administrator elects to accelerate the vesting of outstanding Options, then any Options remaining unexercised at the close of business on the business day immediately preceding the closing date of the Change in Control transaction shall terminate and expire upon the completion of the Change in Control transaction. If, for any reason, the Change in Control transaction is not completed, the acceleration of the vesting and conditional exercise of the Options shall be retracted and vesting shall instead revert to that in effect immediately prior to the application of this paragraph by the Plan Administrator.

4.10 Conditions of Exercise

Each Optionee shall, when requested by the Corporation, sign and deliver all such documents relating to the granting or exercise of Options which the Corporation deems necessary or desirable.

4.11 Incentive Stock Options

The following provisions shall apply, in addition to the other provisions of this Plan which are not inconsistent therewith, to Options intended to qualify as incentive stock options ("**ISOs**") under Section 422 of the Code:

(a) Options may be granted as ISOs only to individuals who are employees of the Corporation or any present or future "subsidiary corporation" or "parent corporation" as those terms are defined in Section 424 of the Code (collectively, **"Related Corporations"**) and Options shall not be granted as ISOs to independent contractors;

(b) for purposes of Section 4.6 of the Plan, "Disability" shall mean "permanent and total disability" as defined in Section 22(e)(3) of the Code;

(c) if an Optionee ceases to be employed by the Corporation and/or all Related Corporations other than by reason of death or Disability, Options shall be eligible for treatment as ISOs only if exercised no later than three months following such termination of employment;

(d) the Exercise Price in respect of Options granted as ISOs to employees who own more than 10% of the combined voting power of all classes of stock of the Corporation or a Related Corporation (a "**10% Stockholder**") shall be not less than 110% of the Fair Market Value per Share on the Grant Date and the term of any ISO granted to a 10% Stockholder shall not exceed five years measured from the Grant Date;

(e) Options held by an Optionee shall be eligible for treatment as ISOs only if the fair market value (determined as at the Grant Date) of the Shares with respect to which such Options and all other options intended to qualify as "incentive stock options" under Section 422 of the Code held by such individual and granted under the Plan

or any other plan of a Related Corporation and which are exercisable for the first time by such individual during any one calendar year does not exceed U.S.$100,000; and

(f) by accepting an Option granted as an ISO under the Plan, each Optionee agrees to notify the Corporation in writing immediately after such Optionee makes a "Disqualifying Disposition" of any stock acquired pursuant to the exercise of such ISO; for this purpose, a Disqualifying Disposition is any disposition occurring on or before the later of:

(i) the date two years following the date the ISO was granted; or

(ii) the date one year following the date the ISO was exercised.

ARTICLE 5
SHARE CAPITAL ADJUSTMENTS

5.1   General

The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to:

(a) make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation;

(b) create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto;

(c) effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business; or

(d) effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

5.2   Reorganization and Other Events Affecting the Corporation's Capital

Should the Corporation effect a redivision, subdivision, consolidation, recapitalization or any similar transaction to any of the foregoing, or payment of a special dividend or stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation, and in the event of an amalgamation, arrangement, consolidation, combination, merger or other reorganization involving the Corporation by exchange of Shares, by sale or lease of assets, spin-off or otherwise (other than a Change in Control), that, in the opinion of the Plan Administrator, would warrant the amendment or replacement of any existing Options in order to:

(a) adjust the number of Shares that may be acquired on the exercise of any outstanding Options;

(b) modify the Exercise Price of any outstanding Options to preserve proportionately the rights and obligations of the Optionees;

(c) provide that the Options shall be exercisable for shares of an entity other than the Corporation; and/or

(d) make any other change to preserve proportionately the rights and obligations of the Optionees,

the Plan Administrator shall authorize such steps to be taken as may be equitable and appropriate to that end.

5.3   Immediate Exercise of Options

Where the Plan Administrator determines that the steps described in Section 5.2 would not preserve proportionately the rights and obligations of the Optionees in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may permit the immediate exercise of any outstanding Options that are not otherwise exercisable.

5.4   Issue by Corporation of Additional Shares

Except as expressly provided in this Article 5, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to:

(a) the number of Shares that may be acquired on the exercise of any outstanding Options; or

(b) the Exercise Price of any outstanding Options.

5.5 Fractions

No fractional Shares shall be issued on the exercise of an Option. Accordingly, if as a result of any adjustment under Section 5.2 an Optionee would become entitled to a fractional Share, the Optionee has the right to acquire only the adjusted number of full Shares, and no payment or other adjustment shall be made with respect to the fractional Shares so disregarded.

5.6 Conditions of Exercise

The Plan and each Option are subject to the requirement that, if at any time the Plan Administrator determines that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any provincial, state or federal law, or the consent or approval of any governmental body, securities exchange or of the holders of the Shares generally, is necessary or desirable as a condition of or in connection with the granting of such Option or the issue or purchase of Shares thereunder, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Plan Administrator. The Optionees shall, to the extent applicable, cooperate with the Corporation in relation to such listing, registration, qualification, consent or other approval and shall have no claim or cause of action against the Corporation or any of its officers or directors as a result of any failure by the Corporation to obtain or to take any steps to obtain any such registration, qualification or approval.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1 Legal Requirement

The Corporation is not obligated to grant any Options, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, such action would constitute a violation by an Optionee or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or if such action would give rise to any obligation on the part of the Corporation to register as a dealer or to file a prospectus under applicable securities laws (unless the Corporation chooses to comply with such obligation).

6.2 Rights of Participant/Optionee

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan). No Optionee has any rights as a shareholder of the Corporation in respect of Shares issuable on the exercise of rights to acquire Shares under any Option until the issuance to the Optionee of such Shares.

6.3 Termination

(a) The Plan shall terminate and, for greater certainty, all unexercised Options shall expire following the completion of a Change in Control, provided that the Plan Administrator accelerates the vesting of Options pursuant to Section 4.9.

(b) The Plan Administrator may terminate this Plan at any time without shareholder approval. The termination of this Plan shall have no effect on outstanding Options, which shall continue in effect in accordance with their terms and conditions and the terms and conditions of this Plan.

6.4 Participation in this Plan

The participation of any Participant in this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation or any Subsidiary to ensure the continued employment or service of such Participant. The Plan does not provide any guarantee against any loss that may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

6.5 Personal Information

Each Participant shall provide the Corporation with all information (including personal information, which means any information about an identifiable individual, such as name, home address, phone number, date of birth, taxpayer identification number, position with the Corporation, dates of employment/engagement, spousal status, etc.) required by the Corporation to administer to the Plan (the "**Participant Information**"). Each Participant acknowledges that the Participant Information may be shared with any custodian appointed in respect of the Plan and other third parties such as service providers and affiliates in connection with the administration of the Plan (collectively "**Recipients**"). Recipients may be located in the Participant's jurisdiction of residence or employment, or elsewhere, including the United States or other foreign jurisdictions and the Participant's jurisdiction may have different data privacy laws and protections than the Recipients' jurisdiction(s). Each Participant:

(a) consents to such sharing with Recipients;

(b) authorizes the Corporation to share the Participant Information with Recipients on the Participant's behalf; and

(c) authorizes such Recipients to receive, possess, use, retain, transfer and otherwise process the Participant Information, in electronic or other form, on the Corporation's behalf to implement, administer and manage participation in the Plan.

A Participant may, at any time, refuse or withdraw consents by giving written notice in accordance with Section 6.9, and may otherwise contact the Corporation to access, update, rectify and correct inaccuracies in the Participant Information. If a Participant refuses or withdraws the consent, the Corporation may cancel the Participant's participation in the Plan and, in the Board's discretion, the Participant may forfeit any outstanding Options.

6.6 Amendments

The Board may amend, suspend or discontinue the Plan or any Option at any time without shareholder approval, provided, however, that no such amendment, suspension or discontinuance may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan and shareholder approval shall be required for the following amendments to the Plan or any Option:

(a) any increase in the number of Shares reserved for issuance under the Plan, except as a result of an event specified in Section 5.2 of this Plan;

(b) a reduction in the Exercise Price of an Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of reissuing Options to the same Participant with a lower Exercise Price within such time period as may be specified by the TSX from time to time, shall be treated as an amendment to reduce the Exercise Price of an Option) except for the purpose of maintaining Option value in connection with an event specified in Section 5.2 of this Plan;

(c) an extension of the term of an Option (other than an extension to 10 business days after the end of a Blackout Period if the Expiry Date would otherwise fall within, or within two days after the end of a Blackout Period);

(d) an amendment to the provisions of Section 3.3 to remove or exceed the 10% limit set forth therein;

(e) an amendment to eligible participants that may permit the introduction of non-employee directors on a discretionary basis;

(f) any amendment which would permit Options granted under the Plan to be transferrable or assignable other than for normal estate settlement purposes; and

(g) this Section 6.6, respecting matters requiring shareholder approval other than the addition of matters to be subject to shareholder approval.

6.7 Corporate Action

Nothing contained in this Plan or in an Option shall be construed so as to prevent the Corporation from taking any corporate action deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Option, including, with respect to an Option previously granted, any

adjustments to the Exercise Price, Exercise Period or number of Option Shares, provided that any such adjustment is required by any securities exchange or applicable securities laws.

6.8   U.S. Tax Laws

If any provision of this Plan contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code, or could cause the Participant to recognize income for U.S. federal income tax purposes with respect to any Options before such Options are exercised or to be subject to interest and penalties under Section 409A, such provision shall be modified to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A or causing such income recognition or imposition of interest or penalties. Moreover, any discretionary authority that the Plan Administrator or any delegate thereof may have pursuant to this Plan shall not be applicable to Options that are subject to Section 409A to the extent such discretionary authority will contravene Section 409A.

6.9   Notices

All written notices to be given by the Optionee to the Corporation shall be delivered personally or by registered mail, postage prepaid, addressed as follows:

> Magna International Inc.
> 337 Magna Drive
> Aurora, Ontario L4G 7K1
> Attention: Corporate Secretary

Any notice given by the Optionee pursuant to the terms of an Option shall not be effective until actually received during regular business hours by the Corporation at the above address.

6.10   Conflicts

The terms and conditions of each Option grant are set out in this Plan and the applicable Option Agreement. In the event of a conflict between the provisions of this Plan and the provisions of the applicable Option Agreement, the provisions of the Option Agreement shall govern. In the event of a conflict between the terms and conditions of an Option Agreement and the terms and conditions of an employment or consulting agreement between the Optionee and the Corporation or a Subsidiary, as applicable, the terms and conditions of the Option Agreement shall govern unless the applicable terms of such employment or consulting agreement have been approved by the Board or the Committee.

6.11   Compliance with Employment Standards

It is understood and agreed that the Plan is subject to all applicable minimum requirements of ESL. The Corporation and its Subsidiaries will comply with all applicable minimum requirements contained in ESL. Accordingly, to the extent that any applicable ESL minimum requirements apply, the Plan shall: (a) not be interpreted as in any way waiving or contracting out of ESL and (b) be interpreted to achieve compliance with ESL. In the event that ESL requires the Corporation or one of its Subsidiaries to provide the Participant with a superior right or entitlement upon termination of the Participant's employment or otherwise ("**Statutory Entitlements**") than provided for under the Plan, then the Corporation or the Subsidiary, as applicable, shall provide the Participant with the Participant's Statutory Entitlements in substitution for the Participant's rights under the Plan. There shall be no presumption of strict interpretation against the Corporation. The Board will exercise its discretion in respect of the Plan in a manner that complies any applicable minimum requirements of ESL.

6.12   No Notice of Expiration

It is understood and agreed that the Corporation and its directors, officers, employees, attorneys and agents do not have any obligation to notify the Participant prior to the expiration of any Option under this Plan, regardless of whether the Option will expire at the end of its full term or an earlier date related to the termination of the Participant's employment or engagement. The Participant agrees that the Participant has the sole responsibility for monitoring the expiration of any Option and for exercising their Options, if at all, prior to their expiration.

6.13   Prior Plan

The Prior Plan terminated effective on ratification of this Plan by shareholders, such that no further grants of options or other awards shall be made thereunder. Notwithstanding the foregoing, the termination of the Prior Plan shall have no

effect on outstanding options or other awards granted thereunder, all of which shall continue in full force and effect in accordance with their terms and conditions and the terms and conditions of the Prior Plan and the applicable option agreements.

APPROVED BY THE BOARD: March 27, 2025

Transfer Agent and Registrar

TSX Trust Company
301-100 Adelaide Street West
Toronto, Ontario M5H 4H1
Telephone: 1 (800) 387 0825
                        or 416-682-3860
Fax: 1 (888) 249 6189 or
                        1 (514) 985 8843
Email: shareholderinquiries@tmx.com

www.tsxtrust.com

Exchange Listings

Common Shares
Toronto Stock Exchange **MG**
New York Stock Exchange **MGA**

Corporate Office

Magna International Inc.
337 Magna Drive,
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
Fax: (905) 726-7164

www.magna.com



Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: 905 726 2462

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